Form 10KSB, Exhibit 13
period 2004-06-30
DSA FINANCIAL CORP
filed 2004-09-28
CIK 1282852

                                   EXHIBIT 13
                          ANNUAL REPORT TO SHAREHOLDERS

                       2004 ANNUAL REPORT TO STOCKHOLDERS
                            DSA FINANCIAL CORPORATION


                                         TABLE OF CONTENTS

                                                                                              Page


Message to Our Stockholders................................................................      1
Selected Consolidated Financial Information and Other Data.................................      2
Management's Discussion and Analysis of Financial Condition and Results of Operations......      4
Common Stock and Related Matters...........................................................     12
Index to Consolidated Financial Statements.................................................     14
Report of Independent Registered Public Accounting Firm....................................     15
Consolidated Statements of Financial Condition.............................................     16
Consolidated Statements of Earnings........................................................     17
Consolidated Statements of Comprehensive Income............................................     18
Consolidated Statements of Stockholders' Equity............................................     19
Consolidated Statements of Cash Flows......................................................     20
Notes to Consolidated Financial Statements.................................................     22

           SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA


     DSA Financial Corporation became the holding company for Dearborn Savings Association, F.A. on July 28, 2004 and, prior to that date has no operating history. The following information is derived from the audited consolidated financial statements of Dearborn Financial Corporation. For additional information, reference is made to "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of DSA Financial Corporation and related notes included elsewhere in this Annual Report.


                                                              AT JUNE 30,
                                                       ------------------------
                                                          2004          2003
                                                       ----------    ----------
                                                            (IN THOUSANDS)
SELECTED FINANCIAL CONDITION DATA:

Total assets......................................     $   83,766   $   79,979
Loans, net........................................         59,192       60,894
Investment securities available for sale..........          6,763        7,628
Mortgage-backed securities available for sale.....          1,484        3,169
Deposits..........................................         68,203       63,806
Borrowings........................................          5,000        6,000
Stockholders' equity..............................          9,259        8,859


                                                         YEARS ENDED JUNE 30,
                                                       ------------------------
                                                          2004          2003
                                                       ----------    ----------
                                                            (IN THOUSANDS)
SELECTED OPERATING DATA:

Interest and dividend income......................     $    4,148    $    4,676
Interest expense..................................          1,538         2,317
                                                       ----------    ----------
   Net interest income............................          2,610         2,359
Provision for losses on loans.....................             24             6
                                                       ----------    ----------
   Net interest income after provision for losses
     on loans.....................................          2,586         2,353
Other income......................................            490           696
General, administrative and other expense ........          1,763         1,760
                                                       ----------    ----------
Earnings before income taxes......................          1,313         1,289
Income taxes......................................            488           485
                                                       ----------    ----------
   Net earnings...................................     $      825    $      804
                                                       ==========    ==========

                                                          AT OR FOR THE YEAR
                                                            ENDED JUNE 30,
                                                       ------------------------
                                                          2004          2003
                                                       ----------    ----------

SELECTED FINANCIAL RATIOS AND OTHER DATA:

PERFORMANCE RATIOS:
Return on assets (ratio of net earnings to average
   total assets)....................................          1.04%      0.99%
Return on equity (ratio of net earnings to average
   equity)..........................................          9.01%      9.36%
Average interest rate spread(1).....................          3.30%      2.84%
Net interest margin(2)..............................          3.49%      3.04%
Efficiency ratio (3)................................         56.87%     57.61%
Non-interest expense to average total assets........          2.23%      2.16%
Average interest-earning assets to average
   interest-bearing liabilities.....................        108.81%    107.08%

PER SHARE AND RELATED DATA:
Basic earnings per share ...........................      $   1.70   $   1.72
Diluted earnings per share..........................      $   1.70   $   1.72
Dividends per share (4).............................      $   1.55   $   1.55
Dividend payout ratio (5)...........................         91.18%     90.12%
Book value per share (6)............................      $  19.11   $  18.28

ASSET QUALITY RATIOS:
Non-performing assets to total assets...............          0.70%      0.52%
Non-performing loans to total loans.................          0.93%      0.38%
Allowance for loan losses to non-performing loans...         57.05%    131.93%
Allowance for loan losses to total loans............          0.53%      0.50%

CAPITAL RATIOS:
Equity to total assets at end of period.............         11.05%     11.08%
Average equity to average assets....................         11.58%     10.54%
Risk-based capital ratio (bank only)................         19.03%     19.63%

OTHER DATA:
Number of full service offices......................             2          2

--------------------------
(1) The average interest rate spread represents the difference between the weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearing liabilities for the year.
(2) The net interest margin represents net interest income as a percent of average interest-earning assets for the year.
(3) The efficiency ratio represents non-interest expense divided by the sum of net interest income and non-interest income.
(4) Cash dividends paid is calculated by multiplying the dividend declared per share by the number of shares outstanding as of the applicable record date.
(5) The dividend payout ratio represents dividends per share divided by basic earnings per share.
(6) Book value per share is based on total stockholders' equity and 484,579 outstanding common shares at both June 30, 2004 and 2003.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD LOOKING STATEMENTS

        This document contains certain "forward-looking statements" which may be identified by the use of words such as "believe," "expect," "anticipate," "should," "planned," "estimated" and "potential." Examples of forward-looking statements include, but are not limited to, estimates with respect to our financial condition, results of operations and business that are subject to various factors which could cause actual results to differ materially from these estimates and most other statements that are not historical in nature. These factors include, but are not limited to, general and local economic conditions, changes in interest rates, deposit flows, demand for mortgage and other loans, real estate values, and competition; changes in accounting principles, policies, or guidelines; changes in legislation or regulation; and other economic, competitive, governmental, regulatory, and technological factors affecting our operations, pricing products and services.

OVERVIEW OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        Dearborn Savings Association is a full-service, community-oriented savings association whose primary lending activity is the origination of loans secured by real estate, and, specifically, one- to four-family residential real estate. As of June 30, 2004, $61.2 million, or 97.2%, of our total loan portfolio consisted of loans secured by real estate. As of that date, $35.1 million, or 55.7% of our total loan portfolio consisted of one- to four-family residential real estate loans. We intend to increase our focus on originating non-residential real estate and land loans, which generally are originated with higher interest rates compared to one- to four-family residential real estate loans. In addition, most of these loans are originated with adjustable interest rates, which assists us in managing interest rate risk.

        Our results of operations depend primarily on our net interest income, which is the difference between the interest income we receive on our interest-earning assets, such as loans and securities, and the interest expense we pay on our deposits and borrowings. Results of operations are also affected by other income and general, administrative and other expense, the provision for losses on loans and income tax expense. Other income consists primarily of banking fees and service charges and gains (losses) on sales of loans and securities available for sale. Our general, administrative and other expense consists primarily of salaries and employee benefits, occupancy and office expenses, advertising and promotion expense and data processing expenses.

        Net earnings increased $21,000, or 2.6%, to $825,000 for the year ended June 30, 2004, from $804,000 for the year ended June 30, 2003. An increase in net interest income was partially offset by a decrease in other income.

        In recent years, we have experienced slower loan and asset growth compared to some of our peers. We believe that we originate a higher level of fixed-rate, one- to four-family residential real estate loans as a percentage of our total assets than our peers. Since October 2003, as a result of the current low interest rate environment, we have sold substantially all of the fixed-rate one- to four-family residential real estate loans we have originated. Accordingly, we believe that our loans and assets have increased at a slower rate compared to our peers because we have sold a greater percentage of our assets than our peers, even if our peers have also sold one- to four-family residential real estate loans. In addition, $6.1 million of public funds were withdrawn at our request during the year ended June 30, 2003. The payout of these withdrawals significantly offset our asset growth of recent years.

As the holding company of a federally chartered savings and loan association, our results of operations are significantly affected by general economic and competitive conditions, and particularly changes in market interest rates, government policies and actions of regulatory authorities. Numerous factors that are beyond our control can cause market interest rates to increase or decline. In addition, we are unable to predict future changes in government policies and actions of regulatory authorities that could have a material impact on our financial performance. As a result, we believe that changes in market interest rates, government policies and actions of regulatory authorities represent the primary uncertainties in predicting our future performance.

MANAGEMENT OF MARKET RISK

        QUALITATIVE ANALYSIS. Management believes that our most significant form of market risk is interest rate risk. The general objective of our interest rate risk management is to determine the appropriate level of risk given our business strategy, and then manage that risk in a manner that is consistent with our policy to reduce the exposure of our net interest income to changes in market interest rates. Dearborn Savings Association's asset/liability management committee ("ALCO"), which consists of senior management and members of the Board of Directors, evaluates the interest rate risk inherent in our assets and liabilities, our operating environment and capital and liquidity requirements, and modifies our lending, investing and deposit-taking strategies accordingly. The Board of Directors reviews the ALCO's activities and strategies, the effect of those strategies on our net interest margin, and the effect that changes in market interest rates would have on the economic value of our loan and securities portfolios as well as the intrinsic value of our deposits and borrowings.

        We actively evaluate interest rate risk in connection with our lending, investing and deposit-taking activities. Generally, our loans, which represent the significant majority of our assets, have longer-terms to maturity than our deposits, which represent the significant majority of our liabilities. As of June 30, 2004, $60.1 million, or 95.4% of our loan portfolio as of that date, consisted of loans that mature or reprice during the year ended June 30, 2005 and beyond. In contrast, as of June 30, 2004, $58.1 million, or 85.2% of our deposits as of that date, consisted of deposits that mature or reprice in less than one year.

        In an effort to better manage interest-rate risk, we have increased our focus on the origination and retention in our portfolio of adjustable-rate residential mortgage loans. In addition, we intend to increase our originations and retention in our portfolio of non-residential real estate and land loans. Most of these loans are originated with adjustable interest rates, which assists us in managing interest rate risk. Depending on market interest rates and our capital and liquidity position, we may retain all of the fixed-rate, fixed-term residential mortgage loans that we originate or we may sell all or a portion of such loans with longer-terms, generally on a servicing-retained basis. Since October 2003, as a result of the current interest rate environment, we have sold substantially all of the fixed-rate one- to four-family residential real estate loans we have originated. We primarily invest in short- and medium-term securities, which generally have lower yields compared to longer-term investments. Shortening the average maturity of our interest-earning assets by increasing our investments in shorter-term securities, as well as originating loans with adjustable rates of interest, helps to better match the maturities and interest rates of our assets and liabilities, thereby reducing the exposure of our net interest income to changes in market interest rates. We have also maintained high levels of liquid assets, such as cash and cash equivalents, which will permit us to invest in higher-yielding securities in the event of an increase in interest rates. These strategies may adversely affect net interest income due to lower initial yields on these investments in comparison to longer-term, fixed-rate loans and investments.

        QUANTITATIVE ANALYSIS. Management evaluates interest rate sensitivity using a model that estimates the change in Dearborn Savings Association's net portfolio value ("NPV") over a range of interest rate scenarios. NPV is the discounted present value of expected cash flows from assets, liabilities and off-balance sheet contracts. In calculating changes in NPV, we assume estimated loan prepayment rates, reinvestment rates and deposit decay rates that seem most likely based on historical experience during prior interest rate changes.

        The table below sets forth, as of June 30, 2004, the estimated changes in our NPV that would result from the designated instantaneous changes in the U.S. Treasury yield curve. Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions including relative levels of market interest rates, loan prepayments and deposit decay, and should not be relied upon as indicative of actual results.

                                                                                   NPV AS A PERCENTAGE OF
                                                                                 PRESENT VALUE OF ASSETS (3)
                                             ESTIMATED INCREASE (DECREASE)     -------------------------------
            CHANGES IN                                IN NPV                                       INCREASE
         INTEREST RATES        ESTIMATED     -----------------------------                        (DECREASE)
        (BASIS POINTS)(1)       NPV (2)         AMOUNT          PERCENT        NPV RATIO (4)    (BASIS POINTS)
        -----------------      ---------     ------------    -------------     -------------    --------------
                                 (DOLLARS IN THOUSANDS)
               +300            $  10,949     $    (2,215)         (17)%            13.00%            (200)
               +200               11,829          (1,335)         (10)             13.83             (117)
               +100               12,625            (539)          (4)             14.55              (45)
                  0               13,164              --           --              15.00               --
               -100               13,320             156            1              15.07                7

---------------------------
(1) Assumes an instantaneous uniform change in interest rates at all maturities.
(2) NPV is the discounted present value of expected cash flows from assets, liabilities and off-balance sheet contracts.
(3) Present value of assets represents the discounted present value of incoming cash flows on interest-earning assets.
(4)     NPV Ratio represents NPV divided by the present value of assets.

        The table set forth above indicates that at June 30, 2004, in the event of an immediate 100 basis point decrease in interest rates, we would be expected to experience a 1% increase in NPV and a seven basis point increase in NPV ratio. In the event of an immediate 200 basis point increase in interest rates, we would be expected to experience a 10% decrease in NPV and a 117 basis point decrease in NPV ratio.

        Certain shortcomings are inherent in the methodology used in the above interest rate risk measurements. Modeling changes in NPV and net interest income requires making certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. The NPV and net interest income table presented above assumes that the composition of our interest-rate sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and, accordingly, the data does not reflect any actions management may undertake in response to changes in interest rates. The table also assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration to maturity or the repricing characteristics of specific assets and liabilities. Accordingly, although the NPV and net interest income table provides an indication of our sensitivity to interest rate changes at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on our net interest income and will differ from actual results.

AVERAGE BALANCE SHEETS

        The following tables set forth average balance sheets, average yields and costs, and certain other information for the periods indicated. No tax-equivalent yield adjustments were made, as the effect thereof was not material. All average balances are daily average balances. Non-accrual loans were included in the computation of average balances, but have been reflected in the table as loans carrying a zero yield. The yields set forth below include the effect of deferred fees, discounts and premiums that are amortized or accreted to interest income or expense.

                                                             YEARS ENDED JUNE 30,
                                 ----------------------------------------------------------------------------------
                                                   2004                                       2003
                                 ---------------------------------------    ---------------------------------------
                                    AVERAGE                                    AVERAGE
                                  OUTSTANDING                                OUTSTANDING
                                    BALANCE      INTEREST    YIELD/RATE        BALANCE      INTEREST    YIELD/RATE
                                 -------------  ----------  ------------    -------------  ----------  ------------
                                                              (DOLLARS IN THOUSANDS)
INTEREST-EARNING ASSETS:
Loans........................... $      60,932  $    3,802         6.24%    $      56,797  $    3,985        7.02%
Investment securities...........         7,187         215         2.99            12,634         530        4.20
Mortgage-backed securities......         2,101          36         1.71             2,572          36        1.40
Interest-earning deposits and
  other.........................         4,643          95         2.05             5,474         125        2.28
                                 -------------  ----------                  -------------  ----------
   Total interest-earning
     assets.....................        74,863       4,148         5.54            77,477       4,676        6.04
                                                ----------                                 ----------
Non-interest-earning assets.....         4,246                                      4,017
                                 -------------                              -------------
   Total assets................. $      79,109                              $      81,494
                                 =============                              =============

INTEREST-BEARING LIABILITIES:
Savings deposits................ $      19,456         249         1.28     $      21,761         484        2.22
Money market/NOW deposits.......         9,205          77         0.84            11,623         290        2.50
Certificates of deposit.........        34,845         989         2.84            33,084       1,233        3.73
                                 -------------  ----------                  -------------  ----------
   Total deposits...............        63,506       1,315         2.07            66,468       2,007        3.02
FHLB advances...................         5,295         223         4.21             5,888         310        5.26
                                 -------------  ----------                  -------------  ----------
   Total interest-bearing
     liabilities................        68,801       1,538         2.24            72,356       2,317        3.20
                                                ----------  ------------                   ----------  ------------
Non-interest-bearing
     liabilities................         1,148                                        552
                                 -------------                              -------------
   Total liabilities............        69,949                                     72,908
Stockholders' equity............         9,160                                      8,586
                                 -------------                              -------------
   Total liabilities and
     stockholders' equity....... $      79,109                              $      81,494
                                 =============                              =============

Net interest income.............                $    2,610                                 $    2,359
                                                ==========                                 ==========
Net interest rate spread (1)....                                   3.30%                                      2.84%
                                                            ============                               ============
Net interest-earning assets (2). $       6,062                              $       5,121
                                 =============                              =============
Net interest margin (3).........                                   3.49%                                      3.04%
                                                            ============                               ============
Average of interest-earning
   assets to interest-bearing
   liabilities..................                                 108.81%                                    107.08%
                                                            ============                               ============

------------------------------------
(1) Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(2) Net interest-earning assets represents total interest-earning assets less total interest-bearing liabilities.
(3) Net interest margin represents net interest income divided by average total interest-earning assets.

RATE/VOLUME ANALYSIS

        The following table presents the dollar amount of changes in interest income and interest expense for the major categories of our interest-earning assets and interest-bearing liabilities. Information is provided for each category of interest-earning assets and interest-bearing liabilities with respect to (i) changes attributable to changes in volume (i.e., changes in average balances multiplied by the prior-period average rate) and (ii) changes attributable to rate (i.e., changes in average rate multiplied by prior-period average balances). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the change due to volume and the change due to rate.

                                          YEARS ENDED JUNE 30,
                                              2004 VS. 2003
                                    ---------------------------------------
                                    INCREASE (DECREASE) DUE TO      TOTAL
                                    --------------------------    INCREASE
                                      VOLUME           RATE      (DECREASE)
                                    ----------      ----------   ----------
                                                  (IN THOUSANDS)

INTEREST-EARNING ASSETS:
   Loans.......................     $      278      $     (461)  $     (183)
   Investment securities.......           (189)           (126)        (315)
   Mortgage-backed securities..             (7)              7           --
   Interest-earning deposits
     and other.................            (18)            (12)         (30)
                                    ----------      ----------   ----------

     Total interest-earning
       assets..................             64            (592)        (528)
                                    ----------      ----------   ----------

INTEREST-BEARING LIABILITIES:
   Passbook accounts...........            (47)           (188)        (235)
   Money market/NOW accounts...            (50)           (163)        (213)
   Certificates of deposit.....             63            (307)        (244)
                                    ----------      ----------   ----------
     Total deposits............            (34)           (658)        (692)

   FHLB Advances...............            (28)            (59)         (87)
                                    ----------      ----------   ----------

     Total interest-bearing
       liabilities.............            (62)           (717)        (779)
                                    ----------      ----------   ----------

Change in net interest income..     $      126      $      125   $      251
                                    ==========      ==========   ==========


CRITICAL ACCOUNTING POLICIES

        Our accounting and reporting policies are prepared in accordance with accounting principles generally accepted in the United States of America and conform to general practices within the banking industry. We consider accounting policies that require significant judgment and assumptions by management that have, or could have, a material impact on the carrying value of certain assets or on net earnings to be critical accounting policies. The accounting policy for the allowance for loan losses is considered critical to our financial results.

        The allowance for loan losses is the estimated amount that we consider to be necessary to absorb known and inherent losses that are both probable and reasonably estimable at the date of our financial statements. The allowance is established through the provision for losses on loans, which is charged against income. In determining the allowance for loan losses, management makes significant estimates and has identified this policy as one of the most critical for Dearborn Savings Association.

        Management performs a quarterly evaluation of the allowance for loan losses. In evaluating the level of the allowance for loan losses, management considers historical loss experience, the type and the amount of loans in the loan portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that may be susceptible to significant change.

        The analysis of the allowance for loan losses has two components: specific and general allocations. Specific allocations are made for loans that are determined to be impaired. Impairment is measured by determining the present value of expected future cash flows or, for collateral-dependent loans, the fair value of the collateral adjusted for market conditions and selling expenses. The general allocation is determined by segregating the remaining loans by type of loan, risk weighting (if applicable) and payment history. We also analyze historical loss experience, delinquency trends, general economic conditions and geographic and industry concentrations. This analysis establishes factors that are applied to the loan groups to determine the amount of the general reserve. Actual loan losses may be significantly more than the reserves we have established, which could have a material negative effect on our financial results.

COMPARISON OF FINANCIAL CONDITION AT JUNE 30, 2004 AND JUNE 30, 2003

        ASSETS. Total assets increased $3.8 million, or 4.7%, to $83.8 million at June 30, 2004, from $80.0 million at June 30, 2003. The increase in assets reflects a $7.2 million increase in interest-bearing deposits in other financial institutions, to $8.9 million at June 30, 2004 from $1.7 million at June 30, 2003, partially offset by a $1.7 million decrease in mortgage-backed securities available for sale to $1.5 million at June 30, 2004 from $3.2 million at June 30, 2003, and an $865,000, or 11.3%, decrease in investment securities available for sale to $6.8 million at June 30, 2004 from $7.6 million at June 30, 2003. Loans, net increased $514,000 to $59.1 million at June 30, 2004 from $58.6 million at June 30, 2003, reflecting increases in nonresidential, real estate and land loans and construction loans. We maintain these loans in our portfolio because they are originated at favorable rates of interest compared to one-to four-family residential real estate loans. The increase in interest-bearing deposits in other financial institutions resulted from our temporarily investing subscription funds we had received in connection with the mutual-to-stock conversion of Dearborn Mutual Holding Company and our related stock offering. Principal repayments of $2.6 million on mortgage-backed securities were partially offset by a purchase of a $1.0 million mortgage-backed security. The decrease in investment securities available for sale resulted from the sale of securities. Principal repayments on mortgage-backed securities during the year ended June 30, 2004, which exceeded principal repayments on these types of securities for the fiscal year ended June 30, 2003, resulted from the repayment of high interest-rate securities in the current low interest rate environment. The decrease in loans resulted from the sale of $14.2 million in one- to four-family residential real estate loans to Freddie Mac, including loans that we held prior to June 30, 2003.

        LIABILITIES. Total liabilities increased $3.4 million, or 4.8%, to $74.5 million at June 30, 2004 from $71.1 million at June 30, 2003. The increase in liabilities reflects a $4.4 million increase in deposits, to $68.2 million at June 30, 2004 from $63.8 million at June 30, 2003, partially offset by a $1.0 million decrease in borrowings (consisting solely of Federal Home Loan Bank of Indianapolis advances), to $5.0 million at June 30, 2004 from $6.0 million at June 30, 2003. The increase in deposits resulted primarily from the receipt of $6.5 million of subscription funds in connection with the mutual-to-stock conversion of Dearborn Mutual Holding Company and our related stock offering, offset by the maturity of $2.3 million of public funds, of which we retained $1.0 million. The decrease in borrowings reflects the maturity in October 2003 of a Federal Home Loan Bank of Indianapolis advance that carried a high interest rate, which we repaid with the proceeds of the sales and repayments of securities.

        STOCKHOLDERS' EQUITY. Stockholders' equity increased $400,000, or 4.5%, to $9.3 million at June 30, 2004, from $8.9 million at June 30, 2003. The increase in stockholders' equity reflects net income of $825, partially offset by dividend payments of $364,000 during the period.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED JUNE 30, 2004 AND 2003

        GENERAL. Net earnings increased $21,000 to $825,000 for the year ended June 30, 2004, from $804,000 for the year ended June 30, 2003. The increase resulted primarily from a $251,000 increase in net interest income, partially offset by a $206,000 decrease in other income. During the year ended June 30, 2004 and 2003, all significant elements of income or loss arose from our continuing operations.

        INTEREST INCOME. Interest income decreased $528,000, or 11.3%, to $4.1 million for the year ended June 30, 2004, from $4.7 million for the year ended June 30, 2003. The decrease in interest income resulted primarily from a $315,000 decrease in interest income on investment securities, a $183,000 decrease in interest income on loans and a $30,000 decrease in interest income from interest-earning deposits.

        Interest income from investment securities decreased $315,000, or 59.4%, to $215,000 for the year ended June 30, 2004 from $530,000 for the year ended June 30, 2003. The decrease in interest income from investment securities was due primarily to a $5.4 million decrease in the average balance to $7.2 million for the year ended June 30, 2004 from $12.6 million for the year ended June 30, 2003, as well as a decrease in the average yield to 2.99% from 4.20%. The decrease in interest rates reflects the continued decline in market interest rates and the decrease in the average balance resulted in calls of securities in the current low interest rate environment.

        Interest income from loans decreased $183,000 to $3.8 million for the year ended June 30, 2004 from $4.0 million for the year ended June 30, 2003. The decrease in interest income from loans reflects a decrease in the average yield to 6.24% from 7.02%, which offset an increase of $4.1 million, or 7.3%, in the average balance of loans to $60.9 million from $56.8 million. The decrease in interest rates reflects the continued decline in market interest rates. The increase in the average balance of loans reflects our retaining non-residential real estate loans in our portfolio. These loans are originated at favorable rates of interest compared to one- to four-family residential real estate loans, and have variable rates of interest that assist us in managing interest rate risk.

        Interest income from interest-earning deposits and other interest-earning assets decreased $30,000 to $95,000 for the year ended June 30, 2004 from $125,000 for the year ended June 30, 2003. The decrease was due primarily to an $831,000, or 15.2%, decrease in the average balance of interest-earning deposits and other interest-earning assets, as the yield on these assets remained relatively flat. The decrease in the average balance of these assets reflects management's decision to maintain lower balances of cash and overnight funds, and invest in asset management funds during most of the year ended June 30, 2004. We invest in asset management funds in an effort to increase the yield on our interest-earning assets.

        INTEREST EXPENSE. Interest expense decreased $779,000, or 33.6%, to $1.5 million for the year ended June 30, 2004 from $2.3 million for the year ended June 30, 2003. The decrease in interest expense resulted from a $692,000 decrease in interest expense on deposits and an $87,000 decrease in interest expense on borrowings.

        Interest expense on deposits decreased $692,000, or 34.5%, to $1.3 million for the year ended June 30, 2004 from $2.0 million for the year ended June 30, 2003. The decrease was due to both a $3.0 million, or 4.5%, decrease in the average balance of deposits and a decrease in the average rate paid on deposits to 2.07% from 3.02%. All deposit categories experienced a decrease in interest rates, although the average balance of certificates of deposit increased $1.8 million, or 5.3%, to $34.8 million for the year ended June 30, 2004 from $33.1 million for the year ended June 30, 2003. The decrease in interest rates reflects the continued decline in market interest rates. The increase in the average balance of certificates of deposit reflects our depositors seeking higher-yielding deposit products in the current low interest rate environment. The reduction in the average balances of other deposits resulted from the withdrawal of public funds at our request.

        Interest expense from borrowings (consisting solely of Federal Home Loan Bank of Indianapolis advances) decreased $87,000 to $223,000 for the year ended June 30, 2004 from $310,000 for the year ended June 30, 2003. The decrease was due to both a $593,000, or 10.1%, decrease in the average balance of borrowings and a decrease in the average cost of borrowings to 4.21% from 5.26%.

        NET INTEREST INCOME. Because the decrease in our interest expense exceeded the decrease in our interest income, net interest income increased $251,000, or 10.6%, to $2.6 million for the year ended June 30, 2004, from $2.4 million for the year ended June 30, 2003. Our interest rate spread increased to 3.30% from 2.84% and our net interest margin increased to 3.49% from 3.04%, while average net interest-earning assets increased to $6.1 million for the year ended June 30, 2004 from $5.1 million for the year ended June 30, 2003.

        PROVISION FOR LOSSES ON LOANS. We establish provisions for losses on loans, which are charged to operations, at a level necessary to absorb known and inherent losses that are both probable and reasonably estimable at the date of the financial statements. Based on our evaluation of these factors, management made a provision of $24,000 for the year ended June 30, 2004 and a provision of $6,000 for the year ended June 30, 2003. We used the same methodology and generally similar assumptions in assessing the allowance for both years. The allowance for loan losses was $336,000, or 0.53% of gross loans outstanding at June 30, 2004, as compared with $314,000, or 0.50% of gross loans outstanding at June 30, 2003. The level of the allowance is based on estimates, and ultimate losses may vary from the estimates.

        Determining the amount of the allowance for loan losses necessarily involves a high degree of judgment. Management reviews the level of the allowance on a quarterly basis, at a minimum, and establishes the provision for losses on loans based on the composition of the loan portfolio, delinquency levels, loss experience, economic conditions, and other factors related to the collectibility of the loan portfolio. The provision for the year ended June 30, 2004 was predicated primarily upon growth in the non-residential real estate loan portfolio.

        Although we believe that we use the best information available to establish the allowance for loan losses, future additions to the allowance may be necessary based on estimates that are susceptible to change as a result of changes in economic conditions and other factors. In addition, the Office of Thrift Supervision, as an integral part of its examination process, periodically reviews our allowance for loan losses. The Office of Thrift Supervision may require us to recognize adjustments to the allowance based on its judgment regarding the adequacy of our allowance for loan losses at the time of its examination.

        OTHER INCOME. Other income decreased $206,000, or 29.6%, to $490,000 for the year ended June 30, 2004 from $696,000 for the year ended June 30, 2003. The decrease in other income was due to a $157,000 decrease in gain on sale of loans to $242,000 for the year ended June 30, 2004 from $399,000 for the year ended June 30, 2003, and a $133,000 decrease in gain on the sale of securities to a loss of $21,000 for the year ended June 30, 2004, compared to a gain of $112,000 for the year ended June 30, 2003. We sold $14.2 million of loans during the year ended June 30, 2004 compared to $21.0 million of such sales during the year ended June 30, 2003. The loss on the sale of securities reflected management's decision to liquidate asset management funds following a rapid decline in the value of these funds in the middle of calendar 2003.

        GENERAL, ADMINISTRATIVE AND OTHER EXPENSE. General, administrative and other expense was $1.8 million for each of the year ended June 30, 2004 and June 30, 2003. There were no material changes in any categories of non-interest expense between the fiscal years.

        INCOME TAXES. The provision for income taxes was $488,000 for the year ended June 30, 2004 and $485,000 for the year ended June 30, 2003, reflecting effective tax rates of 37.2% and 37.6%, respectively.

LIQUIDITY AND CAPITAL RESOURCES

        The overall objective of our liquidity management is to ensure the availability of sufficient cash funds to meet all financial commitments and to take advantage of investment opportunities. We manage liquidity in order to meet deposit withdrawals on demand or at contractual maturity, to repay borrowings as they mature, and to fund new loans and investments as opportunities arise.

        Our primary sources of funds are deposits, principal and interest payments on loans and securities, and, to a lesser extent, borrowings (Federal Home Loan Bank advances), the proceeds from maturing securities and short-term investments, and the proceeds from the sales of loans and securities. The scheduled amortization of loans and securities, as well as proceeds from borrowings, are predictable sources of funds. Other funding sources, however, such as deposit inflows, mortgage prepayments, mortgage loan sales and mortgage-backed securities sales are greatly influenced by market interest rates, economic conditions and competition.

        At June 30, 2004, our portfolio of available-for-sale securities had a fair market value of $8.2 million. Proceeds from the sale of loans in the secondary market totaled $14.2 million and $21.0 million for the years ended June 30, 2004 and 2003, respectively.

        We obtain additional sources of funds through Federal Home Loan Bank advances, of which $5.0 million were outstanding at June 30, 2004. At June 30, 2004 we had the ability to borrow an additional $36.7 million under our credit facilities with the Federal Home Loan Bank of Indianapolis.

        Our cash flows are derived from operating activities, investing activities and financing activities as reported in the "Consolidated Statements of Cash Flows" in our consolidated financial statements beginning on page 14 of this document. Our primary investing activities are the origination of one- to four-family residential and non-residential real estate and other loans, and the purchase of investment securities and mortgage-backed securities. During the years ended June 30, 2004 and 2003, our loan originations totaled $37.7 million and $53.9 million, respectively. Purchases of securities available for sale totaled $15.3 million and $38.3 million for the years ended June 30, 2004 and 2003, respectively. These activities were funded primarily by principal repayments on loans and securities and proceeds from sales of loans. Loan origination commitments totaled $1.3 million at June 30, 2004, and consisted of $90,000 of fixed-rate loans and $1.2 million of adjustable-rate loans. Unused lines of credit granted to customers were $4.8 million at June 30, 2004. We anticipate that we will have sufficient funds available to meet current loan commitments and lines of credit.

        Deposit flows are generally affected by the level of market interest rates, the interest rates and other conditions on deposit products offered by our banking competitors, and other factors. The net increase in total deposits was $4.4 million for the year ended June 30, 2004 compared to a net decrease of $4.1 million for the year ended June 30, 2003. At June 30, 2004, our deposits included approximately $6.5 million of funds received for subscription orders in connection with our common stock offering. Certificates of deposit that are scheduled to mature in one year or less from June 30, 2004 totaled $23.1 million. Based upon prior experience and our current pricing strategy, management believes that a significant portion of such deposits will remain with us.

        As of June 30, 2004, management was not aware of any known trends, events or uncertainties that have or are reasonably likely to have a material impact on our liquidity. As of June 30, 2004, we had no material commitments for capital expenditures.

IMPACT OF INFLATION AND CHANGING PRICES

        The consolidated financial statements and related notes of DSA Financial Corporation have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). U.S. GAAP generally requires the measurement of financial position and operating results in terms of historical dollars without considering changes in the value of money over time due to inflation. The impact of inflation is reflected in the increased cost of our operations. Unlike industrial companies, our assets and liabilities are primarily monetary in nature. As a result, changes in market interest rates have a greater impact on performance than the effects of inflation.

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

        As a financial services provider, we routinely are a party to various financial instruments with off-balance-sheet risks, such as commitments to extend credit, standby letters of credit, unused lines of credit and commitments to sell loans. While these contractual obligations represent our future cash requirements, a significant portion of commitments to extend credit may expire without being drawn upon. Such commitments are subject to the same credit policies and approval process accorded to loans made by us. For additional information, see Notes C and H of the Notes to our Consolidated Financial Statements.

                        COMMON STOCK AND RELATED MATTERS

        DSA Financial Corporation's common stock is quoted on the Over-the-Counter Bulletin Board under the symbol "DSFN." As of September 28, 2004, DSA Financial Corporation had one registered market maker, 296 stockholders of record (excluding the number of persons or entities holding stock in street name through various brokerage firms), and 1,644,242 shares outstanding.

        The following table sets forth market price and dividend information for shares of Dearborn Financial Corporation's common stock for the last two years, adjusted to reflect the 3.3926-to-one exchange ratio from the second-step conversion of Dearborn Mutual Holding Company.


               YEAR ENDED                                                            CASH DIVIDENDS
              JUNE 30, 2004                    HIGH                LOW                  DECLARED
         ----------------------           -------------       -------------      ----------------------
         Fourth quarter                   $       8.64        $       8.25          $      0.1474
         Third quarter                            8.64                6.19                 0.1032
         Second quarter                           8.10                8.10                 0.1032
         First quarter                            8.10                8.10                 0.1032

            FISCAL YEAR ENDED                                                        CASH DIVIDENDS
              JUNE 30, 2003                    HIGH                LOW                  DECLARED
         ----------------------           -------------       -------------      ----------------------

         Fourth quarter                   $       8.10        $       8.10          $      0.1474
         Third quarter                            8.10                8.10                 0.1032
         Second quarter                           8.00                7.74                 0.1032
         First quarter                            8.00                7.74                 0.1032

        Payment of dividends on DSA Financial Corporation's common stock is subject to determination and declaration by the Board of Directors and will depend upon a number of factors, including capital requirements, regulatory limitations on the payment of dividends, DSA Financial Corporation's results of operations and financial condition, tax considerations and general economic conditions. No assurance can be given that dividends will be declared or, if declared, what the amount of dividends will be, or whether such dividends, once declared, will continue.

        Under the rules of the Office of Thrift Supervision, Dearborn Savings Association is not permitted to pay dividends on its capital stock to DSA Financial Corporation, its sole stockholder, if Dearborn Savings Association's stockholder's equity would be reduced below the amount of the liquidation account established in connection with the conversion. In addition, Dearborn Savings Association is not permitted to make a capital distribution if, after making such distribution, it would be undercapitalized.

        In addition to the foregoing, earnings of Dearborn Savings Association appropriated to bad debt reserves and deducted for federal income tax purposes are not available for payment of cash dividends or other distributions to stockholders without payment of taxes at the then-current tax rate by Dearborn Savings Association on the amount of earnings removed from the reserves for such distributions. DSA Financial Corporation intends to make full use of this favorable tax treatment and does not contemplate any distribution by Dearborn Savings Association in a manner that would create federal tax liability.

                                    CONTENTS

                                                                        Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                  15


FINANCIAL STATEMENTS

  CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION                         16

  CONSOLIDATED STATEMENTS OF EARNINGS                                    17

  CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME                        18

  CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY                        19

  CONSOLIDATED STATEMENTS OF CASH FLOWS                                  20

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                             22

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Board of Directors
DSA Financial Corporation

We have audited the accompanying consolidated statements of financial condition of DSA Financial Corporation (successor-in-interest to Dearborn Financial Corporation) as of June 30, 2004 and 2003, and the related consolidated statements of earnings, comprehensive income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dearborn Financial Corporation as of June 30, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.


/s/ Grant Thornton LLP
Cincinnati, Ohio
August 20, 2004


                                       DSA FINANCIAL CORPORATION

                            CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                        June 30, 2004 and 2003
                                   (In thousands, except share data)


         ASSETS                                                                 2004             2003

Cash and due from banks                                                       $  1,664         $  2,042
Interest-bearing deposits in other financial institutions                        8,900            1,680
                                                                              --------         --------
         Cash and cash equivalents                                              10,564            3,722

Certificates of deposit in other financial institutions                            199              293
Investment securities designated as available for sale - at market               6,763            7,628
Mortgage-backed securities designated as available for sale - at market          1,484            3,169
Loans receivable - net                                                          59,088           58,574
Loans held for sale - at lower of cost or market                                   104            2,320
Real estate acquired through foreclosure                                            -               179
Office premises and equipment - at depreciated cost                              1,193              579
Stock in Federal Home Loan Bank - at cost                                        1,103            1,039
Accrued interest receivable on loans                                               258              313
Accrued interest receivable on investments                                          34               57
Cash surrender value of life insurance                                           1,774            1,694
Prepaid expenses and other assets                                                  914              347
Prepaid income taxes                                                                24               -
Deferred income taxes                                                              264               65
                                                                              --------         --------

         Total assets                                                         $ 83,766         $ 79,979
                                                                              ========         ========

         LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits                                                                       $68,203          $63,806
Borrowings from the Federal Home Loan Bank                                       5,000            6,000
Accounts payable on mortgage loans serviced for others                              74              108
Accrued interest payable                                                            10               17
Advances by borrowers for taxes and insurance                                      255              200
Other liabilities                                                                  965              960
Accrued income taxes                                                                -                29
                                                                              --------         --------
         Total liabilities                                                      74,507           71,120

Commitments and contingencies                                                       -                -

Stockholders' equity
  Preferred stock - 2,000,000 shares authorized; no shares issued                   -                -
  Common stock - 8,000,000 shares of $.10 par value authorized;
    484,579 shares issued and outstanding                                           49               49
  Additional paid-in capital                                                     2,224            2,224
  Retained earnings, restricted                                                  7,337            6,876
  Accumulated comprehensive loss, unrealized losses on securities
    designated as available for sale, net of related tax effects                  (126)              (8)
  Shares acquired by stock benefit plan                                           (225)            (282)
                                                                              --------         --------
         Total stockholders' equity                                              9,259            8,859
                                                                              --------         --------

         Total liabilities and stockholders' equity                           $ 83,766         $ 79,979
                                                                              ========         ========

The accompanying notes are an integral part of these statements.


                                      DSA FINANCIAL CORPORATION

                                 CONSOLIDATED STATEMENTS OF EARNINGS

                                 Years ended June 30, 2004 and 2003
                                  (In thousands, except share data)

                                                                           2004           2003
Interest income
  Loans                                                                   $ 3,802       $ 3,985
  Mortgage-backed securities                                                   36            36
  Investment securities                                                       215           530
  Interest-bearing deposits and other                                          95           125
                                                                          -------       -------
         Total interest income                                              4,148         4,676

Interest expense
  Deposits                                                                  1,315         2,007
  Borrowings                                                                  223           310
                                                                          -------       -------
         Total interest expense                                             1,538         2,317
                                                                          -------       -------

         Net interest income                                                2,610         2,359

Provision for losses on loans                                                  24             6
                                                                          -------       -------

         Net interest income after provision
           for losses on loans                                              2,586         2,353

Other income
  Gain on sale of loans                                                       242           399
  Gain (loss) on sale of investment and mortgage-backed securities            (21)          112
  Gain (loss) on sale of real estate acquired through foreclosure               6           (13)
  Cash surrender value of life insurance                                       80            84
  Other operating                                                             183           114
                                                                          -------       -------
         Total other income                                                   490           696

General, administrative and other expense
  Employee compensation and benefits                                        1,090         1,068
  Occupancy and equipment                                                     164           174
  Data processing                                                             100            84
  Other operating                                                             409           434
                                                                          -------       -------
         Total general, administrative and other expense                    1,763         1,760
                                                                          -------       -------

         Earnings before income taxes                                       1,313         1,289
Income taxes
  Current                                                                     650           557
  Deferred                                                                   (162)          (72)
                                                                          -------       -------
         Total income taxes                                                   488           485
                                                                          -------       -------

         NET EARNINGS                                                     $   825       $   804
                                                                          =======       =======

         EARNINGS PER SHARE
           Basic                                                          $  1.70       $  1.72
                                                                          =======       =======
           Diluted                                                        $  1.70       $  1.72
                                                                          =======       =======


The accompanying notes are an integral part of these statements.

                                        DSA FINANCIAL CORPORATION

                             CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                   Years ended June 30, 2004 and 2003
                                              (In thousands)


                                                                                 2004          2003

Net earnings                                                                    $ 825         $ 804

Other comprehensive income (loss), net of tax:
  Unrealized holding losses on securities during the
    period, net of tax benefits of $68 and $11 in
    fiscal 2004 and 2003, respectively                                           (132)          (21)

Reclassification adjustment for realized (gains) losses included in earnings, net of taxes (benefits) of $(7) and $38 in fiscal
  2004 and 2003, respectively                                                      14           (74)
                                                                                -----         -----

Comprehensive income                                                            $ 707         $ 709
                                                                                =====         =====

Accumulated comprehensive loss                                                  $(126)        $  (8)
                                                                                =====         =====






The accompanying notes are an integral part of these statements.

                                                    DSA FINANCIAL CORPORATION

                                         CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                           For the years ended June 30, 2004 and 2003
                                                (In thousands, except share data)

                                                                                  UNREALIZED
                                                                                GAINS (LOSSES)      SHARES
                                                                                ON SECURITIES      ACQUIRED
                                                     ADDITIONAL                  DESIGNATED        BY STOCK
                                         COMMON       PAID-IN       RETAINED    AS AVAILABLE       BENEFIT
                                          STOCK       CAPITAL       EARNINGS      FOR SALE           PLAN           TOTAL
Balance at July 1, 2002                  $   47      $    1,899     $  6,424    $         87       $       -      $    8,457

Net earnings for the year ended
  June 30, 2003                               -               -          804               -               -             804
Shares acquired by stock benefit plan         2             280            -               -            (282)              -
Dividends of $1.55 per common share           -               -         (352)              -                            (352)
Unrealized losses on securities
  designated as available for sale,
  net of realized gains and losses
  and related tax effects                     -               -            -             (95)              -             (95)
Exercise of stock options                     -              13            -               -               -              13
Amortization expense of stock
  benefit plan                                -              32            -               -               -              32
                                         ------      ----------     --------    ------------       ---------      ----------

Balance at June 30, 2003                     49           2,224        6,876              (8)           (282)          8,859

Net earnings for the year ended
  June 30, 2004                               -               -          825               -               -             825
Dividends of $1.55 per common share           -               -         (364)              -               -            (364)
Unrealized losses on securities
  designated as available for sale,
  net of realized gains and losses
  and related tax effects                     -               -            -            (118)              -            (118)
Amortization expense of stock
  benefit plan                                -               -            -               -              57              57
                                         ------      ----------     --------    ------------       ---------      ----------

Balance at June 30, 2004                 $   49      $    2,224     $  7,337    $       (126)      $    (225)     $    9,259
                                         ======      ==========     ========    ============       =========      ==========



The accompanying notes are an integral part of these statements.

                                             DSA FINANCIAL CORPORATION

                                       CONSOLIDATED STATEMENTS OF CASH FLOWS

                                        Years ended June 30, 2004 and 2003
                                                  (In thousands)

                                                                                       2004               2003
Cash flows from operating activities:
  Net earnings for the year                                                          $    825           $    804
  Adjustments to reconcile net earnings to net
  cash provided by (used in) operating activities:
    Amortization of discounts and premiums on loans,
      investments and mortgage-backed securities - net                                     23                (15)
    Amortization of deferred loan origination fees                                        (28)               (26)
    Amortization of mortgage servicing rights                                              50                100
    Depreciation and amortization                                                          96                106
    Amortization expense of stock benefit plan                                             57                -
    (Gain) loss on sale of real estate acquired through foreclosure                        (6)                13
    (Gain) loss on sale of investment and mortgage-backed securities
      designated as available for sale                                                     21               (112)
    Origination of loans for sale in the secondary market                             (12,017)           (23,189)
    Proceeds from sale of loans in the secondary market                                14,361             21,241
    Gain on sale of loans                                                                (128)              (239)
    Federal Home Loan Bank stock dividends                                                (64)               (13)
    Provision for losses on loans                                                          24                  6
    Increase (decrease) in cash due to changes in:
      Accrued interest receivable on loans                                                 55                 59
      Accrued interest receivable on investments                                           23                 31
      Prepaid expenses and other assets                                                  (331)               (17)
      Accounts payable on mortgage loans serviced for others                              (34)               (43)
      Accrued interest payable                                                             (7)               (14)
      Other liabilities                                                                     5                 49
       Income taxes:
        Current                                                                           (29)               (17)
        Deferred                                                                         (162)               (72)
                                                                                     --------           --------
         Net cash provided by (used in) operating activities                            2,734             (1,348)

Cash flows provided by (used in) investing activities:
  Purchase of investment securities designated as available for sale                  (14,272)           (37,003)
  Proceeds from sale of investment securities designated as available
    for sale                                                                           14,949             12,053
  Proceeds from maturity and principal repayments of investment securities                  9             24,509
  Proceeds from sale of mortgage-backed securities designated as
    available for sale                                                                     -               3,581
  Purchase of mortgage-backed securities designated as available for sale                (999)            (1,286)
  Principal repayments on mortgage-backed securities                                    2,634              1,015
  Principal repayments on loans                                                        24,851             31,815
  Loan disbursements                                                                  (25,699)           (30,680)
  Purchase of office premises and equipment                                              (717)               (18)
  Proceeds from sale of automobile                                                          7                 -
  Decrease in certificates of deposit in other financial institutions                     100                 -
  Increase in cash surrender value of life insurance                                      (80)               (85)
  Additions to real estate acquired through foreclosure                                   (10)                -
  Proceeds from sale of real estate acquired through foreclosure                          247                136
                                                                                     --------           --------
         Net cash provided by investing activities                                      1,020              4,037
                                                                                     --------           --------

         Net cash provided by operating and investing
           activities (balance carried forward)                                         3,754              2,689
                                                                                     --------           --------


                                                  DSA FINANCIAL CORPORATION

                                      CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

                                             Years ended June 30, 2004 and 2003
                                                       (In thousands)

                                                                                       2004               2003
         Net cash provided by operating and investing
           activities (balance brought forward)                                      $  3,754           $  2,689

Cash flows provided by financing activities:
  Net increase (decrease) in deposit accounts                                           4,397             (4,102)
  Repayment of Federal Home Loan Bank borrowings                                       (2,800)            (6,300)
  Proceeds from Federal Home Loan Bank borrowings                                       1,800              3,300
  Advances by borrowers for taxes and insurance                                            55                 97
  Proceeds from exercise of stock options                                                  -                  13
  Dividends on common stock                                                              (364)              (352)
                                                                                     --------           --------
         Net cash provided by (used in) financing activities                            3,088             (7,344)
                                                                                     --------           --------

Net increase (decrease) in cash and cash equivalents                                    6,842             (4,655)

Cash and cash equivalents at beginning of year                                          3,722              8,377
                                                                                     --------           --------

Cash and cash equivalents at end of year                                             $ 10,564           $  3,722
                                                                                     ========           ========

Supplemental disclosure of cash flow information:
  Cash paid during the year for:
    Income taxes                                                                     $    672           $    586
                                                                                     ========           ========

    Interest on deposits and borrowings                                              $  1,545           $  2,331
                                                                                     ========           ========

Supplemental disclosure of noncash investing activities:
  Unrealized losses on securities designated as available
    for sale, net of related tax effects                                             $   (132)          $    (21)
                                                                                     ========           ========

  Recognition of mortgage servicing rights in accordance with
    SFAS No. 140                                                                     $    113           $    160
                                                                                     ========           ========

  Transfers from loans to real estate acquired through foreclosure                   $     52           $    778
                                                                                     ========           ========

  Loans originated upon sale of real estate acquired through
    foreclosure                                                                      $      -           $    450
                                                                                     ========           ========



The accompanying notes are an integral part of these statements.

                            DSA FINANCIAL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             June 30, 2004 and 2003

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        For all periods through June 30, 2004, Dearborn Financial Corporation ("Dearborn Financial" or the "Corporation") was a stock holding company whose activities were primarily limited to holding the stock of its wholly-owned subsidiary, Dearborn Savings Association, F.A. ("Dearborn" or the "Association"). The Corporation and the Association were organized using a two-tier mutual holding company structure. Effective July 28, 2004, the Corporation completed a reorganization and second-step stock offering, whereby Dearborn Financial formed and was merged into a new holding company, DSA Financial Corporation, as sole owner of the Association. See Note J for additional information as to the reorganization. Future references herein to "DSA Financial" or the "Corporation" refer to Dearborn Financial Corporation prior to the reorganization.

        Dearborn conducts a general banking business in southeastern Indiana, which primarily consists of attracting deposits from the general public and applying those funds to the origination of loans for residential, consumer, and nonresidential purposes. Dearborn's profitability is significantly dependent on its net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by Dearborn can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management's control.

        The financial information presented herein has been prepared in accordance with accounting principles generally accepted in the United States of America ("U. S. GAAP") and general accounting practices within the financial services industry. In preparing financial statements in accordance with U. S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates.

        The following is a summary of significant accounting policies which have been consistently applied in the preparation of the accompanying financial statements.

        1. PRINCIPLES OF CONSOLIDATION

        The consolidated financial statements include the accounts of the Corporation and the Association. All intercompany transactions and balances have been eliminated.

        2. INVESTMENT SECURITIES AND MORTGAGE-BACKED SECURITIES

        Dearborn accounts for investment and mortgage-backed securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that investments be categorized as held-to-maturity, trading, or available for sale. Securities classified as held-to-maturity are carried at cost only if Dearborn has the positive intent and ability to hold these securities to maturity. Securities designated as available for sale are carried at fair value with resulting unrealized gains or losses recorded to stockholders' equity.

        Realized gains and losses on sales of securities are recognized using the specific identification method.

                            DSA FINANCIAL CORPORATION

                             June 30, 2004 and 2003

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

        3. LOANS RECEIVABLE

        Loans held in portfolio are stated at the principal amount outstanding, adjusted for deferred loan origination fees, the allowance for loan losses and premiums and discounts on loans purchased and sold. Premiums and discounts on loans purchased and sold are amortized and accreted to operations using the interest method over the average life of the underlying loans.

        Interest is accrued as earned unless the collectibility of the loan is in doubt. Uncollectible interest on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments has returned to normal, in which case the loan is returned to accrual status.

        Loans held for sale are carried at the lower of cost or market determined in the aggregate. In computing cost, deferred loan origination fees are deducted from the principal balances of the related loans. Loans held for sale were carried at cost at June 30, 2004 and 2003.

        Dearborn generally retains the servicing on loans sold and accounts for mortgage servicing rights in accordance with SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which requires that Dearborn recognize as separate assets, rights to service mortgage loans for others, regardless of how those servicing rights are acquired. An institution that acquires mortgage servicing rights through either the purchase or origination of mortgage loans and sells those loans with servicing rights retained must allocate some of the cost of the loans to the mortgage servicing rights.

        SFAS No. 140 requires that capitalized mortgage servicing rights and capitalized excess servicing receivables be assessed for impairment. Impairment is measured based on fair value. The mortgage servicing rights recorded by the Association, calculated in accordance with the provisions of SFAS No. 140, were segregated into pools for valuation purposes, using as pooling criteria the loan term and coupon rate. Once pooled, each grouping of loans was evaluated on a discounted earnings basis to determine the present value of future earnings that a purchaser could expect to realize from each portfolio. Earnings were projected from a variety of sources including loan servicing fees, interest earned on float, net interest earned on escrows, miscellaneous income, and costs to service the loans. The present value of future earnings is the "economic" value for the pool, i.e., the net realizable present value to an acquirer of the acquired servicing.

        The Association recorded amortization related to mortgage servicing rights totaling approximately $50,000 and $100,000 for the years ended June 30, 2004 and 2003, respectively. At June 30, 2004 and 2003, the carrying value of the Association's mortgage servicing rights, which approximated fair value, totaled $285,000 and $222,000, respectively.

                            DSA FINANCIAL CORPORATION

                             June 30, 2004 and 2003

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

        3. LOANS RECEIVABLE (continued)

        The Association was servicing mortgage loans of $36.7 million and $33.8 million at June 30, 2004 and 2003, respectively, that had been sold to the Federal Home Loan Mortgage Corporation and other investors.

        4. LOAN ORIGINATION FEES

        Dearborn accounts for loan origination fees and costs in accordance with SFAS No. 91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases." Pursuant to the provisions of SFAS No. 91, origination fees received from loans, net of certain direct origination costs, are deferred and amortized to interest income using the level-yield method, giving effect to actual loan prepayments. Additionally, SFAS No. 91 generally limits the definition of loan origination costs to the direct costs attributable to originating a loan, i.e., principally actual personnel costs. Fees received for loan commitments that are expected to be drawn upon, based on Dearborn's experience with similar commitments, are deferred and amortized over the life of the loan using the level-yield method. Fees for other loan commitments are deferred and amortized over the loan commitment period on a straight-line basis.

        5. ALLOWANCE FOR LOAN LOSSES

        It is Dearborn's policy to provide valuation allowances for estimated losses on loans based on past loss experience, trends in the level of delinquent and problem loans, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current and anticipated economic conditions in Dearborn's primary lending area. When the collection of a loan becomes doubtful, or otherwise troubled, Dearborn records a charge-off equal to the difference between the fair value of the property securing the loan and the loan's carrying value. In providing valuation allowances, costs of holding real estate, including the cost of capital are considered. Major loans and major lending areas are reviewed periodically to determine potential problems at an early date. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).

        Dearborn accounts for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," which requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loan's observable market price or fair value of the collateral.

        A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, Dearborn considers its investment in one-to four-family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. With respect to Dearborn's investment in multi-family and nonresidential loans, and its evaluation of impairment thereof, such loans are collateral dependent and, as a result, are carried as a practical expedient at the lower of cost or fair value.

                            DSA FINANCIAL CORPORATION

                             June 30, 2004 and 2003

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

        5. ALLOWANCE FOR LOAN LOSSES (continued)

        It is Dearborn's policy to charge off unsecured credits that are more than ninety days delinquent. Similarly, collateral dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time.

        The Association's had no loans that were defined as impaired as of June 30, 2004 and 2003.

        6. REAL ESTATE ACQUIRED THROUGH FORECLOSURE

        Real estate acquired through foreclosure is carried at the lower of the loan's unpaid principal balance (cost) or fair value less estimated selling expenses at the date of acquisition. Real estate loss provisions are recorded if the property's fair value subsequently declines below the value determined at the recording date. In determining the lower of cost or fair value at acquisition, costs relating to development and improvement of property are capitalized. Costs related to holding real estate acquired through foreclosure, net of rental income, are charged against earnings as incurred.

        7. OFFICE PREMISES AND EQUIPMENT

        Office premises and equipment are carried at cost and include expenditures which extend the useful lives of existing assets. Maintenance, repairs and minor renewals are expensed as incurred. For financial reporting, depreciation and amortization are provided on the straight-line and declining-balance methods over the useful lives of the assets, estimated to be twenty-five to forty years for buildings, five to ten years for furniture and equipment, and five years for automobiles. An accelerated method is used for tax reporting purposes.

        8. INCOME TAXES

        DSA Financial accounts for income taxes pursuant to SFAS No. 109, "Accounting for Income Taxes." In accordance with SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements that will result in net taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years' earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management's estimate of future taxable income. A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management's estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

                            DSA FINANCIAL CORPORATION

                             June 30, 2004 and 2003


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

        8. INCOME TAXES (continued)

        DSA Financial's temporary differences between pretax financial income and taxable income result primarily from the preparation of the income tax returns on the cash basis of accounting, while the financial statements are prepared on the accrual basis of accounting and from different methods of accounting for deferred loan origination fees and costs, certain components of retirement and stock benefit plan expense, general loan loss allowances, tax bad debt reserves and mortgage servicing rights. Additional temporary differences result from depreciation expense computed using accelerated methods for federal income tax purposes.

        9. BENEFIT PLANS AND STOCK OPTION PLAN

        In addition to providing employees with access to a Simplified Employee Pension Plan, DSA Financial has a supplemental retirement plan which provides retirement benefits to certain key officers and directors. DSA Financial's obligations under the plan have been funded via the purchase of key man life insurance policies, of which the Corporation is the beneficiary. Expense under the plan totaled approximately $65,000 and $122,000 for the fiscal years ended June 30, 2004 and 2003, respectively.

        Dearborn has an Employee Stock Ownership Plan ("ESOP"), which provides retirement benefits for substantially all employees who have completed one year of service and have attained the age of 21. There was no provision for expense under the ESOP for the fiscal years ended June 30, 2004 and 2003, as all assets held in the ESOP had been previously allocated to its participants.

        Additionally, during fiscal 2003 Dearborn implemented a Recognition and Retention Plan (RRP). The RRP contains 15,000 shares of Dearborn Financial common stock issued from previously authorized shares. Common stock granted under the RRP vests ratably over a five-year period. DSA Financial recognized expense related to the RRP of $56,000 and $19,000 for the fiscal years ended June 30, 2004 and 2003, respectively.

        Also, the Board of Directors adopted a Stock Option Plan that provided for the issuance and grant of 20,000 shares of common stock at fair value at the date of grant. During the fiscal year ended June 30, 2003, 1,300 options were exercised at a price of $10.00 per share. As of June 30, 2004, all options available under the plan had previously been granted and exercised, and there were no unexercised options outstanding at that date.

        DSA Financial accounted for its stock option plan in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," which provides for a fair value-based method for valuing stock-based compensation that entities may use, measuring compensation cost based on the fair value of the award on the grant date. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, SFAS No. 123 permits entities to continue to account for stock options and similar equity instruments under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro forma disclosures of net earnings and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied. Such disclosures have not been provided as no stock options were granted in fiscal 2004 and 2003 and stock options previously granted were fully vested prior to those periods.

                            DSA FINANCIAL CORPORATION

                             June 30, 2004 and 2003

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

        10. CASH AND CASH EQUIVALENTS

        For purposes of reporting cash flows, cash and cash equivalents includes cash and due from banks and interest-bearing deposits in other financial institutions with original terms to maturity of less than ninety days.

        11. EARNINGS PER SHARE

        Basic earnings per share is computed based upon the weighted-average common shares outstanding during the year. Weighted-average common shares deemed outstanding totaled 484,579 and 468,671 for the years ended June 30, 2004 and 2003, respectively.

        Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares to be issued under DSA Financial's stock option plan. Weighted-average common shares deemed outstanding for purposes of computing diluted earnings per share totaled 484,579 and 468,671 for the fiscal years ended June 30, 2004 and 2003, respectively.

        12. FAIR VALUE OF FINANCIAL INSTRUMENTS

        SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of the fair value of financial instruments, both assets and liabilities, whether or not recognized in the statement of financial condition, for which it is practicable to estimate that value. For financial instruments where quoted market prices are not available, fair values are based on estimates using present value and other valuation methods.

        The methods used are greatly affected by the assumptions applied, including the discount rate and estimates of future cash flows. Therefore, the fair values presented may not represent amounts that could be realized in an exchange for certain financial instruments.

        The following methods and assumptions were used by DSA Financial in estimating its fair value disclosures for financial instruments at June 30, 2004 and 2003:

                CASH AND CASH EQUIVALENTS: The carrying amounts presented in the statements of financial condition for cash and cash equivalents are deemed to approximate fair value.

                CERTIFICATES OF DEPOSIT IN OTHER FINANCIAL INSTITUTIONS: The carrying amounts presented in the statements of financial condition for certificates of deposit in other financial institutions are deemed to approximate fair value.

                INVESTMENT AND MORTGAGE-BACKED SECURITIES: For investment and mortgage-backed securities, fair value is deemed to equal the quoted market price.

                            DSA FINANCIAL CORPORATION

                             June 30, 2004 and 2003

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

        12. FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

                LOANS RECEIVABLE: The loan portfolio has been segregated into categories with similar characteristics, such as one-to-four family residential, multi-family residential and nonresidential real estate. These loan categories were further delineated into fixed-rate and adjustable-rate loans. The fair values for the resultant loan categories were computed via discounted cash flow analysis, using current interest rates offered for loans with similar terms to borrowers of similar credit quality. For loans on deposit accounts and consumer and other loans, fair values were deemed to equal the historic carrying values. The carrying amount of accrued interest on loans is deemed to approximate fair value.

                FEDERAL HOME LOAN BANK STOCK: The carrying amounts presented in the statements of financial condition are deemed to approximate fair value.

                DEPOSITS: The fair value of NOW accounts, money market deposits and advances by borrowers for taxes and insurance is deemed to approximate the amount payable on demand. Fair values for fixed-rate certificates of deposit have been estimated using a discounted cash flow calculation using the interest rates currently offered for deposits of similar remaining maturities.

                BORROWINGS FROM THE FEDERAL HOME LOAN BANK: The fair value of these borrowings is estimated using the rates currently offered for similar advances of similar remaining maturities.

                COMMITMENTS TO EXTEND CREDIT: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. At June 30, 2004 and 2003, the difference between the fair value of loan commitments and the notional value of such commitments was not material.

                            DSA FINANCIAL CORPORATION

                             June 30, 2004 and 2003

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

        12. FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

        Based on the foregoing methods and assumptions, the carrying value and fair value of DSA Financial's financial instruments at June 30, 2004 and 2003, are as follows:

                                                                              2004                     2003
                                                                     CARRYING      FAIR       CARRYING      FAIR
                                                                       VALUE       VALUE        VALUE       VALUE
                                                                                     (In thousands)
        Financial assets
          Cash and cash equivalents                                  $10,564      $10,564     $ 3,722      $ 3,722
          Certificates of deposit in other financial institutions        199          199         293          293
          Investment securities                                        6,763        6,763       7,628        7,628
          Mortgage-backed securities                                   1,484        1,484       3,169        3,169
          Loans receivable                                            59,192       59,061      60,894       62,792
          Stock in Federal Home Loan Bank                              1,103        1,103       1,039        1,039
                                                                     -------      -------     -------      -------

                                                                     $79,305      $79,174     $76,745      $78,643
                                                                     =======      =======     =======      =======

        Financial liabilities
          Deposits                                                   $68,203      $68,258     $63,806      $63,753
          Borrowings from the Federal Home Loan Bank                   5,000        5,079       6,000        6,365
          Advances by borrowers for taxes and insurance                  255          255         200          200
                                                                     -------      -------     -------      -------

                                                                     $73,458      $73,592     $70,006      $70,318
                                                                     =======      =======     =======      =======

        13. ADVERTISING

        Advertising costs are expensed when incurred. The Corporation's advertising expense totaled $38,000 for each of the fiscal years ended June 30, 2004 and 2003.

        14. RECLASSIFICATIONS

        Certain prior year amounts have been reclassified to conform to the 2004 financial statement presentation.

        15. EFFECTS OF RECENT ACCOUNTING PRONOUNCEMENTS

        In April 2003, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" which clarifies certain implementation issues raised by constituents and amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," to include the conclusions reached by the FASB on certain FASB Staff Implementation Issues that, while inconsistent with Statement 133's conclusions, were considered by the Board to be preferable; amends SFAS No. 133's discussion of financial guarantee contracts and the application of the shortcut method to an interest-rate swap agreement that includes an embedded option and amends other pronouncements.

                            DSA FINANCIAL CORPORATION

                             June 30, 2004 and 2003


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

        15. EFFECTS OF RECENT ACCOUNTING PRONOUNCEMENTS (continued)

        The guidance in SFAS No. 149 is generally effective for new contracts entered into or modified after June 30, 2003 and for hedging relationships designated after that date.

        Management adopted SFAS No. 149 effective July 1, 2003, as required, without material effect on the Corporation's financial position or results of operations.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," which changes the classification in the statement of financial position of certain common financial instruments from either equity or mezzanine presentation to liabilities and requires an issuer of those financial statements to recognize changes in fair value or redemption amount, as applicable, in earnings. SFAS No. 150 requires an issuer to classify certain financial instruments as liabilities, including mandatorily redeemable preferred and common stocks.

        SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and, with one exception, is effective at the beginning of the first interim period beginning after June 15, 2003 (July 1, 2003 as to the Corporation). The effect of adopting SFAS No. 150 must be recognized as a cumulative effect of an accounting change as of the beginning of the period of adoption. Restatement of prior periods is not permitted. Management adopted SFAS No. 150 effective July 1, 2003, as required, without material effect on the Corporation's financial position or results of operations.

        In December 2003, the FASB issued FASB Interpretation No. 46(R) ("FIN 46(R)"), "Consolidation of Variable Interest Entities." FIN 46(R) requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or is entitled to receive a majority of the entity's residual returns, or both. FIN 46(R) also requires disclosures about variable interest entities that a company is not required to consolidate, but in which it has a significant variable interest. The consolidation requirements of FIN 46(R) apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements of FIN 46(R) apply to existing entities in the first fiscal year ending after December 15, 2004. The Corporation does not have any variable interest entities, therefore the adoption of FIN 46(R) had no effect on the Corporation's financial statements.

        In March 2004, the Emerging Issues Task Force ("EITF") issued EITF 03-01 "The Meaning of Other-than-Temporary Impairment and its Application to Certain Investments." EITF 03-01 requires that unrealized losses on investment securities that are deemed other-than-temporary be recorded as an adjustment to operations. The Statement applies both to securities designated as held to maturity and those designated as available for sale. EITF 03-01 provides that unrealized losses may be viewed as other-than-temporary as a result not only of deterioration of the credit quality of the issuer, but due to changes in the interest rate environment as well. An investor must be able to demonstrate the positive ability and intent to hold such securities until a forecasted recovery takes place or until maturity of the security. EITF 03-01 requires separate disclosure related to unrealized losses for securities that have been in an unrealized loss position for a period of less than twelve months and for those that have been in an unrealized loss position for a period greater than twelve months, for financial statements issued for years ending after December 15, 2003. The loss recognition provisions of other-than-temporary losses under EITF 03-01 are effective September 30, 2004. It is management's belief that, assuming no credit quality concerns, EITF 03-01 will have no material effect on the Corporation's financial statements.

                            DSA FINANCIAL CORPORATION

                             June 30, 2004 and 2003

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

        15. EFFECTS OF RECENT ACCOUNTING PRONOUNCEMENTS (continued)

        In March 2004, the FASB issued a proposed Statement, "Share-Based Payment," that addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. The proposed Statement would eliminate the ability to account for share-based compensation transactions, including stock option grants, using APB Opinion No. 25, "Accounting for Stock Issued to Employees," and generally would require instead that such transactions be accounted for using a fair-value-based method. Issuance of the final standards, and adoption by DSA Financial, would be expected to result in recognition of compensation expense for the effect of stock option grants in future periods.

NOTE B - INVESTMENT AND MORTGAGE-BACKED SECURITIES

        The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair value of investment securities at June 30, 2004 and 2003 are shown below:

                                                                              2004
                                                                       GROSS          GROSS    ESTIMATED
                                                     AMORTIZED    UNREALIZED     UNREALIZED         FAIR
                                                          COST         GAINS         LOSSES        VALUE
                                                                        (In thousands)
        AVAILABLE FOR SALE:
          U.S. Government agency obligations            $5,500       $     3        $   134     $  5,369
          Municipal obligations                            414             -             10          404
          Asset management fund                          1,000             -             10          990
                                                        ------       -------        -------     --------

             Total investment securities
               available for sale                       $6,914       $     3        $   154     $  6,763
                                                        ======       =======        =======     ========

                                                                              2003
                                                                       GROSS          GROSS    ESTIMATED
                                                     AMORTIZED    UNREALIZED     UNREALIZED         FAIR
                                                          COST         GAINS         LOSSES        VALUE
                                                                        (In thousands)

        AVAILABLE FOR SALE:
          U.S. Government agency obligations            $4,000       $    33        $    10     $  4,023
          Trust preferred securities                       468             -             15          453
          Municipal obligations                            152             -              -          152
          Asset management fund                          3,000             -              -        3,000
                                                        ------       -------        -------     --------

             Total investment securities
               available for sale                       $7,620       $    33        $    25     $  7,628
                                                        ======       =======        =======     ========

                            DSA FINANCIAL CORPORATION

                             June 30, 2004 and 2003

NOTE B - INVESTMENT AND MORTGAGE-BACKED SECURITIES (continued)

        The amortized cost and estimated fair value of investment securities, excluding the asset management fund, at June 30, 2004, by term to maturity are shown below.

                                                                       ESTIMATED
                                                          AMORTIZED         FAIR
                                                               COST        VALUE
                                                               (In thousands)
        AVAILABLE FOR SALE
          Due in one year or less                            $   10      $    10
          Due in one to five years                            2,545        2,519
          Due in five years or more                           3,359        3,244
                                                             ------      -------

                                                             $5,914      $ 5,773
                                                             ======      =======

        Proceeds from sales of investment securities totaled $14.9 million during the fiscal year ended June 30, 2004, resulting in gross realized gains of $24,000 and gross realized losses of $45,000 on such sales. Proceeds from sales of investment securities totaled $12.1 million during the fiscal year ended June 30, 2003, resulting in gross realized gains of $53,000 on such sales.

        The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair value of mortgage-backed securities at June 30, 2004 and 2003 are shown below:

                                                                              2004
                                                                       GROSS          GROSS    ESTIMATED
                                                     AMORTIZED    UNREALIZED     UNREALIZED         FAIR
                                                          COST         GAINS         LOSSES        VALUE
                                                                        (In thousands)
        AVAILABLE FOR SALE:
          Federal Home Loan Mortgage
            Corporation participation certificates      $  390       $     3        $     -     $    393
          Federal National Mortgage
            Association participation certificates       1,134             2             45        1,091
                                                        ------       -------        -------     --------

             Total mortgage-backed securities
               available for sale                       $1,524       $     5        $    45     $  1,484
                                                        ======       =======        =======     ========

                                                                              2003
                                                                       GROSS          GROSS    ESTIMATED
                                                     AMORTIZED    UNREALIZED     UNREALIZED         FAIR
                                                          COST         GAINS         LOSSES        VALUE
        AVAILABLE FOR SALE:
          Federal Home Loan Mortgage
            Corporation participation certificates      $1,946       $     4        $    21     $  1,929
          Federal National Mortgage
            Association participation certificates       1,243             -              3        1,240
                                                        ------       -------        -------     --------

             Total mortgage-backed securities
               available for sale                       $3,189       $     4        $    24     $  3,169
                                                        ======       =======        =======     ========

                            DSA FINANCIAL CORPORATION

                             June 30, 2004 and 2003

NOTE B - INVESTMENT AND MORTGAGE-BACKED SECURITIES (continued)

        The amortized cost of mortgage-backed securities designated as available for sale, by contractual terms to maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.

                                                           2004           2003
                                                              (In thousands)

        Due within five years                            $  586          $  371
        Due in five to ten years                            228             503
        Due in ten to twenty years                          573           1,039
        Due after twenty years                              137           1,276
                                                         ------          ------

                                                         $1,524          $3,189
                                                         ======          ======

        Proceeds from sales of mortgage-backed securities totaled $3.6 million during the fiscal year ended June 30, 2003, resulting in gross realized gains of $59,000 on such sales.

        The table below indicates the length of time individual securities have been in a continuous unrealized loss position at June 30, 2004:


                                  LESS THAN 12 MONTHS              12 MONTHS OR LONGER                       TOTAL
   DESCRIPTION OF          NUMBER OF    FAIR    UNREALIZED    NUMBER OF    FAIR    UNREALIZED    NUMBER OF    FAIR    UNREALIZED
     SECURITIES           INVESTMENTS   VALUE     LOSSES     INVESTMENTS   VALUE     LOSSES     INVESTMENTS   VALUE     LOSSES
                                                                   (Dollars in thousands)
U.S. Government agency
  obligations                  3        $2,969     $ 31           1        $1,897     $103            4      $4,866       $134
Mortgage-backed
  securities                   1           602       44           1           169        1            2         771         45
Municipal obligations          1           262       10           -             -        -            1         262         10
Asset management fund          1           990       10           -             -        -            1         990         10
                               -        ------     ----           -        ------     ----            -      ------       ----

Total temporarily impaired
  securities                   6        $4,823     $ 95           2        $2,066     $104            8      $6,889       $199
                               =        ======     ====           =        ======     ====            =      ======       ====

        Management has the intent and ability to hold these securities for the foreseeable future. The decline in fair value is primarily due to an increase in market interest rates. The fair values are expected to recover as securities approach maturity dates.

                            DSA FINANCIAL CORPORATION

                             June 30, 2004 and 2003

NOTE C - LOANS RECEIVABLE

        The composition of the loan portfolio at June 30 is as follows:

                                                                2004               2003
                                                                     (In thousands)
        Residential real estate
          One- to four-family                                  $30,638           $33,185
          Multi-family                                           2,811             2,760
          Construction                                           6,008             4,330
          Home equity and improvement                            4,435             3,754
        Nonresidential real estate and land                     17,335            14,681
        Mobile home loans                                          754               904
        Loans secured by deposit accounts                          124               149
        Other                                                      896               902
                                                               -------           -------
                                                                63,001            60,665
        Other items:
          Deferred loan origination costs                           11                21
          Undisbursed portion of loans in process               (3,588)           (1,798)
          Allowance for loan losses                               (336)             (314)
                                                               -------           -------

                                                               $59,088           $58,574
                                                               =======           =======

        As depicted above, Dearborn's lending efforts have historically focused on one- to four-family and multi-family residential real estate loans, which comprise approximately $40.3 million, or 68%, of the total loan portfolio at June 30, 2004, and $42.2 million, or 72%, of the total loan portfolio at June 30, 2003. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided Dearborn with adequate collateral coverage in the event of default. Nevertheless, Dearborn, as with any lending institution, is subject to the risk that real estate values could deteriorate in its primary lending area of southeastern Indiana, thereby impairing collateral values. However, management is of the belief that residential real estate values in Dearborn's primary lending area are presently stable.

        In the normal course of business, Dearborn has made loans to its officers, directors and their related business interests. In the opinion of management, such loans are consistent with sound lending practices and are within applicable regulatory lending limitations. The aggregate dollar amount of loans outstanding to officers, directors and their related business interests totaled $1.5 million and $1.4 million at June 30, 2004 and 2003, respectively. During fiscal 2004, loans disbursed to officers and directors totaled $269,000 and principal repayments totaled $169,000.

        The activity in the allowance for loan losses is summarized as follows for the years ended June 30:

                                                               2004        2003
                                                                (In thousands)

        Beginning balance                                      $314        $359
        Provision for losses on loans                            24           6
        Charge-offs of loans - net                               (2)        (51)
                                                               ----        ----

        Ending balance                                         $336        $314
                                                               ====        ====

                            DSA FINANCIAL CORPORATION

                             June 30, 2004 and 2003

NOTE C - LOANS RECEIVABLE (continued)

        At June 30, 2004, Dearborn's allowance for loan losses consisted solely of a general allowance, which is includible as a component of regulatory risk-based capital.

        Nonperforming loans totaled $589,000 and $238,000 at June 30, 2004 and 2003, respectively. Interest income that would have been recognized had such nonperforming loans been performing in accordance with their contractual terms totaled $12,000 and $5,000 for the fiscal years ended June 30, 2004 and 2003, respectively.

NOTE D - OFFICE PREMISES AND EQUIPMENT

        Office premises and equipment at June 30 are summarized as follows:

                                                                      2004           2003
                                                                          (In thousands)

        Land                                                         $  776         $  192
        Buildings and improvements                                      812            797
        Furniture and equipment                                         383            409
        Automobiles                                                      59             48
                                                                     ------         ------
                                                                      2,030          1,446
          Less accumulated depreciation and amortization                837            867
                                                                     ------         ------

                                                                     $1,193         $  579
                                                                     ======         ======

        During fiscal 2004, Dearborn purchased a parcel of real estate at a cost of $600,000. Management intends to construct a branch office on the site. The existing building on the site, which will be razed, is currently under lease through August 2005. Construction will not begin until after expiration of this lease term. This parcel of real estate was purchased from a corporation, an officer of which is a member of DSA Financial's Board of Directors.

                            DSA FINANCIAL CORPORATION

                             June 30, 2004 and 2003

NOTE E - DEPOSITS

        Deposits consist of the following major classifications at June 30:

                                       WEIGHTED-AVERAGE RATE AT
                                               JUNE 30,                     2004                     2003
        DEPOSIT TYPE                      2004         2003          AMOUNT        %        AMOUNT         %
                                                                               (Dollars in thousands)

        Passbook accounts                 0.91%        1.65%        $25,774      37.8%     $18,980       29.7%
        Money market accounts             0.77%        1.32%          3,913       5.7        4,468         7.0
        NOW accounts                      0.38%        0.87%          5,248       7.7        4,880         7.6
                                                                    -------     -----      -------       -----

            Total transaction
               accounts                                              34,935      51.2       28,328        44.3

        Certificates of deposit
          Less than 4.00%                                            31,728      46.5       29,509        46.2
          4.00 - 6.00%                                                1,292       1.9        5,214         8.2
          6.01 - 8.00%                                                  248       0.4          755         1.2
                                                                    -------     -----      -------       -----

            Total certificates
               of deposit                 2.46%        3.10%         33,268      48.8       35,478        55.7

             Total deposits                                         $68,203     100.0%     $63,806       100.0%
                                                                    =======     =====      =======       =====

        The Association had certificate of deposit accounts with balances greater than $100,000 totaling $8.5 million and $10.5 million at June 30, 2004 and 2003, respectively.

        Interest expense on deposits for the fiscal years ended June 30 is summarized as follows:

                                                           2004            2003
                                                              (In thousands)

        Passbook accounts                                 $  249          $  484
        NOW and money market accounts                         77             290
        Certificates of deposit                              989           1,233
                                                          ------          ------

                                                          $1,315          $2,007
                                                          ======          ======

        Maturities of outstanding certificates of deposit at June 30 are summarized as follows:

                                                          2004             2003
                                                              (In thousands)

        Less than one year                               $23,144         $24,586
        One year to three years                            7,888          10,013
        More than three years                              2,236             879
                                                         -------         -------

                                                         $33,268         $35,478
                                                         =======         =======

                            DSA FINANCIAL CORPORATION

                             June 30, 2004 and 2003


NOTE F - BORROWINGS FROM THE FEDERAL HOME LOAN BANK

        Advances from the Federal Home Loan Bank, collateralized at June 30, 2004 by pledges of certain residential mortgage loans totaling $8.0 million and Dearborn's investment in Federal Home Loan Bank stock are summarized as follows:


        INTEREST                           MATURING IN                                JUNE 30,
        RATE                               FISCAL YEAR ENDING                   2004           2003
                                                                               (Dollars in thousands)

        5.80%                                     2004                        $    -          $1,000
        2.15%                                     2005                         2,000           2,000
        5.99%                                     2010                         1,000           1,000
        4.50% - 5.48%                             2011                         2,000           2,000
                                                                              ------          ------

                                                                              $5,000          $6,000
                                                                              ======          ======
        Weighted-average interest rate                                          4.05%           4.35%
                                                                                ====            ====

        In addition to these advances, Dearborn has a line of credit with the Federal Home Loan Bank. At June 30, 2004 and 2003, Dearborn did not have a balance outstanding on the line of credit.

NOTE G - INCOME TAXES

        The provision for income taxes on earnings differs from that computed at the statutory corporate rate for the fiscal years ended June 30 as follows:

                                                                        2004           2003
                                                                           (In thousands)
        Federal income taxes computed
          at the 34% statutory rate                                     $410           $402
        Increase (decrease) in taxes resulting from:
          Tax-exempt interest                                             (4)            (3)
          Increase in cash surrender value of life insurance             (27)           (29)
          Provision for state income taxes                               107            108
          Other                                                            2              7
                                                                        ----           ----

        Income tax provision per consolidated
          financial statements                                          $488           $485
                                                                        ====           ====

                            DSA FINANCIAL CORPORATION

                             June 30, 2004 and 2003

NOTE G - INCOME TAXES (continued)

        The composition of DSA Financial's net deferred tax asset at June 30 is as follows:

                                                                                   2004           2003
                                                                                      (In thousands)
        TAXES (PAYABLE) REFUNDABLE ON TEMPORARY
        DIFFERENCES AT STATUTORY RATE:
          Deferred tax assets:
            Deferred compensation                                                  $313           $226
            General loan loss allowance                                             143             95
            Stock benefit plan                                                       32              6
            Unrealized losses on securities designated as available for sale         65              4
                                                                                   ----           ----
                      Deferred tax assets                                           553            331

          Deferred tax liabilities:
            Accrual versus cash basis of accounting                                 (92)          (108)
            Book/tax depreciation differences                                       (17)           (24)
            Percentage of earnings bad debt deduction                                 -            (13)
            Capitalized mortgage servicing rights                                  (122)           (75)
            Deferred loan origination costs                                         (58)           (45)
            Other                                                                     -             (1)
                                                                                   ----           ----
                      Deferred tax liabilities                                     (289)          (266)
                                                                                   ----           ----

                      Net deferred tax asset                                       $264           $ 65
                                                                                   ====           ====

        Prior to 1997, Dearborn was allowed a special bad debt deduction based on a percentage of earnings, generally limited to 8% of otherwise taxable income and subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. This percentage of earnings bad debt deduction had accumulated to approximately $1.2 million as of June 30, 2004. If the amounts that qualified as deductions for federal income tax purposes are later used for purposes other than for bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. The amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction is approximately $390,000 at June 30, 2004. Dearborn was required to recapture as taxable income approximately $160,000 of its tax bad debt reserve, which represented the post-1987 additions to the reserve, and will be unable to utilize the percentage of earnings method to compute its bad debt deduction in the future. Dearborn had provided deferred taxes for this amount and completed the amortization of the recapture of the bad debt reserve as an addition to taxable income over a six-year period in fiscal 2004.

                            DSA FINANCIAL CORPORATION

                             June 30, 2004 and 2003

NOTE H - LOAN COMMITMENTS

        Dearborn is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers, including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated statement of financial condition. The contract or notional amounts of the commitments reflect the extent of Dearborn's involvement in such financial instruments.

        Dearborn's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. Dearborn uses the same credit policies in making commitments and conditional obligations as those utilized for on-balance-sheet instruments.

        At June 30, 2004, Dearborn had outstanding commitments of approximately $1.3 million to originate fixed-rate residential and nonresidential loans. Dearborn was also obligated under unused lines of credit totaling $4.8 million. In the opinion of management, outstanding loan commitments equaled or exceeded prevalent market interest rates as of June 30, 2004, such loans were underwritten in accordance with normal underwriting policies, and all commitments will be funded via cash flow from operations and existing excess liquidity. Fees received in connection with these commitments have not been recognized in earnings. Additionally, Dearborn had a commitment of $104,000 to sell one loan in the secondary market as of June 30, 2004.

NOTE I - REGULATORY CAPITAL

        Dearborn is subject to minimum regulatory capital standards promulgated by the Office of Thrift Supervision (the "OTS"). Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Dearborn must meet specific capital guidelines that involve quantitative measures of Dearborn's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Dearborn's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

        The minimum capital standards of the OTS generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as stockholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) generally equal to 4.0% of adjusted total assets, except for those associations with the highest examination rating and acceptable levels of risk. The risk-based capital requirement provides for the maintenance of core capital plus general loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, Dearborn multiplies the value of each asset on its statement of financial condition by a defined risk-weighting factor, e.g., one- to four-family residential loans carry a risk-weighted factor of 50%.

                            DSA FINANCIAL CORPORATION

                             June 30, 2004 and 2003

NOTE I - REGULATORY CAPITAL (continued)

        As of June 30, 2004 and 2003, management believes that Dearborn met all capital adequacy requirements to which it was subject.


                                                                    AS OF JUNE 30, 2004
                                                                                                     TO BE "WELL-
                                                                                                  CAPITALIZED" UNDER
                                                                         FOR CAPITAL               PROMPT CORRECTIVE
                                                 ACTUAL               ADEQUACY PURPOSES            ACTION PROVISIONS
                                             ---------------         -------------------         ---------------------
                                             AMOUNT    RATIO           AMOUNT    RATIO             AMOUNT     RATIO
                                                                   (Dollars in thousands)

        Tangible capital                     $9,358    11.2%         =>$1,256    =>1.5%          =>$4,188     =>  5.0%

        Core capital                         $9,358    11.2%         =>$3,350    =>4.0%          =>$5,026     =>  6.0%

        Risk-based capital                   $9,694    19.0%         =>$4,087    =>8.0%          =>$5,109     => 10.0%


                                                                    AS OF JUNE 30, 2003
                                                                                                     TO BE "WELL-
                                                                                                  CAPITALIZED" UNDER
                                                                         FOR CAPITAL               PROMPT CORRECTIVE
                                                 ACTUAL               ADEQUACY PURPOSES            ACTION PROVISIONS
                                             ---------------         -------------------         ---------------------
                                             AMOUNT    RATIO           AMOUNT    RATIO             AMOUNT     RATIO
                                                                   (Dollars in thousands)

        Tangible capital                     $8,811    11.0%         =>$1,206    =>1.5%          =>$4,019     =>  5.0%

        Core capital                         $8,811    11.0%         =>$3,215    =>4.0%          =>$4,823     =>  6.0%

        Risk-based capital                   $9,125    19.6%         =>$3,718    =>8.0%          =>$4,647     => 10.0%

        Dearborn's management believes that, under the current regulatory capital regulations, Dearborn will continue to meet its minimum capital requirements in the foreseeable future. However, events beyond Dearborn's control, such as increased interest rates or a downturn in the economy in Dearborn's primary market area, could adversely affect future earnings and, consequently, the ability to meet future minimum regulatory capital requirements.

        The Association is subject to regulations imposed by the OTS regarding the amount of capital distributions payable by the Association to the Corporation. Generally, the Association's payment of dividends is limited, without prior OTS approval, to net income for the current calendar year plus the two preceding calendar years, less capital distributions paid over the comparable time period. Insured institutions are required to file an application with the OTS for capital distributions in excess of this limitation.

        Regulations of the OTS governing mutual holding companies permit Dearborn Mutual Holding Company (the "Holding Company") to waive the receipt by it of any dividend declared by DSA Financial or the Association on the common stock, provided that the OTS does not object to such waiver. The Holding Company waived $388,000 in dividends during the fiscal year ended June 30, 2004. Total accumulated dividends waived by the Holding Company through June 30, 2004 amounted to $3.3 million.

                            DSA FINANCIAL CORPORATION

                             June 30, 2004 and 2003

NOTE J - REORGANIZATION AND CHANGE OF CORPORATE FORM

        The Board of Directors of Dearborn Mutual Holding Company (the "M.H.C.") adopted a Plan of Conversion (the "Plan") on December 30, 2003. Pursuant to the Plan, which was completed effective July 28, 2004, the M.H.C. converted from the mutual holding company form of organization to the fully public form. Dearborn Mutual Holding Company, the mutual holding company parent of Dearborn Financial Corporation, merged into Dearborn Savings Association, and as a result the M.H.C. no longer exists. Pursuant to the Plan, Dearborn Financial Corporation, which owned 100% of Dearborn Savings Association, also was succeeded by a new Delaware corporation named DSA Financial Corporation. As part of the conversion, the M.H.C.'s ownership interest, as formerly evidenced by 250,000 shares of Dearborn Financial Corporation common stock, were sold in a subscription and community offering and to a newly-formed Employee Stock Ownership Plan. Shares of existing stockholders of Dearborn Financial Corporation were exchanged, pursuant to an exchange ratio of 3.3926 to one. The offering resulted in proceeds, net of costs related to the offering, of $7.2 million. Following the completion of the Plan, DSA Financial had 1,644,242 total shares issued. At June 30, 2004, the Corporation had capitalized costs of approximately $435,000 associated with the Plan. Following the completion of the conversion, effective July 28, 2004, all of the capital stock of Dearborn Savings Association is held by DSA Financial Corporation.

        In the event of a complete liquidation (and only in such event), each eligible member of Dearborn's depositors will be entitled to receive a liquidation distribution from the liquidation account in the amount of the then current adjusted balance of deposit accounts held, before any liquidation distribution may be made with respect to common stock. Except for the repurchase of stock and payment of dividends by the Association, the existence of liquidation account will not restrict the use or application of such retained earnings.

        The Association may not declare, pay a cash dividend on, or repurchase any or its common stock, if the effect thereof would cause retained earnings to be reduced below either the amount required for the liquidation account or the regulatory capital requirements of SAIF insured institutions.


                                       STOCKHOLDER INFORMATION

ANNUAL MEETING                                             TRANSFER AGENT

The Annual Meeting of Stockholders will be held at         Registrar and Transfer Company
4:00 p.m. on November 10, 2004 at the branch office        10 Commerce Drive
of Dearborn Savings Association, located at 141            Cranford, New Jersey  07016-3572
Ridge Avenue, Lawrenceburg, Indiana.
                                                           If you have any questions concerning your stockholder
                                                           account, please call our transfer agent, noted above,
STOCK LISTING                                              at (800) 456-0596.  This is the number to call if you
                                                           require a change of address, records or information
The Company's Common Stock trades over-the-counter         about lost certificates.
on the OTC Bulletin Board under the symbol "DSFN.OB"

                                                           ANNUAL REPORT ON FORM 10-KSB
SPECIAL COUNSEL
                                                           A copy of the Company's Form 10-KSB for the fiscal
Luse Gorman Pomerenk & Schick, P.C.                        year ended June 30, 2004, will be furnished without
5335 Wisconsin Avenue, N.W., Suite 400                     charge to stockholders as of September 27, 2004, upon
Washington, D.C.  20015                                    written request to the Secretary, DSA Financial
                                                           Corporation, 118 Walnut Street, Lawrenceburg, Indiana
INDEPENDENT AUDITORS                                       47025.

Grant Thornton LLP
625 Eden Park Drive, Suite 900
Cincinnati, Ohio  45202-4181


                                       DIRECTORS AND OFFICERS

                      DIRECTORS                                      OFFICERS
                      ---------                                      --------

                 Robert P. Sonntag                              Edward L. Fischer
                 CHAIRMAN OF THE BOARD                          PRESIDENT AND CHIEF EXECUTIVE
                                                                   OFFICER
                 Ronald J. Denney
                                                                Thomas J. Sicking
                 David P. Lorey                                 VICE PRESIDENT

                 Richard Meador, III                            Steven R. Doll
                                                                VICE PRESIDENT AND CHIEF
                 Dr. Dennis Richter                                FINANCIAL OFFICER

                                                                Delmar C. Schiferl
                                                                VICE PRESIDENT AND DIRECTOR OF
                                                                   LENDING