Form 10KSB, Exhibit 13
period 2005-06-30
DSA FINANCIAL CORP
filed 2005-09-28
CIK 1282852

                                   EXHIBIT 13
                    PORTIONS OF ANNUAL REPORT TO SHAREHOLDERS

                       2005 ANNUAL REPORT TO STOCKHOLDERS

                            DSA FINANCIAL CORPORATION

                              SELECTED CONSOLIDATED
                      FINANCIAL INFORMATION AND OTHER DATA

================================================================================

DSA Financial Corporation became the holding company for Dearborn Savings Association, F.A. on July 28, 2004 and, prior to that date had no operating history. The following information for dates and periods prior to that date is derived from the audited consolidated financial statements of Dearborn Financial Corporation. For additional information, reference is made to "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of DSA Financial Corporation and related notes included elsewhere in this Annual Report.

                                                                         AT JUNE 30,
SELECTED CONSOLIDATED FINANCIAL CONDITION DATA:                     2005             2004
                                                                       (In thousands)
Total assets                                                      $92,529          $83,766
Loans, net                                                         76,379           59,192
Investment securities available for sale                            4,550            6,763
Mortgage-backed securities available for sale                         835            1,484
Deposits                                                           66,891           68,203
Borrowings                                                          7,000            5,000
Stockholders' equity                                               17,233            9,259


                                                                 FOR THE YEAR ENDED JUNE 30,
SELECTED CONSOLIDATED OPERATING DATA:                               2005             2004
                                                                       (In thousands)

Interest  and dividend income                                      $4,520           $4,148
Interest expense                                                    1,425            1,538
                                                                   ------           ------
Net interest income                                                 3,095            2,610

Provision for losses on loans                                          53               24
                                                                   ------           ------
Net interest income after provision for losses on loans             3,042            2,586

Other income                                                          362              490
General, administrative and other expense                           2,068            1,763
                                                                   ------           ------
Earnings before income taxes                                        1,336            1,313

Income taxes                                                          500              488
                                                                   ------           ------

Net earnings                                                       $  836           $  825
                                                                   ======           ======

                                                                                        AT OR FOR THE YEAR
                                                                                           ENDED JUNE 30,
SELECTED FINANCIAL RATIOS AND OTHER DATA:                                             2005              2004
PERFORMANCE RATIOS:
Return on assets (ratio of net earnings to average total assets)                       0.98%             1.04%
Return on equity (ratio of net earnings to average equity)                             6.69              9.01
Average interest rate spread (1)                                                       3.65              3.30
Net interest margin (2)                                                                3.89              3.49
Efficiency ratio (3)                                                                  59.82             56.87
Non-interest expense to average total assets                                           2.43              2.23
Average interest-earning assets to average interest-bearing liabilities              112.90            108.81

PER SHARE AND RELATED DATA:
Basic earnings per share                                                            $  0.53           $  0.50
Diluted earnings per share                                                             0.53              0.50
Dividends per share (4)                                                                0.31              0.46
Book value per share (6)                                                              10.48             19.11
Dividend payout ratio (5)                                                             58.49%            92.00%

ASSET QUALITY RATIOS:
Non-performing assets to total assets                                                  0.18%             0.70%
Non-performing loans to total loans                                                    0.10              0.93
Allowance for loan losses to non-performing loans                                    470.13             57.05
Allowance for loan losses to total loans                                               0.45              0.53

CAPITAL RATIOS:
Equity to total assets at end of period                                               18.62%            11.05%
Average equity to average assets                                                      14.66             11.58
Risk-based capital ratio                                                              22.40             19.03

OTHER DATA:
Number of full service offices                                                            2                 2

----------------------------

(1) The average interest rate spread represents the difference between the weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearing liabilities for the year.
(2) The net interest margin represents net interest income as a percent of average interest-earning assets for the year.
(3) The efficiency ratio represents non-interest expense divided by the sum of net interest income and non-interest income.
(4) Cash dividends paid is calculated by multiplying the dividend declared per share by the number of shares outstanding as of the applicable record date.
(5) The dividend payout ratio represents dividends per share divided by basic earnings per share.
(6) Book value per share is based on total stockholders' equity and 1,644,242 and 484,579 outstanding shares of common stock at June 30, 2005 and 2004, respectively.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

================================================================================


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

OVERVIEW OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Dearborn Savings Association is a full-service, community-oriented savings association whose primary lending activity is the origination of loans secured by real estate, and, specifically, one- to four-family residential real estate. As of June 30, 2005, $79.3 million, or 98.3%, of our total loan portfolio consisted of loans secured by real estate. As of that date, $47.4 million, or 58.8% of our total loan portfolio consisted of one- to four-family residential real estate loans. We intend to continue to increase our focus on originating non-residential real estate and land loans, which generally are originated with higher interest rates compared to one- to four-family residential real estate loans. In addition, most of these loans are originated with adjustable interest rates, which assists us in managing interest rate risk.

Our results of operations depend primarily on our net interest income, which is the difference between the interest income we receive on our interest-earning assets, such as loans and securities, and the interest expense we pay on our deposits and borrowings. Results of operations are also affected by other income and general, administrative and other expense, the provision for losses on loans and income tax expense. Other income consists primarily of banking fees and service charges and gains (losses) on sales of loans and securities available for sale. Our general, administrative and other expense consists primarily of salaries and employee benefits, occupancy and office expenses, advertising and promotion expense, data processing expenses and the costs associated with being a publicly held company.

Net earnings increased $11,000, or 1.3%, to $836,000 for the year ended June 30, 2005, from $825,000 for the year ended June 30, 2004. An increase in net interest income was partially offset by a decrease in other income and an increase in general, administrative and other expense.

During the last twelve months, we elected to keep in our portfolio substantially all of our fixed-rate, one- to four-family residential real estate loans. As a result, this loan portfolio grew by $12.3 million, or 35.2%, to $47.4 million at June 30, 2005 from $35.1 million at June 30, 2004. Funding was provided by drawing down overnight funds raised through the stock offering, matured and/or called investments and additional Federal Home Loan Bank borrowings.

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

We actively evaluate interest rate risk in connection with our lending, investing and deposit-taking activities. Generally, our loans, which represent the significant majority of our assets, have longer-terms to maturity than our deposits, which represent the significant majority of our liabilities. As of June 30, 2005, $13.9 million, or 17.3% of our loan portfolio consisted of loans that will mature or reprice during the year ended June 30, 2006. In contrast, as of June 30, 2005, $54.1 million, or 81.0% of our deposits as of that date, consisted of deposits that mature in less than one year.

In an effort to better manage interest-rate risk, we have increased our focus on the origination and retention in our portfolio of adjustable-rate residential mortgage loans. In addition, we intend to increase our originations and retention in our portfolio of non-residential real estate and land loans. Most of these loans are originated with adjustable interest rates, which assists us in managing interest rate risk. Depending on market interest rates and our capital and liquidity position, we may retain all of the fixed-rate, fixed-term residential mortgage loans that we originate or we may sell all or a portion of such loans with longer-terms, generally on a servicing-retained basis. From October 2003 through June 2004, we sold substantially all of the fixed-rate one- to four-family residential real estate loans that we originated. Since July 2004, we elected to keep nearly all of the mortgage loans that we originated in our portfolio. We primarily invest in short- and medium-term securities, which generally have lower yields compared to longer-term investments. Shortening the average maturity of our interest-earning assets by increasing our investments in shorter-term securities, as well as originating loans with adjustable rates of interest, helps to better match the maturities and interest rates of our assets and liabilities, thereby reducing the exposure of our net interest income to changes in market interest rates. We have also maintained high levels of liquid assets, such as cash and cash equivalents, which will permit us to invest in higher-yielding securities in the event of an increase in interest rates. These strategies may adversely affect net interest income due to lower initial yields on these investments in comparison to longer-term, fixed-rate loans and investments.

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

The table below sets forth, as of June 30, 2005, the estimated changes in our NPV that would result from the designated instantaneous changes in the U.S. Treasury yield curve. Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions including relative levels of market interest rates, loan prepayments and deposit decay, and should not be relied upon as indicative of actual results.

                                                                     NPV AS A PERCENTAGE OF
                                                                   PRESENT VALUE OF ASSETS (3)
                                   ESTIMATED INCREASE (DECREASE)   --------------------------
     CHANGE IN                                IN NPV                              INCREASE
  INTEREST RATES     ESTIMATED    ------------------------------      NPV        (DECREASE)
(BASIS POINTS) (1)    NPV (2)       AMOUNT             PERCENT     RATIO (4)   (BASIS POINTS)
                                     (Dollars in thousands)

+300                  $12,766      $(3,963)             (24)%        14.03%         (341)
+200                   14,279       (2,450)             (15)         15.39          (205)
+100                   15,671       (1,058)              (6)         16.58           (86)
   -                   16,729            -                -          17.44             -
-100                   17,017          288                2          17.61            17
-200                   16,998          269                2          17.50             6

-----------------------------

(1) Assumes an instantaneous uniform change in interest rates at all maturities.
(2) NPV is the discounted present value of expected cash flows from assets, liabilities and off-balance sheet contracts.
(3) Present value of assets represents the discounted present value of incoming cash flows on interest-earning assets.
(4)     NPV Ratio represents NPV divided by the present value of assets.

The table set forth above indicates that at June 30, 2005, in the event of an immediate 200 basis point decrease in interest rates, we would be expected to experience a 2% increase in NPV and a six basis point increase in NPV ratio. In the event of an immediate 200 basis point increase in interest rates, we would be expected to experience a 15% decrease in NPV and a 205 basis point decrease in NPV ratio.

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

                                                                       YEAR ENDED JUNE 30,
                                                                 2005                           2004
                                                     AVERAGE                         AVERAGE
                                                   OUTSTANDING            YIELD/   OUTSTANDING          YIELD/
                                                     BALANCE   INTEREST    RATE      BALANCE  INTEREST   RATE
                                                        (Dollars in thousands)
INTEREST-EARNING ASSETS:
  Loans                                              $67,638    $4,159     6.14%     $60,932   $3,802    6.24%
  Mortgage-backed securities                           1,178        40     3.40        2,101       36    1.71
  Investment securities                                5,389       184     3.41        7,187      215    2.99
  Interest-bearing deposits and other                  5,360       137     2.56        4,643       95    2.05
                                                     -------    ------               -------   ------    ----
    Total interest-earning assets                     79,665     4,520     5.67       74,863    4,148    5.54

  Non-interest-earning assets                          5,584                           4,246
                                                     -------                         -------

    Total assets                                     $85,249                         $79,109
                                                     =======                         =======

INTEREST-BEARING LIABILITIES:
  Savings deposits                                   $18,717       265     1.42      $19,456      249    1.28
  Money market/NOW deposits                           12,382        59     0.48        9,205       77    0.84
  Certificates of deposit                             34,084       868     2.55       34,845      989    2.84
                                                     -------    ------               -------   ------
    Total deposits                                    65,183     1,192     1.83       63,506    1,315    2.07
  FHLB advances                                        5,380       233     4.33        5,295      223    4.21
                                                     -------    ------               -------   ------
    Total interest-bearing liabilities                70,563     1,425     2.02       68,801    1,538    2.24
                                                                ------     ----                ------    ----

  Non-interest-bearing liabilities                     2,189                           1,148
                                                     -------                         -------

    Total liabilities                                 72,752                          69,949

  Stockholders' equity                                12,497                           9,160
                                                     -------                         -------

    Total liabilities and
      stockholders' equity                           $85,249                         $79,109
                                                     =======                         =======

Net interest income                                             $3,095                         $2,610
                                                                ======                         ======

Net interest rate spread (1)                                               3.65%                         3.30%
                                                                           ====                          ====

Net interest-earning assets (2)                      $ 9,102                         $ 6,062
                                                     =======                         =======

Net interest margin (3)                                                    3.89%                         3.49%
                                                                           ====                          ====

Average interest-earning assets to
  interest-bearing liabilities                                           112.90%                       108.81%
                                                                         ======                        ======

----------------------------

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

                                                               YEAR ENDED JUNE 30,
                                                                  2005 VS. 2004
                                                         -----------------------------
                                                               INCREASE
                                                              (DECREASE)
                                                                DUE TO
                                                         -------------------
                                                          VOLUME       RATE      TOTAL
                                                                  (In thousands)
INTEREST-EARNINGS ASSETS:
  Loans                                                    $420        $(62)      $358
  Investment securities                                     (59)         30        (29)
  Mortgage-backed securities                                (21)         24          3
  Interest-bearing deposits and other                        16          24         40
                                                           ----        ----       ----

     Total interest-earnings assets                         356          16        372

INTEREST-BEARING LIABILITIES:
  Passbook accounts                                          (9)         25         16
  Money market/NOW accounts                                  22         (39)       (17)
  Certificates of deposit                                   (22)       (100)      (122)
                                                           ----        ----       ----
     Total deposits                                          (9)       (114)      (123)

FHLB Advances                                                 4           6         10
                                                           ----        ----       ----

Total interest-bearing liabilities                           (5)       (108)      (113)
                                                           ----        ----       ----

     Change in net interest income                         $361        $124       $485
                                                           ====        ====       ====

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

COMPARISON OF FINANCIAL CONDITION AT JUNE 30, 2005 AND JUNE 30, 2004

ASSETS. Total assets increased $8.8 million, or 10.5%, to $92.5 million at June 30, 2005 from June 30, 2004. The increase in assets reflects a $17.2 million increase in loans, net to $76.4 million at June 30, 2005 from $59.2 million at June 30, 2004, and a $630,000 increase in certificates of deposit in other financial institutions to $829,000 at June 30, 2005 from $199,000 at June 30, 2004. These increases were partially offset by a $7.9 million decrease in interest-bearing deposits in other financial institutions, to $985,000 at June 30, 2005 from $8.9 million at June 30, 2004, a decrease in investment securities available for sale by $2.2 million to $4.6 million at June 30, 2005 from $6.8 million at June 30, 2004 and mortgage-backed securities available for sale decreased by $649,000, to $835,000 at June 30, 2005 from $1.5 million at June 30, 2004. The increase in loans, net reflects increases in all categories of mortgage loans. Significant increases occurred in the one- to four-family loan category, which increased $12.3 million or 35.2%, in construction loan, which increased $2.2 million, or 36.2%, and in nonresidential real estate and land loans, which increased $3.2 million, or 18.5%. Since completing our stock offering, our primary focus has been to grow the loan portfolio by utilizing the capital raised, while continuing to diversify our product mix. Nonresidential real estate and land loans contribute to increased yield, as well as improve our interest rate risk, since these loans generally have variable rates. The increase in certificates of deposit in other financial institutions reflected the acquisition of $812,000 in new certificates offset by $199,000 of maturities. The decrease in interest-bearing deposits in other financial institutions resulted from the origination of mortgage loans utilizing the funds we had received in connection with the mutual-to-stock conversion of Dearborn Mutual Holding Company and our related stock offering. The decrease in investment securities available for sale resulted from the sale of mutual funds of $500,000 and the calling of three securities for $2.5 million partially offset by the purchase of one security for $500,000. Principal repayments on mortgage-backed securities during the year ended June 30, 2005, resulted from the repayment of high interest-rate securities in the current low interest rate environment.

LIABILITIES. Total liabilities increased $789,000, or 1.1%, to $75.3 million at June 30, 2005 from $74.5 million at June 30, 2004. The increase in liabilities reflects a $2.0 million increase in borrowings (consisting solely of Federal Home Loan Bank of Indianapolis advances), to $7.0 million at June 30, 2005 from $5.0 million at June 30, 2004, partially offset by a $1.3 million decrease in deposits, to $66.9 million at June 30, 2005 from $68.2 million at June 30, 2004. The decrease in deposits resulted primarily from the reclassification of $6.5 million of subscription funds in connection with the mutual-to-stock conversion of Dearborn Mutual Holding Company and our related stock offering, partially offset by a deposit of $3.1 million of public funds. Public funds totaling approximately $2.0 million, combined with an increase in borrowings, were deployed to fund loan originations during the fourth quarter.

STOCKHOLDERS' EQUITY. Stockholders' equity increased $8.0 million to $17.2 million at June 30, 2005, from $9.3 million at June 30, 2004. Proceeds from the stock offering amounted to $7.2 million. The increase in retained earnings reflects net earnings of $836,000, partially offset by dividend payments of $513,000 during the year.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED JUNE 30, 2005 AND 2004

GENERAL. Net earnings increased $11,000, or 1.3%, to $836,000 for the year ended June 30, 2005, from $825,000 for the year ended June 30, 2004. The increase resulted primarily from a $485,000 increase in net interest income, partially offset by a $128,000 decrease in other income and an increase of $305,000 in general, administrative and other expense. During the years ended June 30, 2005 and 2004, all significant elements of income or loss arose from our continuing operations.

INTEREST INCOME. Interest income increased $372,000, or 9.0%, to $4.5 million for the year ended June 30, 2005, from $4.1 million for the year ended June 30, 2004. The increase in interest income resulted primarily from a $357,000 increase in interest income on loans, a $42,000 increase in interest income on interest-earning deposits and a $31,000 decrease in interest income on investment securities.

Interest income on loans increased $357,000, or 9.4%, to $4.2 million for the year ended June 30, 2005 from $3.8 million for the year ended June 30, 2004. The increase in interest income on loans reflects an increase of $6.7 million, or 11.0%, in the average balance of loans to $67.6 million from $60.9 million, partially offset by a decrease in the average yield to 6.14% from 6.24%. The decrease in interest rates reflects the continued stability of market interest rates and the amortization of higher interest rate loans on our books. The increase in the average balance of loans reflects our retaining substantially all real estate loan production in our portfolio.

Interest income on investment securities decreased $31,000, or 14.4%, to $184,000 for the year ended June 30, 2005 from $215,000 for the year ended June 30, 2004. The decrease in interest income on investment securities was due primarily to a $1.8 million decrease in the average balance to $5.4 million for the year ended June 30, 2005 from $7.2 million for the year ended June 30, 2004, offset by an increase in the average yield to 3.41% from 2.99%. The increase in interest rates reflects the continued rise in short term market interest rates and the decrease in the average balance resulted from calls of securities without subsequent reinvestment.

Interest income on interest-earning deposits and other interest-earning assets increased $42,000, or 44.2%, to $137,000 for the year ended June 30, 2005 from $95,000 for the year ended June 30, 2004. The increase was due primarily to a $717,000, or 15.4%, increase in the average balance of interest-earning deposits and other interest-earning assets, and an increase in the average yield to 2.56% from 2.05%. The increase in the average balance of these assets reflects the cash proceeds from the second-step conversion that increased the balance to $8.9 million at June 30, 2004 and were used to fund loans as the fiscal year progressed. The increase in short term interest rates reflects the increase in overall market rates as the Federal Reserve acted to increase the Federal Funds Rate by 225 basis points since June 30, 2004.

INTEREST EXPENSE. Interest expense decreased $113,000, or 7.3%, to $1.4 million for the year ended June 30, 2005 from $1.5 million for the year ended June 30, 2004. The decrease in interest expense resulted from a $123,000 decrease in interest expense on deposits and a $10,000 increase in interest expense on borrowings.

Interest expense on deposits decreased $123,000, or 9.4%, to $1.2 million for the year ended June 30, 2005 from $1.3 million for the year ended June 30, 2004. The decrease was due to a reduction in the average rate paid on deposits to 1.83% from 2.07%, partially offset by a $1.7 million, or 2.6%, increase in the average balance of deposits. The average rate paid on certificates of deposit decreased to 2.55% from 2.84%, and also decreased on money market/NOW deposits to 0.48% from 0.84%, partially offset by an increase in the rate paid on savings deposits to 1.42% from 1.28%. The decline in the rate paid on money market/NOW accounts reflects management's decision to pay nearly a zero rate on regular checking accounts. The decrease in interest rates on certificates of deposit reflects the decline in market interest rates early in the fiscal year. Short and longer term rates have been increasing recently in lockstep with the Federal Reserve's actions.

Interest expense on borrowings (consisting solely of Federal Home Loan Bank of Indianapolis advances) increased $10,000 to $233,000 for the year ended June 30, 2005 from $223,000 for the year ended June 30, 2004. The increase was due to both an $85,000, or 1.6%, increase in the average balance of borrowings and an increase in the average cost of borrowings to 4.33% from 4.21%.

NET INTEREST INCOME. Net interest income increased $485,000, or 18.6%, to $3.1 million for the year ended June 30, 2005, from $2.6 million for the year ended June 30, 2004. Our interest rate spread increased to 3.65% from 3.30% and our net interest margin increased to 3.89% from 3.49%, while average net interest-earning assets increased to $9.1 million for the year ended June 30, 2005 from $6.1 million for the year ended June 30, 2004.

PROVISION FOR LOSSES ON LOANS. We establish provisions for losses on loans, which are charged to operations, at a level necessary to absorb known and inherent losses that are both probable and reasonably estimable at the date of the financial statements. In evaluating the level of the allowance for loan losses, management considers historical loss experience, the types of loans and the amount of loans in the loan portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available or as future events change. Based on our evaluation of these factors, management made a provision of $53,000 for the year ended June 30, 2005 compared to a provision of $24,000 for the year ended June 30, 2004. We used the same methodology and generally similar assumptions in assessing the allowance for both years. The allowance for loan losses was $362,000, or 0.45% of gross loans outstanding at June 30, 2005, as compared with $336,000, or 0.53% of gross loans outstanding at June 30, 2004. The level of the allowance is based on estimates, and ultimate losses may vary from the estimates.

Determining the amount of the allowance for loan losses necessarily involves a high degree of judgment. Management reviews the level of the allowance on a quarterly basis, at a minimum, and establishes the provision for losses on loans based on the composition of the loan portfolio, delinquency levels, loss experience, economic conditions, and other factors related to the collectibility of the loan portfolio. The provision for the year ended June 30, 2005 was predicated primarily upon growth in the entire real estate loan portfolio.

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

OTHER INCOME. Other income decreased $128,000, or 26.1%, to $362,000 for the year ended June 30, 2005 from $490,000 for the year ended June 30, 2004. The decrease in other income was due to a $186,000 decrease in gain on sale of loans to $56,000 for the year ended June 30, 2005 from $242,000 for the year ended June 30, 2004, partially offset by an increase in other operating income of $41,000 to $224,000 for the year ended June 30, 2005 from $183,000 for the year ended June 30, 2004. We sold $2.3 million of loans during the year ended June 30, 2005 compared to $14.2 million of such sales during the year ended June 30, 2004. The increase in other operating income was attributed primarily to additional servicing fee income of $15,000 and a $27,000 decrease in the amortization of mortgage servicing rights, which tends to decrease as the amount of refinancing slows.

GENERAL, ADMINISTRATIVE AND OTHER EXPENSE. General, administrative and other expense increased $305,000 or 17.3%, to $2.1 million for the year ended June 30, 2005 from $1.8 million for the year ended June 30, 2004. The increase resulted, in part, due to a $128,000, or 11.7%, increase in employee compensation and benefits expense to $1.2 million for the year ended June 30, 2005 from $1.1 million for the year ended June 30, 2004. This increase resulted primarily from higher health insurance premiums, the hiring of an additional employee, annual salary adjustments effective with the start of the new fiscal year and expense related to the new ESOP plan of approximately $69,000. Also, we converted to a new computer system in April, 2004, which caused our data processing expense to increase $31,000 or 31.0%, to $131,000 for the year ended June 30, 2005 from $100,000 for the year ended June 30, 2004. In addition, other operating expense increased $137,000, or 33.5%, to $546,000 for the year ended June 30, 2005 from $409,000 for the year ended June 30, 2004. The increase resulted primarily from increased advertising expenditures and higher costs associated with becoming a publicly traded company.

INCOME TAXES. The provision for income taxes was $500,000 for the year ended June 30, 2005 and $488,000 for the year ended June 30, 2004, reflecting effective tax rates of 37.4% and 37.2%, respectively. The income tax provision includes both federal and Indiana state taxes.

RECENT ACCOUNTING DEVELOPMENTS

In December 2004, the Financial Accounting Standards Board (the "FASB") issued a revision to Statement of Financial Accounting Standards ("SFAS") No. 123 which establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, primarily on accounting for transactions in which an entity obtains employee services in share-based transactions. This Statement, SFAS No. 123 (R) "Share-Based Payment", requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award, with limited exceptions. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award - the requisite service period. No compensation cost is recognized for equity instruments for which employees do not render the requisite service. Employee share purchase plans will not result in recognition of compensation cost if certain conditions are met.

Initially, the cost of employee services received in exchange for an award of liability instruments will be measured based on current fair value; the fair value of that award will be remeasured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation cost over that period. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available). If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

Excess tax benefits, as defined by SFAS 123(R) will be recognized as an addition to additional paid-in capital. Cash retained as a result of those excess tax benefits will be presented in the statement of cash flows as financing cash inflows. The write-off of deferred tax assets relating to unrealized tax benefits associated with recognized compensation cost will be recognized as income tax expense unless there are excess tax benefits from previous awards remaining in additional paid in capital to which it can be offset.

Compensation cost is required to be recognized in the first annual period that begins after December 15, 2005, or July 1, 2006 as to the Corporation. We currently have no stock option plans or other instruments that are subject to the provisions of SFAS No. 123(R). However, management will submit a stock option plan to stockholders for a vote at the annual meeting in November 2005. If the plan is ratified by the stockholders, we will be required to expense stock option grants under the plan pursuant to SFAS No. 123(R).

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

At June 30, 2005, our portfolio of available-for-sale securities had a fair market value of $5.4 million. Proceeds from the sale of loans in the secondary market totaled $2.3 million and $14.2 million for the years ended June 30, 2005 and 2004, respectively.

We obtain additional sources of funds through Federal Home Loan Bank advances, of which $7.0 million were outstanding at June 30, 2005. At June 30, 2005 we had the ability to borrow an additional $44.1 million under our credit facilities with the Federal Home Loan Bank of Indianapolis.

Our cash flows are derived from operating activities, investing activities and financing activities as reported in the "Consolidated Statements of Cash Flows" in our consolidated financial statements beginning on page 14 of this document. Our primary investing activities are the origination of one- to four-family residential and non-residential real estate and other loans, and the purchase of investment securities and mortgage-backed securities. During the years ended June 30, 2005 and 2004, our loan originations, including purchases totaled $44.2 million and $37.7 million, respectively. Purchases of securities available for sale totaled $492,000 and $15.3 million for the years ended June 30, 2005 and 2004, respectively. These activities were funded primarily by principal repayments on loans and securities and proceeds from sales of loans. Deposit flows are generally affected by the level of market interest rates, the interest rates and other conditions on deposit products offered by our banking competitors, and other factors. The net decrease in total deposits was $1.3 million for the year ended June 30, 2005 compared to a net increase of $4.4 million for the year ended June 30, 2004. At June 30, 2004, our deposits included approximately $6.5 million of funds received for subscription orders in connection with our common stock offering. These funds were drawn down when the stock offering was completed in July 2004.

We are committed to maintaining a strong liquidity position. We monitor our liquidity position on a daily basis. We anticipate that we will have sufficient funds to meet our current funding commitments. Based on our deposit retention experience and current pricing strategy, we anticipate that a significant portion of maturing time deposits will be retained.

As of June 30, 2005, management was not aware of any known trends, events or uncertainties that have or are reasonably likely to have a material impact on our liquidity. As of June 30, 2005, we had no material commitments for capital expenditures.

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

The following table sets forth information regarding our obligations and commitments to make future payments under contract as of June 30, 2005.

                                                                    PAYMENTS DUE BY PERIOD
                                                      LESS                             MORE
                                                      THAN        1-3        3-5       THAN
                                                     1 YEAR      YEARS      YEARS     5 YEARS     TOTAL
                                                                       (In thousands)
Contractual obligations:
  Advances from the Federal Home Loan Bank           $ 1,000    $ 3,000     $1,000     $2,000    $ 7,000
  Certificate of deposit maturities                   27,660     11,343      1,400         -      40,403

Amount of commitments and expiration per period
  Commitments to originate one- to four-family:
    loans                                              8,907          -          -          -      8,907
  Home equity and commercial lines of credit           5,102          -          -          -      5,102
  Undisbursed loans in process                         3,973          -          -          -      3,973
                                                     -------    -------    -------    -------    -------

Total contractual obligations                        $46,642    $14,343    $ 2,400    $ 2,000    $65,385
                                                     =======    =======    =======    =======    =======

For additional information, see Notes C and H of the Notes to our Consolidated Financial Statements.

                        COMMON STOCK AND RELATED MATTERS

DSA Financial Corporation's common stock is quoted on the Over-the-Counter Bulletin Board under the symbol "DSFN." As of September 23, 2005, DSA Financial Corporation had one registered market maker, 257 stockholders of record (excluding the number of persons or entities holding stock in street name through various brokerage firms), and 1,644,242 shares outstanding.

The following table sets forth market price and dividend information for shares of DSA Financial Corporation's common stock for the last two years, adjusted to reflect the 3.3926-to-one exchange ratio from the second-step conversion of Dearborn Mutual Holding Company.

YEAR ENDED
JUNE 30, 2005                  HIGH           LOW       CASH DIVIDENDS DECLARED

Fourth quarter                $15.00         $9.75               $.1050
Third quarter                  11.00          9.90                .1035
Second quarter                 11.50          9.67                .1035
First quarter                  10.00          9.30                    -

YEAR ENDED
JUNE 30, 2004                  HIGH           LOW       CASH DIVIDENDS DECLARED

Fourth quarter                $ 8.64         $8.25               $.1474
Third quarter                   8.64          6.19                .1032
Second quarter                  8.10          8.10                .1032
First quarter                   8.10          8.10                .1032

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

                                        STOCKHOLDER INFORMATION

======================================================================================================

ANNUAL MEETING                                         TRANSFER AGENT

The Annual Meeting of Stockholders will be held        Registrar and Transfer Company
at 4:00 p.m. on November 10, 2005 at the branch        10 Commerce Drive
office of Dearborn Savings Association, located        Cranford, New Jersey  07016-3572
at 141 Ridge Avenue, Lawrenceburg, Indiana.
                                                       If you have any questions concerning your
STOCK LISTING                                          stockholder account, please call our transfer
                                                       agent, noted above, at (800) 456-0596. This is
The Company's Common Stock trades                      the number to call if you require a change of
over-the-counter on the OTC Bulletin Board under       address, records or information about lost
the symbol "DSFN.OB"                                   certificates.

SPECIAL COUNSEL                                        ANNUAL REPORT ON FORM 10-KSB

Luse Gorman Pomerenk & Schick, P.C.                    A copy of the Company's Form 10-KSB for the
5335 Wisconsin Avenue, N.W., Suite 400                 fiscal year ended June 30, 2005, will be
Washington, D.C.  20015                                furnished without charge to stockholders upon
                                                       written request to the Secretary, DSA Financial
INDEPENDENT AUDITORS                                   Corporation, 118 Walnut Street, Lawrenceburg,
                                                       Indiana 47025.
Grant Thornton LLP
625 Eden Park Drive, Suite 900
Cincinnati, Ohio  45202-4181


                                        DIRECTORS AND OFFICERS

                     DIRECTORS                                           OFFICERS

             Robert P. Sonntag                             Edward L. Fischer
             CHAIRMAN OF THE BOARD                         PRESIDENT AND CHIEF EXECUTIVE OFFICER

             Ronald J. Denney                              Thomas J. Sicking
                                                           VICE PRESIDENT
             David P. Lorey
                                                           Steven R. Doll
             Richard Meador, III                           VICE PRESIDENT AND CHIEF FINANCIAL
                                                            OFFICER
             Dr. Dennis Richter
                                                           Delmar C. Schiferl
             Edward L. Fischer                             VICE PRESIDENT AND DIRECTOR OF LENDING

                                    CONTENTS

                                                                         Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                    3


FINANCIAL STATEMENTS

  CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION                           4

  CONSOLIDATED STATEMENTS OF EARNINGS                                      5

  CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME                          6

  CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY                          7

  CONSOLIDATED STATEMENTS OF CASH FLOWS                                    8

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                              10

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Board of Directors
DSA Financial Corporation

We have audited the accompanying consolidated statements of financial condition of DSA Financial Corporation as of June 30, 2005 and 2004, and the related consolidated statements of earnings, comprehensive income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Corporation is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of DSA Financial Corporation as of June 30, 2005 and 2004, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.


/s/GRANT THORNTON LLP


Cincinnati, Ohio
August 25, 2005

                                             DSA FINANCIAL CORPORATION

                                  CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                              June 30, 2005 and 2004
                                         (In thousands, except share data)


         ASSETS                                                                            2005             2004
Cash and due from banks                                                                $  3,058         $  1,664
Interest-bearing deposits in other financial institutions                                   985            8,900
                                                                                       --------          -------
         Cash and cash equivalents                                                        4,043           10,564

Certificates of deposit in other financial institutions                                     829              199
Investment securities designated as available for sale - at market                        4,550            6,763
Mortgage-backed securities designated as available for sale - at market                     835            1,484
Loans receivable - net                                                                   76,379           59,088
Loans held for sale - at lower of cost or market                                             -               104
Real estate acquired through foreclosure                                                     87               -
Office premises and equipment - at depreciated cost                                       1,635            1,193
Stock in Federal Home Loan Bank - at cost                                                 1,150            1,103
Accrued interest receivable on loans                                                        337              258
Accrued interest receivable on investments                                                   27               34
Cash surrender value of life insurance                                                    1,869            1,774
Prepaid expenses and other assets                                                           543              914
Prepaid income taxes                                                                        104               24
Deferred income taxes                                                                       141              264
                                                                                       --------         --------

         Total assets                                                                  $ 92,529         $ 83,766
                                                                                       ========         ========

         LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits                                                                               $ 66,891         $ 68,203
Borrowings from the Federal Home Loan Bank                                                7,000            5,000
Advances by borrowers for taxes and insurance                                               208              255
Accounts payable on mortgage loans serviced for others                                       67               74
Accrued interest payable                                                                     16               10
Other liabilities                                                                         1,114              965
                                                                                       --------         --------
         Total liabilities                                                               75,296           74,507

Stockholders' equity
  Preferred stock - 1,000,000 shares of $.01 par value authorized; no shares issued at June 30, 2005; 2,000,000 shares authorized, no shares issued at
     June 30, 2004                                                                            -                -
  Common stock - 5,000,000 shares of $.01 par value authorized; 1,644,242 shares issued and outstanding at June 30, 2005; 8,000,000 shares of $ .10 par value
   authorized; 484,579 shares issued and outstanding at June 30, 2004                        16               49
  Additional paid-in capital                                                             10,284            2,224
  Retained earnings, restricted                                                           7,660            7,337
  Accumulated comprehensive income (loss), net of related tax effects                        53             (126)
  Shares acquired by stock benefit plans                                                   (780)            (225)
                                                                                       --------         --------
         Total stockholders' equity                                                      17,233            9,259
                                                                                       --------         --------

         Total liabilities and stockholders' equity                                    $ 92,529         $ 83,766
                                                                                       ========         ========

The accompanying notes are an integral part of these statements.

                                    DSA FINANCIAL CORPORATION

                               CONSOLIDATED STATEMENTS OF EARNINGS

                                Years ended June 30, 2005 and 2004
                                (In thousands, except share data)


                                                                           2005            2004
Interest income
  Loans                                                                  $4,159          $3,802
  Mortgage-backed securities                                                 40              36
  Investment securities                                                     184             215
  Interest-bearing deposits and other                                       137              95
                                                                         ------          ------
         Total interest income                                            4,520           4,148

Interest expense
  Deposits                                                                1,192           1,315
  Borrowings                                                                233             223
                                                                         ------          ------
         Total interest expense                                           1,425           1,538
                                                                         ------          ------

         Net interest income                                              3,095           2,610

Provision for losses on loans                                                53              24
                                                                         ------          ------

         Net interest income after provision
           for losses on loans                                            3,042           2,586

Other income
  Gain on sale of loans                                                      56             242
  Loss on sale of investment securities                                      (2)            (21)
  Gain on sale of real estate acquired through foreclosure                   13               6
  Cash surrender value of life insurance                                     71              80
  Other operating                                                           224             183
                                                                         ------          ------
         Total other income                                                 362             490

General, administrative and other expense
  Employee compensation and benefits                                      1,218           1,090
  Occupancy and equipment                                                   173             164
  Data processing                                                           131             100
  Other operating                                                           546             409
                                                                         ------          ------
         Total general, administrative and other expense                  2,068           1,763
                                                                         ------          ------

         Earnings before income taxes                                     1,336           1,313
Income taxes
  Current                                                                   481             650
  Deferred                                                                   19            (162)
                                                                         ------          ------
         Total income taxes                                                 500             488
                                                                         ------          ------

         NET EARNINGS                                                    $  836          $  825
                                                                         ======          ======

         EARNINGS PER SHARE
           Basic                                                         $  .53          $  .50
                                                                         ======          ======
           Diluted                                                       $  .53          $  .50
                                                                         ======          ======

The accompanying notes are an integral part of these statements.

                                    DSA FINANCIAL CORPORATION

                         CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                Years ended June 30, 2005 and 2004
                                          (In thousands)


                                                                           2005            2004
Net earnings                                                             $  836          $  825

Other comprehensive income (loss), net of tax:
  Unrealized holding gains (losses) on securities during the year, net of taxes (benefits) of $132 and $(96) in
    fiscal 2005 and 2004, respectively                                      178            (130)

Reclassification adjustment for realized losses included
  in earnings, net of tax benefits of $1 and $9 in fiscal
  2005 and 2004, respectively                                                 1              12
                                                                         ------          ------

Comprehensive income                                                     $1,015          $  707
                                                                         ======          ======

Accumulated comprehensive income (loss)                                  $   53          $ (126)
                                                                         ======          ======


The accompanying notes are an integral part of these statements.

                                                 DSA FINANCIAL CORPORATION

                                      CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                        For the years ended June 30, 2005 and 2004
                                             (In thousands, except share data)

                                                                                  UNREALIZED
                                                                                 GAINS (LOSSES)      SHARES
                                                                                 ON SECURITIES      ACQUIRED
                                                      ADDITIONAL                  DESIGNATED        BY STOCK
                                           COMMON      PAID-IN      RETAINED     AS AVAILABLE        BENEFIT
                                            STOCK      CAPITAL      EARNINGS       FOR SALE           PLANS       TOTAL
Balance at July 1, 2003                    $  49       $ 2,224       $ 6,876      $        (8)       $  (282)    $  8,859

Net earnings for the year ended
  June 30, 2004                                -             -           825                -              -          825
Dividends of $0.46 per common share            -             -          (364)               -              -         (364)
Unrealized losses on securities
  designated as available for sale,
  net of realized gains and losses
  and related tax effects                      -             -             -             (118)             -         (118)
Amortization expense of stock
  benefit plan                                 -             -             -                -             57           57
                                           -----       -------       -------      -----------        -------     --------

Balance at June 30, 2004                      49         2,224         7,337             (126)          (225)       9,259

Net earnings for the year ended
  June 30, 2005                                -             -           836                -              -          836
Exchange of pre-existing shares              (49)           49             -                -              -            -
Proceeds from issuance of common
  stock                                       16         8,003             -                -           (679)       7,340
Dividends of $0.31 per common share            -             -          (513)               -              -         (513)
Unrealized losses on securities
  designated as available for sale,
  net of realized gains and losses
  and related tax effects                      -             -             -              179              -          179
Amortization expense of stock
  benefit plans                                -             8             -                -            124          132
                                           -----       -------       -------      -----------        -------     --------

Balance at June 30, 2005                   $  16       $10,284       $ 7,660      $        53        $  (780)    $ 17,233
                                           =====       =======       =======      ===========        =======     ========


The accompanying notes are an integral part of these statements.

                                             DSA FINANCIAL CORPORATION

                                       CONSOLIDATED STATEMENTS OF CASH FLOWS

                                        Years ended June 30, 2005 and 2004
                                                  (In thousands)

                                                                                         2005               2004
Cash flows from operating activities:
  Net earnings for the year                                                         $     836          $     825
  Adjustments to reconcile net earnings to net
  cash provided by (used in) operating activities:
    Amortization of discounts and premiums on loans,
      investments and mortgage-backed securities - net                                    (20)                23
    Amortization of deferred loan origination fees                                        (34)               (28)
    Amortization of mortgage servicing rights                                              22                 50
    Depreciation and amortization                                                          99                 96
    Amortization expense of stock benefit plan                                            132                 57
    Gain on sale of real estate acquired through foreclosure                              (13)                (6)
    Loss on sale of investment securities                                                   2                 21
    Origination of loans for sale in the secondary market                              (2,159)           (12,017)
    Proceeds from sale of loans in the secondary market                                 2,301             14,361
    Gain on sale of loans                                                                 (38)              (128)
    Federal Home Loan Bank stock dividends                                                (47)               (64)
    Provision for losses on loans                                                          53                 24
    Increase in cash surrender value of life insurance                                    (66)               (80)
    Increase (decrease) in cash due to changes in:
      Accrued interest receivable on loans                                                (79)                55
      Accrued interest receivable on investments                                            7                 23
      Prepaid expenses and other assets                                                   349               (331)
      Accounts payable on mortgage loans serviced for others                               (7)               (34)
      Accrued interest payable                                                              6                 (7)
      Other liabilities                                                                   149                  5
       Income taxes:
        Current                                                                           (80)               (29)
        Deferred                                                                           19               (162)
                                                                                    ---------          ---------
         Net cash provided by operating activities                                      1,432              2,654

Cash flows provided by (used in) investing activities:
  Purchase of investment securities designated as available for sale                     (492)           (14,272)
  Proceeds from sale of investment securities designated as available
    for sale                                                                              498             14,949
  Proceeds from maturity and principal repayments of investment securities              2,555                  9
  Purchase of mortgage-backed securities designated as available for sale                   -               (999)
  Principal repayments on mortgage-backed securities                                      672              2,634
  Principal repayments on loans                                                        24,571             24,851
  Loan disbursements                                                                  (37,283)           (23,649)
  Loans purchased                                                                      (4,758)            (2,050)
  Purchase of office premises and equipment                                              (541)              (717)
  Proceeds from sale of automobile                                                          -                  7
  (Increase) decrease in certificates of deposit in other financial institutions         (582)               100
  Purchase of cash surrender value of life insurance                                      (29)                 -
  Additions to real estate acquired through foreclosure                                   (10)               (10)
  Proceeds from sale of real estate acquired through foreclosure                           96                247
                                                                                    ---------          ---------
         Net cash provided by (used in) investing activities                          (15,303)             1,100
                                                                                    ---------          ---------

         Net cash provided by (used in) operating and investing
           activities (balance carried forward)                                       (13,871)             3,754
                                                                                    ---------          ---------


The accompanying notes are an integral part of these statements.

                                             DSA FINANCIAL CORPORATION

                                 CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

                                        Years ended June 30, 2005 and 2004
                                                  (In thousands)


                                                                                         2005               2004
         Net cash provided by (used in) operating and investing
           activities (balance brought forward)                                     $ (13,871)         $   3,754

Cash flows provided by (used in) financing activities:
  Net increase (decrease) in deposit accounts                                          (1,312)             4,397
  Repayment of Federal Home Loan Bank borrowings                                       (3,000)            (2,800)
  Proceeds from Federal Home Loan Bank borrowings                                       5,000              1,800
  Advances by borrowers for taxes and insurance                                           (47)                55
  Proceeds from issuance of common stock                                                7,222                  -
  Dividends on common stock                                                              (513)              (364)
                                                                                    ---------          ---------
         Net cash provided by financing activities                                      7,350              3,088
                                                                                    ---------          ---------

Net increase (decrease) in cash and cash equivalents                                   (6,521)             6,842

Cash and cash equivalents at beginning of year                                         10,564              3,722
                                                                                    ---------          ---------

Cash and cash equivalents at end of year                                            $   4,043          $  10,564
                                                                                    =========          =========

Supplemental disclosure of cash flow information:
  Cash paid during the year for:
    Income taxes                                                                    $     561          $     672
                                                                                    =========          =========

    Interest on deposits and borrowings                                             $   1,419          $   1,545
                                                                                    =========          =========

Supplemental disclosure of noncash investing activities:
  Unrealized gains (losses) on securities designated as available
    for sale, net of related tax effects                                            $     178          $    (130)
                                                                                    =========          =========

  Recognition of mortgage servicing rights in accordance with
    SFAS No. 140                                                                    $      18          $     114
                                                                                    =========          =========

  Transfers from loans to real estate acquired through foreclosure                  $     159          $      52
                                                                                    =========          =========



The accompanying notes are an integral part of these statements.

                            DSA FINANCIAL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             June 30, 2005 and 2004


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        As of and for the year ended June 30, 2004, Dearborn Financial Corporation ("Dearborn Financial" or the "Corporation") was a stock holding company whose activities were primarily limited to holding the stock of its wholly-owned subsidiary, Dearborn Savings Association, F.A. ("Dearborn" or the "Association"). The Corporation and the Association were organized using a two-tier mutual holding company structure. Effective July 28, 2004, the Corporation completed a reorganization and second-step stock offering, whereby Dearborn Financial formed and was merged into a new holding company, DSA Financial Corporation, as sole owner of the Association. See Note J for additional information as to the reorganization. Future references herein to "DSA Financial" or the "Corporation" include Dearborn Financial Corporation prior to the reorganization.

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

        2.      INVESTMENT SECURITIES AND MORTGAGE-BACKED SECURITIES

        DSA Financial accounts for investment and mortgage-backed securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that investments be categorized as held-to-maturity, trading, or available for sale. Securities classified as held-to-maturity are carried at cost only if the Corporation has the positive intent and ability to hold these securities to maturity. Securities designated as available for sale are carried at fair value with resulting unrealized gains or losses recorded to stockholders' equity.

                            DSA FINANCIAL CORPORATION

                             June 30, 2005 and 2004


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

        2.      INVESTMENT SECURITIES AND MORTGAGE-BACKED SECURITIES (continued)

        Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

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

        Loans held for sale are carried at the lower of cost or market determined in the aggregate. In computing cost, deferred loan origination fees are deducted from the principal balances of the related loans. Loans held for sale were carried at cost at June 30, 2004. The Association had no loans held for sale at June 30, 2005.

        The Association recognizes the sale of loans when the transferred assets are legally isolated from the Association's creditors and the appropriate accounting criteria are met.

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

                            DSA FINANCIAL CORPORATION

                             June 30, 2005 and 2004


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

        The Association recorded amortization related to mortgage servicing rights totaling approximately $22,000 and $50,000 for the years ended June 30, 2005 and 2004, respectively. At June 30, 2005 and 2004, the carrying value of the Association's mortgage servicing rights, which approximated fair value, totaled $282,000 and $285,000, respectively. Mortgage servicing rights are included within prepaid expenses and other assets in the consolidated statement of financial condition.

        The Association was servicing mortgage loans of $34.2 million and $36.7 million at June 30, 2005 and 2004, respectively, that had been sold to the Federal Home Loan Mortgage Corporation and other investors.

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

                            DSA FINANCIAL CORPORATION

                             June 30, 2005 and 2004


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

        The Association had no loans that were defined as impaired as of June 30, 2005 and 2004.

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

        7.      OFFICE PREMISES AND EQUIPMENT

        Office premises and equipment are carried at cost and include expenditures which extend the useful lives of existing assets. Maintenance, repairs and minor renewals are expensed as incurred. For financial reporting, depreciation is provided on the straight-line and declining-balance methods over the useful lives of the assets, estimated to be twenty-five to forty years for buildings, five to ten years for furniture and equipment, and five years for automobiles. An accelerated method is used for tax reporting purposes.

                            DSA FINANCIAL CORPORATION

                             June 30, 2005 and 2004


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

        9.      BENEFIT PLANS

        In addition to providing employees with access to a Simplified Employee Pension Plan, DSA Financial has a supplemental retirement plan which provides retirement benefits to certain key officers and directors. DSA Financial's obligations under the plan have been funded via the purchase of key man life insurance policies, of which the Corporation is the beneficiary. Expense under the plan totaled approximately $71,000 and $65,000 for the fiscal years ended June 30, 2005 and 2004, respectively.

        In connection with the Reorganization, Dearborn implemented an Employee Stock Ownership Plan ("ESOP"), which provides retirement benefits for substantially all employees who have completed one year of service and have attained the age of 21. Expense under the ESOP totaled approximately $69,000 for the fiscal year ended June 30, 2005.

        Additionally, during fiscal 2003 DSA Financial implemented a Recognition and Retention Plan (RRP). The RRP contains 50,889 shares (as adjusted) of DSA Financial common stock issued from previously authorized shares. All shares within the RRP were awarded to members of the board of directors and employees upon adoption of the plan. Common stock granted under the RRP vests ratably over a five-year period. DSA Financial recognized expense related to the RRP of $56,000 for each of the fiscal years ended June 30, 2005 and 2004.

        10.     CASH AND CASH EQUIVALENTS

        For purposes of reporting cash flows, cash and cash equivalents includes cash and due from banks and interest-bearing deposits in other financial institutions with original terms to maturity of less than ninety days.

                            DSA FINANCIAL CORPORATION

                             June 30, 2005 and 2004


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

        11.     EARNINGS PER SHARE

        Basic earnings per share is computed based upon the weighted-average common shares outstanding during the year, less 67,876 unallocated ESOP shares for the fiscal year ended June 30, 2005. Weighted-average common shares deemed outstanding totaled 1,576,366 and 1,643,983 for the years ended June 30, 2005 and 2004, respectively. Weighted-average common shares outstanding for the fiscal year ended June 30, 2004, have been restated for the effects of the Corporation's Reorganization and related stock offering.

        The Corporation had no dilutive or potentially dilutive securities at June 30, 2005 and 2004.

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

        The following methods and assumptions were used by DSA Financial in estimating its fair value disclosures for financial instruments at June 30, 2005 and 2004:

                CASH AND CASH EQUIVALENTS: The carrying amounts presented in the consolidated statements of financial condition for cash and cash equivalents are deemed to approximate fair value.

                CERTIFICATES OF DEPOSIT IN OTHER FINANCIAL INSTITUTIONS: The carrying amounts presented in the consolidated statements of financial condition for certificates of deposit in other financial institutions are deemed to approximate fair value.

                INVESTMENT AND MORTGAGE-BACKED SECURITIES: For investment and mortgage-backed securities, fair value is deemed to equal the quoted market price. The carrying amount of accrued interest on securities is deemed to approximate fair value.

                LOANS RECEIVABLE: The loan portfolio has been segregated into categories with similar characteristics, such as one- to four-family residential, multi-family residential and nonresidential real estate. These loan categories were further delineated into fixed-rate and adjustable-rate loans. The fair values for the resultant loan categories were computed via discounted cash flow analysis, using current interest rates offered for loans with similar terms to borrowers of similar credit quality. For loans on deposit accounts and consumer and other loans, fair values were deemed to equal the historic carrying values. The carrying amount of accrued interest on loans is deemed to approximate fair value.

                            DSA FINANCIAL CORPORATION

                             June 30, 2005 and 2004


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

        12.     FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

                FEDERAL HOME LOAN BANK STOCK: The carrying amounts presented in the consolidated statements of financial condition are deemed to approximate fair value.

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

                COMMITMENTS TO EXTEND CREDIT: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. At June 30, 2005 and 2004, the fair value of loan commitments was not material.

        Based on the foregoing methods and assumptions, the carrying value and fair value of DSA Financial's financial instruments at June 30, 2005 and 2004, are as follows:

                                                                                2005                       2004
                                                                      CARRYING         FAIR     CARRYING         FAIR
                                                                         VALUE        VALUE        VALUE        VALUE
                                                                                        (In thousands)
        Financial assets
          Cash and cash equivalents                                    $ 4,043      $ 4,043      $10,564      $10,564
          Certificates of deposit in other financial institutions          829          829          199          199
          Investment securities                                          4,550        4,550        6,763        6,763
          Mortgage-backed securities                                       835          835        1,484        1,484
          Loans receivable                                              76,379       76,286       59,192       59,061
          Stock in Federal Home Loan Bank                                1,150        1,150        1,103        1,103
                                                                       -------      -------      -------      -------

                                                                       $87,786      $87,693      $79,305      $79,174
                                                                       =======      =======      =======      =======

        Financial liabilities
          Deposits                                                     $66,891      $66,934      $68,203      $68,258
          Borrowings from the Federal Home Loan Bank                     7,000        7,124        5,000        5,079
          Advances by borrowers for taxes and insurance                    208          208          255          255
                                                                       -------      -------      -------      -------

                                                                       $74,099      $74,266      $73,458      $73,592
                                                                       =======      =======      =======      =======

                            DSA FINANCIAL CORPORATION

                             June 30, 2005 and 2004


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

        13.     CASH SURRENDER VALUE OF LIFE INSURANCE

        The cash surrender value of bank-owned life insurance policies represents the value of life insurance policies on certain officers of the Association for which the Association is the beneficiary. The Association accounts for these assets using the cash surrender value method in determining the carrying value of the insurance policies.

        14.     ADVERTISING

        Advertising costs are expensed when incurred. The Corporation's advertising expense totaled $56,000 and $38,000 for the fiscal years ended June 30, 2005 and 2004, respectively.

        15.     RECLASSIFICATIONS

        Certain prior year amounts have been reclassified to conform to the 2005 financial statement presentation.

        16.     EFFECTS OF RECENT ACCOUNTING PRONOUNCEMENTS

        In December 2004, the Financial Accounting Standards Board (the "FASB") issued a revision to Statement of Financial Accounting Standards ("SFAS") No. 123 which establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, primarily on accounting for transactions in which an entity obtains employee services in share-based transactions. This Statement, SFAS No. 123 (R) "Share-Based Payment", requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award, with limited exceptions. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award - the requisite service period. No compensation cost is recognized for equity instruments for which employees do not render the requisite service. Employee share purchase plans will not result in recognition of compensation cost if certain conditions are met.

        Initially, the cost of employee services received in exchange for an award of liability instruments will be measured based on current fair value; the fair value of that award will be remeasured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation cost over that period. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available). If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

        Excess tax benefits, as defined by SFAS 123(R) will be recognized as an addition to additional paid-in capital. Cash retained as a result of those excess tax benefits will be presented in the statement of cash flows as financing cash inflows. The write-off of deferred tax assets relating to unrealized tax benefits associated with recognized compensation cost will be recognized as income tax expense unless there are excess tax benefits from previous awards remaining in additional paid-in capital to which it can be offset.

                            DSA FINANCIAL CORPORATION

                             June 30, 2005 and 2004


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

        16.     EFFECTS OF RECENT ACCOUNTING PRONOUNCEMENTS (continued)

        Compensation cost is required to be recognized in the first annual period that begins after December 15, 2005, or July 1, 2006 as to the Corporation. The Corporation currently has no stock option plans or other instruments that are subject to the provisions of SFAS No. 123(R). However, management will submit a stock option plan to shareholders for a vote at the annual meeting in November 2005. If the plan is ratified by the shareholders, the Corporation will be required to expense stock option grants under the plan pursuant to SFAS No. 123(R).

NOTE B - INVESTMENT AND MORTGAGE-BACKED SECURITIES

        The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair value of investment securities at June 30, 2005 and 2004 are shown below:

                                                                             2005
                                                                      GROSS          GROSS    ESTIMATED
                                                    AMORTIZED    UNREALIZED     UNREALIZED         FAIR
                                                         COST         GAINS         LOSSES        VALUE
                                                                       (In thousands)
        AVAILABLE FOR SALE:
          U.S. Government agency obligations           $3,494          $  5          $  47       $3,452
          Corporate equity securities                      44           155              -          199
          Municipal obligations                           404             3              -          407
          Asset management fund                           500             -              8          492
                                                       ------          ----          -----       ------

             Total investment securities
                  available for sale                   $4,442          $163          $  55       $4,550
                                                       ======          ====          =====       ======


                                                                             2004
                                                                      GROSS          GROSS    ESTIMATED
                                                    AMORTIZED    UNREALIZED     UNREALIZED         FAIR
                                                         COST         GAINS         LOSSES        VALUE
                                                                       (In thousands)
        AVAILABLE FOR SALE:
          U.S. Government agency obligations           $5,500          $  3           $134       $5,369
          Municipal obligations                           414             -             10          404
          Asset management fund                         1,000             -             10          990
                                                       ------          ----           ----       ------

             Total investment securities
               available for sale                      $6,914          $  3           $154       $6,763
                                                       ======          ====           ====       ======

                            DSA FINANCIAL CORPORATION

                             June 30, 2005 and 2004


NOTE B - INVESTMENT AND MORTGAGE-BACKED SECURITIES (continued)

        The amortized cost and estimated fair value of investment securities, excluding corporate equity securities and the asset management fund, at June 30, 2005, by term to maturity are shown below.

                                                                      ESTIMATED
                                                       AMORTIZED           FAIR
                                                            COST          VALUE
                                                              (In thousands)
        AVAILABLE FOR SALE
          Due in one year or less                         $   10         $   10
          Due in one to five years                         1,541          1,522
          Due in five years or more                        2,347          2,327
                                                          ------         ------

                                                          $3,898         $3,859
                                                          ======         ======

        Proceeds from sales of investment securities totaled $498,000 during the fiscal year ended June 30, 2005, resulting in gross realized losses of $2,000. Proceeds from sales of investment securities totaled $14.9 million during the fiscal year ended June 30, 2004, resulting in gross realized gains of $24,000 and gross realized losses of $45,000 on such sales.

        The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair value of mortgage-backed securities at June 30, 2005 and 2004 are shown below:

                                                                                 2005
                                                                          GROSS         GROSS   ESTIMATED
                                                         AMORTIZED   UNREALIZED    UNREALIZED        FAIR
                                                              COST        GAINS        LOSSES       VALUE
                                                                           (In thousands)
        AVAILABLE FOR SALE:
          Federal Home Loan Mortgage
            Corporation participation certificates            $183        $   -         $   2        $181
          Federal National Mortgage
            Association participation certificates             669            -            15         654
                                                              ----        -----         -----        ----

             Total mortgage-backed securities
               available for sale                             $852        $   -         $  17        $835
                                                              ====        =====         =====        ====


                                                                                 2004
                                                                          GROSS         GROSS   ESTIMATED
                                                         AMORTIZED   UNREALIZED    UNREALIZED        FAIR
                                                              COST        GAINS        LOSSES       VALUE
                                                                           (In thousands)
        AVAILABLE FOR SALE:
          Federal Home Loan Mortgage
            Corporation participation certificates          $  390        $   3         $   -      $  393
          Federal National Mortgage
            Association participation certificates           1,134            2            45       1,091
                                                            ------        -----         -----      ------

             Total mortgage-backed securities
               available for sale                           $1,524        $   5         $  45      $1,484
                                                            ======        =====         =====      ======

                            DSA FINANCIAL CORPORATION

                             June 30, 2005 and 2004


NOTE B - INVESTMENT AND MORTGAGE-BACKED SECURITIES (continued)

        The amortized cost of mortgage-backed securities designated as available for sale, by contractual terms to maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.

                                                             2005         2004
                                                              (In thousands)

        Due within one year                                $  129       $  128
        Due in one to five years                              277          458
        Due in five to ten years                               90          228
        Due in ten to twenty years                            246          573
        Due after twenty years                                110          137
                                                           ------       ------

                                                           $  852       $1,524
                                                           ======       ======

        The tables below indicate the length of time individual securities have been in a continuous unrealized loss position at June 30, 2005 and 2004:

                                                                         JUNE 30, 2005
                                    LESS THAN 12 MONTHS                12 MONTHS OR LONGER                      TOTAL
 DESCRIPTION OF               NUMBER OF    FAIR    UNREALIZED    NUMBER OF    FAIR    UNREALIZED    NUMBER OF    FAIR    UNREALIZED
   SECURITIES                INVESTMENTS   VALUE     LOSSES     INVESTMENTS   VALUE     LOSSES     INVESTMENTS   VALUE     LOSSES
                                                                    (Dollars in thousands)
 U.S. Government agency
   obligations                    -        $   -     $     -         2       $2,953     $    47          2       $2,953    $    47
 Mortgage-backed
   securities                     4          415           5         2          421          12          6          836         17
 Asset management fund            -            -           -         1          492           8          1          492          8
                                  -        -----     -------         -       ------     -------          -       ------    -------

 Total temporarily impaired
   securities                     4        $ 415     $     5         5       $3,866     $    67          9       $4,281    $    72
                                  =        =====     =======         =       ======     =======          =       ======    =======


                                                                          JUNE 30, 2004
                                    LESS THAN 12 MONTHS                12 MONTHS OR LONGER                      TOTAL
 DESCRIPTION OF               NUMBER OF    FAIR    UNREALIZED    NUMBER OF    FAIR    UNREALIZED    NUMBER OF    FAIR    UNREALIZED
   SECURITIES                INVESTMENTS   VALUE     LOSSES     INVESTMENTS   VALUE     LOSSES     INVESTMENTS   VALUE     LOSSES
                                                                    (Dollars in thousands)

 U.S. Government agency
   obligations                    3       $2,969     $    31         1       $1,897     $   103          4       $4,866    $   134
 Mortgage-backed
   securities                     1          602          44         1          169           1          2          771         45
 Municipal obligations            1          262          10         -            -           -          1          262         10
 Asset management fund            1          990          10         -            -           -          1          990         10
                                  -       ------     -------         -       ------     -------          -       ------    -------

 Total temporarily impaired
   securities                     6       $4,823     $    95         2       $2,066     $   104          8       $6,889    $   199
                                  =       ======     =======         =       ======     =======          =       ======    =======

        Management has the intent and ability to hold these securities for the foreseeable future. The decline in fair value is primarily due to an increase in market interest rates. The fair values are expected to recover as securities approach maturity dates.

                            DSA FINANCIAL CORPORATION

                             June 30, 2005 and 2004


NOTE C - LOANS RECEIVABLE

        The composition of the loan portfolio at June 30 is as follows:

                                                                   2005             2004
                                                                      (In thousands)
        Residential real estate
          One- to four-family                                  $ 41,006         $ 30,638
          Multi-family                                            3,168            2,811
          Construction                                            8,180            6,008
          Home equity and improvement                             6,412            4,435
        Nonresidential real estate and land                      20,542           17,335
        Mobile home loans                                           588              754
        Loans secured by deposit accounts                           122              124
        Other                                                       671              896
                                                               --------         --------
                                                                 80,689           63,001
        Other items:
          Deferred loan origination costs                            25               11
          Undisbursed portion of loans in process                (3,973)          (3,588)
          Allowance for loan losses                                (362)            (336)
                                                               --------         --------

                                                               $ 76,379         $ 59,088
                                                               ========         ========

        As depicted above, Dearborn's lending efforts have historically focused on one- to four-family and multi-family residential real estate loans, which comprise approximately $54.8 million, or 72%, of the total loan portfolio at June 30, 2005, and $40.3 million, or 68%, of the total loan portfolio at June 30, 2004. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided Dearborn with adequate collateral coverage in the event of default. Nevertheless, Dearborn, as with any lending institution, is subject to the risk that real estate values could deteriorate in its primary lending area of southeastern Indiana, thereby impairing collateral values. However, management is of the belief that residential real estate values in Dearborn's primary lending area are presently stable.

        In the normal course of business, Dearborn has made loans to its officers, directors and their related business interests. In the opinion of management, such loans are consistent with sound lending practices and are within applicable regulatory lending limitations. The aggregate dollar amount of loans outstanding to officers, directors and their related business interests totaled $2.6 million and $1.5 million at June 30, 2005 and 2004, respectively. During fiscal 2005, loans disbursed to officers and directors totaled $1.4 million and principal repayments totaled $300,000.

                            DSA FINANCIAL CORPORATION

                             June 30, 2005 and 2004


NOTE C - LOANS RECEIVABLE  (continued)

        The activity in the allowance for loan losses is summarized as follows for the years ended June 30:

                                                           2005            2004
                                                              (In thousands)

        Beginning balance                                  $336            $314
        Provision for losses on loans                        53              24
        Charge-offs of loans                                (27)             (3)
        Recoveries                                           -                1
                                                           ----            ----

        Ending balance                                     $362            $336
                                                           ====            ====

        At June 30, 2005, Dearborn's allowance for loan losses consisted solely of a general allowance, which is includible as a component of regulatory risk-based capital.

        Nonperforming loans totaled $77,000 and $589,000 at June 30, 2005 and 2004, respectively. Interest income that would have been recognized had such nonperforming loans been performing in accordance with their contractual terms totaled $4,000 and $12,000 for the fiscal years ended June 30, 2005 and 2004, respectively.

NOTE D - OFFICE PREMISES AND EQUIPMENT

        Office premises and equipment at June 30 are summarized as follows:

                                                           2005           2004
                                                              (In thousands)

        Land                                             $1,300         $  776
        Buildings and improvements                          815            812
        Furniture and equipment                             379            383
        Automobiles                                          59             59
                                                         ------         ------
                                                          2,553          2,030
          Less accumulated depreciation
             and amortization                               918            837
                                                         ------         ------

                                                         $1,635         $1,193
                                                         ======         ======

        During fiscal 2005, Dearborn purchased a parcel of real estate at a cost of $525,000, which adjoins the parcel the Association purchased in fiscal 2004 for $600,000. Management intends to construct a banking office on the site. The existing buildings on both sites will be razed and construction is expected to begin during fiscal 2006.

                            DSA FINANCIAL CORPORATION

                             June 30, 2005 and 2004


NOTE E - DEPOSITS

        Deposits consist of the following major classifications at June 30:

                                           WEIGHTED-AVERAGE RATE AT
                                                   JUNE 30,                    2005                   2004
        DEPOSIT TYPE                          2005         2004        AMOUNT      %        AMOUNT      %
                                                                               (Dollars in thousands)
        Passbook accounts                     1.78%        0.91%       $17,094    25.6%    $25,774     37.8%
        Money market accounts                 0.93%        0.77%         3,304     4.9       3,913      5.7
        NOW accounts                          0.40%        0.38%         6,090     9.1       5,248      7.7
                                                                       -------   -----     -------    -----

             Total transaction accounts                                 26,488    39.6      34,935     51.2

        Certificates of deposit
         Less than 2.00%                                                 6,590     9.9      13,903     20.4
         2.00 - 4.00%                                                   29,802    44.6      17,825     26.1
         Greater than 4.00%                                              4,011     6.0       1,540      2.3
                                                                       -------   -----     -------    -----

             Total certificates of deposit    3.03%       2.46%        40,403     60.4      33,268     48.8

             Total deposits                                           $66,891    100.0%    $68,203    100.0%
                                                                      =======    =====     =======    =====

        The Association had certificate of deposit accounts with balances greater than $100,000 totaling $13.6 million and $8.5 million at June 30, 2005 and 2004, respectively.

        Interest expense on deposits for the fiscal years ended June 30 is summarized as follows:

                                                             2005           2004
                                                               (In thousands)

        Passbook accounts                                  $  266         $  249
        NOW and money market accounts                          59             77
        Certificates of deposit                               867            989
                                                           ------         ------

                                                           $1,192         $1,315
                                                           ======         ======

        Maturities of outstanding certificates of deposit at June 30 are summarized as follows:

        MATURING IN FISCAL YEAR ENDED JUNE 30,             2005             2004
                                                              (In thousands)

                       2005                             $     -          $23,144
                       2006                              27,660            6,182
                       2007                               8,894            1,701
                       2008                               2,449            2,095
                       2009                               1,163               37
                2010 and thereafter                         237              109
                                                        -------          -------

                                                        $40,403          $33,268
                                                        =======          =======

                            DSA FINANCIAL CORPORATION

                             June 30, 2005 and 2004


NOTE F - BORROWINGS FROM THE FEDERAL HOME LOAN BANK

        Advances from the Federal Home Loan Bank of Indianapolis, collateralized at June 30, 2005 by pledges of certain residential mortgage loans totaling $12.4 million and Dearborn's investment in Federal Home Loan Bank stock are summarized as follows:

        INTEREST                          MATURING IN                       JUNE 30,
        RATE                              FISCAL YEAR ENDING          2005           2004
                                                                     (Dollars in thousands)

        2.15%                                    2005               $    -         $2,000
        3.39%                                    2006                1,000              -
        4.13%                                    2007                2,000              -
        4.31%                                    2008                1,000              -
        5.99%                                    2010                1,000          1,000
        4.50% - 5.48%                            2011                2,000          2,000
                                                                     -----          -----

                                                                    $7,000         $5,000

        Weighted-average interest rate                                4.56%          4.05%
                                                                      ====           ====

        All advances have fixed rates of interest. The advances scheduled to mature in 2010 and 2011 are subject to call by the Federal Home Loan Bank on each annual anniversary of the borrowing date.

        In addition to these advances, Dearborn has a line of credit with the Federal Home Loan Bank. At June 30, 2005 and 2004, Dearborn did not have a balance outstanding on the line of credit.

NOTE G - INCOME TAXES

        The provision for income taxes on earnings differs from that computed at the statutory corporate rate for the fiscal years ended June 30 as follows:

                                                                   2005           2004
                                                                     (In thousands)
        Federal income taxes computed
          at the 34% statutory rate                                $415           $410
        Increase (decrease) in taxes resulting from:
          Tax-exempt interest                                        (6)            (4)
          Increase in cash surrender value of life insurance        (24)           (27)
          Provision for state income taxes                          109            107
          Other                                                       6              2
                                                                    ---            ---

        Income tax provision per consolidated
          financial statements                                     $500           $488
                                                                    ===            ===

                            DSA FINANCIAL CORPORATION

                             June 30, 2005 and 2004


NOTE G - INCOME TAXES (continued)

        The composition of DSA Financial's net deferred tax asset at June 30 is as follows:

                                                                                  2005           2004
                                                                                     (In thousands)
        TAXES (PAYABLE) REFUNDABLE ON TEMPORARY
        DIFFERENCES AT STATUTORY RATE:
          Deferred tax assets:
            Deferred compensation                                                 $334           $313
            General loan loss allowance                                            154            143
            Stock benefit plan                                                      32             32
            Unrealized losses on securities designated as available for sale         -             65
                                                                                   ---            ---
                      Deferred tax assets                                          520            553

          Deferred tax liabilities:
            Accrual versus cash basis of accounting                                (54)           (92)
            Book/tax depreciation differences                                      (45)           (17)
            Capitalized mortgage servicing rights                                 (120)          (122)
            Deferred loan origination costs                                        (74)           (58)
            FHLB stock dividends                                                   (48)             -
            Unrealized gains on securities designated as available for sale        (38)             -
                                                                                   ---            ---
                      Deferred tax liabilities                                    (379)          (289)
                                                                                   ---            ---

                      Net deferred tax asset                                      $141           $264
                                                                                   ===            ===

        Prior to 1997, Dearborn was allowed a special bad debt deduction based on a percentage of earnings, generally limited to 8% of otherwise taxable income and subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. This percentage of earnings bad debt deduction had accumulated to approximately $1.2 million as of June 30, 2005. If the amounts that qualified as deductions for federal income tax purposes are later used for purposes other than for bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. The amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction is approximately $390,000 at June 30, 2005.

NOTE H - COMMITMENTS

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

                            DSA FINANCIAL CORPORATION

                             June 30, 2005 and 2004


NOTE H - COMMITMENTS (continued)

        At June 30, 2005, Dearborn had outstanding commitments of approximately $8.9 million to originate fixed-rate residential and nonresidential loans. Dearborn was also obligated under unused lines of credit totaling $5.1 million. In the opinion of management, outstanding loan commitments equaled or exceeded prevalent market interest rates as of June 30, 2005, such loans were underwritten in accordance with normal underwriting policies, and all commitments will be funded via cash flow from operations and existing excess liquidity. Fees received in connection with these commitments have not been recognized in earnings. Additionally, Dearborn had commitments of $3.2 million to sell participating interests in loans to other financial institutions as of June 30, 2005.

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

                            DSA FINANCIAL CORPORATION

                             June 30, 2005 and 2004


NOTE I - REGULATORY CAPITAL (continued)

        As of June 30, 2005 and 2004, management believes that Dearborn met all capital adequacy requirements to which it was subject.

                                                        AS OF JUNE 30, 2005
                                                                                          TO BE "WELL-
                                                                                      CAPITALIZED" UNDER
                                                             FOR CAPITAL               PROMPT CORRECTIVE
                                     ACTUAL               ADEQUACY PURPOSES            ACTION PROVISIONS
                                ----------------          -----------------            -----------------
                                 AMOUNT    RATIO           AMOUNT    RATIO             AMOUNT     RATIO
                                                       (Dollars in thousands)
        Tangible capital        $13,222    14.3%          =>$1,385   =>1.5%           =>$4,618   => 5.0%

        Core capital            $13,222    14.3%          =>$3,694   =>4.0%           =>$5,541   => 6.0%

        Risk-based capital      $13,584    22.4%          =>$4,851   =>8.0%           =>$6,064   =>10.0%


                                                        AS OF JUNE 30, 2004
                                                                                          TO BE "WELL-
                                                                                      CAPITALIZED" UNDER
                                                             FOR CAPITAL               PROMPT CORRECTIVE
                                     ACTUAL               ADEQUACY PURPOSES            ACTION PROVISIONS
                                ----------------          -----------------            -----------------
                                 AMOUNT    RATIO           AMOUNT    RATIO             AMOUNT     RATIO
                                                       (Dollars in thousands)

        Tangible capital         $9,358    11.2%          =>$1,256   =>1.5%           =>$4,188   => 5.0%

        Core capital             $9,358    11.2%          =>$3,350   =>4.0%           =>$5,026   => 6.0%

        Risk-based capital       $9,694    19.0%          =>$4,087   =>8.0%           =>$5,109   =>10.0%

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

                            DSA FINANCIAL CORPORATION

                             June 30, 2005 and 2004


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

        In the event of a complete liquidation (and only in such event), each eligible member of Dearborn's depositors will be entitled to receive a liquidation distribution from the liquidation account in the amount of the then current adjusted balance of deposit accounts held, before any liquidation distribution may be made with respect to common stock. Except for the repurchase of stock and payment of dividends by the Association, the existence of the liquidation account will not restrict the use or application of such retained earnings.

        The Association may not declare, pay a cash dividend on, or repurchase any or its common stock, if the effect thereof would cause retained earnings to be reduced below either the amount required for the liquidation account or the regulatory capital requirements of SAIF insured institutions.

                            DSA FINANCIAL CORPORATION

                             June 30, 2005 and 2004


NOTE K - DSA FINANCIAL CORPORATION CONDENSED FINANCIAL STATEMENTS

        The following condensed financial statements summarize the financial position of DSA Financial Corporation as of June 30, 2005 and 2004, and the results of its operations and its cash flows for the fiscal years ended June 30, 2005 and 2004.

                                                   DSA FINANCIAL CORPORATION
                                               STATEMENTS OF FINANCIAL CONDITION
                                                    June 30, 2005 and 2004
                                                        (In thousands)
        ASSETS                                                                               2005             2004
        Interest-bearing deposits in Dearborn Savings Association                         $ 3,223           $   14
        Certificates of deposit in other financial institutions                                31                -
        Investment securities designated as available for sale - at market                    199                -
        Loans receivable from ESOP                                                            612                -
        Investment in Dearborn Savings Association                                         13,214            9,260
        Prepaid income taxes                                                                   21                -
        Deferred income taxes                                                                   -               21
        Prepaid expense and other assets                                                        -                5
                                                                                           ------            -----

              Total assets                                                                $17,300           $9,300
                                                                                           ======            =====

        LIABILITIES AND STOCKHOLDERS' EQUITY

        Accrued expenses and other liabilities                                            $    22           $   19
        Accrued income taxes                                                                    -               22
        Deferred income taxes                                                                  45                -
                                                                                           ------            -----

              Total liabilities                                                                67               41

        Stockholders' equity
          Common stock and additional paid-in capital                                      10,300            2,273
          Retained earnings                                                                 7,660            7,337
          Shares acquired by stock benefit plans                                             (780)            (225)
          Unrealized gains (losses) on securities designated
            as available for sale, net of tax effects                                          53             (126)
                                                                                           ------            -----
              Total stockholders' equity                                                   17,233            9,259
                                                                                           ------            -----

              Total liabilities and stockholders' equity                                  $17,300           $9,300
                                                                                           ======            =====


                                                   DSA FINANCIAL CORPORATION
                                                    STATEMENTS OF EARNINGS
                                              Years ended June 30, 2005 and 2004
                                                        (In thousands)

                                                                                             2005             2004
        Revenue
          Interest income                                                                    $ 40             $  -
          Equity in earnings of Dearborn Savings Association                                  894              882
                                                                                              ---              ---
              Total revenue                                                                   934              882

        General and administrative expenses                                                   129               62
                                                                                              ---              ---

        Earnings before income tax credits                                                    805              820

        Income tax credits                                                                    (31)              (5)
                                                                                              ---              ---

              NET EARNINGS                                                                   $836             $825
                                                                                              ===              ===

                            DSA FINANCIAL CORPORATION

                             June 30, 2005 and 2004


NOTE K - DSA FINANCIAL CORPORATION CONDENSED FINANCIAL STATEMENTS (continued)

                                                   DSA FINANCIAL CORPORATION
                                                   STATEMENTS OF CASH FLOWS
                                              Years ended June 30, 2005 and 2004
                                                        (In thousands)
                                                                                             2005             2004
        Cash flows from operating activities:
          Net earnings for the year                                                        $  836             $825
          Equity in undistributed earnings of Dearborn Savings Association                   (894)            (552)
          Amortization expense of stock benefit plans                                          64               56
          Increase (decrease) in cash due to changes in:
            Prepaid expenses and other assets                                                   5               (5)
            Prepaid income taxes                                                              (43)              14
            Deferred income taxes                                                               -              (14)
            Other liabilities                                                                   3                -
                                                                                            -----              ---
              Net cash provided by (used in) operating activities                             (29)             324

        Cash flows from investing activities:
          Purchase of investment in Dearborn Savings Association                           (2,902)               -
          Disbursement of loan to ESOP                                                       (679)               -
          Principal repayments on loan to ESOP                                                 67                -
                                                                                            -----              ---
              Net cash used in investing activities                                        (3,514)               -

        Cash flows from financing activities:
          Proceeds from issuance of common stock                                            7,265                -
          Dividends paid                                                                     (513)            (364)
                                                                                            -----              ---
              Net cash provided by (used in) financing activities                           6,752             (364)
                                                                                            -----              ---

        Net increase (decrease) in cash and cash equivalents                                3,209              (40)

        Cash and cash equivalents at beginning of year                                         14               54
                                                                                            -----              ---

        Cash and cash equivalents at end of year                                           $3,223            $  14
                                                                                            =====             ====