Form 10KSB, Exhibit 13
period 2006-06-30
DSA FINANCIAL CORP
filed 2006-09-28
CIK 1282852

                                                                      EXHIBIT 13






                       2006 ANNUAL REPORT TO STOCKHOLDERS

                            DSA FINANCIAL CORPORATION

                                                TABLE OF CONTENTS


                                                                                                            Page

Message to Our Stockholders.............................................................................       1

Selected Consolidated Financial Information and Other Data..............................................       2

Management's Discussion and Analysis of Financial Condition and Results of Operations...................       4

Common Stock and Related Matters........................................................................      15

Report of Independent Registered Public Accounting Firm.................................................      17

Consolidated Statements of Financial Condition..........................................................      18

Consolidated Statements of Earnings.....................................................................      19

Consolidated Statements of Comprehensive Income.........................................................      20

Consolidated Statements of Stockholders' Equity.........................................................      21

Consolidated Statements of Cash Flows...................................................................      22

Notes to Consolidated Financial Statements..............................................................      24

Stockholder Information.................................................................................      46

                            DSA FINANCIAL CORPORATION



Dear Stockholder,

         It is with great pleasure that we present DSA Financial Corporation's 2006 Annual Report to Stockholders covering the fiscal year ended June 30, 2006.

         The fiscal year ended June 30, 2006 was exceptional, as DSA Financial Corporation, the stock holding company parent of Dearborn Savings Association, achieved record earnings of $873,000, or $0.55 per diluted share. The increase in net earnings was due primarily to an increase in other income of $160,000, which was partially offset by a $36,000 increase in provision for losses on loans, and an $83,000 increase in general, administrative and other expenses.

         The operating environment during the fiscal year ended June 30, 2006 was characterized by continued increases in short-term interest rates. Despite continued upward pressure on deposit rates, the Company maintained an average net interest rate spread of 3.01% for the fiscal year ended June 30, 2006, as compared to 3.55% for the fiscal year ended June 30, 2005.

         During fiscal 2006, DSA Financial was able to increase its loan portfolio by $12.1 million, or 15.8%, from $76.4 million to $88.5 million. For the fiscal year ended June 30, 2006, total assets increased by $10.5 million.

         DSA Financial Corporation has now completed its second year as a full stock ownership company, after its second-step stock offering on July 28, 2004. Due to the Company's excellent results for the fiscal year ended June 30, 2006, the Board of Directors approved a special dividend of $0.095 on July 13, 2006, with a record date of July 28, 2006, which was paid on August 11, 2006, in addition to our regular dividend.

         We are excited to inform you that Dearborn Savings Association is building a new main office facility expected to open during November 2006. We are confident that this new office, located at the intersection of US Route 50 and Indiana Route 48 in Lawrenceburg, will enable us to better service our customers' needs. Please join us in celebrating our soon to be announced grand opening.

         The Company will remain focused on providing outstanding service to customers, while building the value of our stockholders' investment. On behalf of the Officers, Directors, and Staff we thank you deeply for your continued confidence and support.

Sincerely,


/s/ Edward Fischer

Edward Fischer
President and
Chief Executive Officer

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


                                                                AT JUNE 30,
SELECTED CONSOLIDATED FINANCIAL CONDITION DATA:           2006              2005
                                                              (In thousands)

Total assets                                            $103,074          $ 92,529
Loans, net                                                88,477            76,379
Investment securities available for sale                   4,385             4,550
Mortgage-backed securities available for sale                423               835
Deposits                                                  76,412            66,891
Borrowings                                                 8,000             7,000
Stockholders' equity                                      17,245            17,233


                                                         FOR THE YEAR ENDED JUNE 30,
SELECTED CONSOLIDATED OPERATING DATA:                     2006                2005
                                                              (In thousands)
Interest and dividend income                            $  5,541          $  4,520
Interest expense                                           2,453             1,425
                                                        --------          --------
Net interest income                                        3,088             3,095

Provision for losses on loans                                 89                53
                                                        --------          --------
Net interest income after provision for losses on loans    2,999             3,042

Other income                                                 522               362
General, administrative and other expense                  2,151             2,068
                                                        --------          --------
Earnings before income taxes                               1,370             1,336

Income taxes                                                 497               500
                                                        --------          --------

Net earnings                                            $    873          $    836
                                                        ========          ========

                                                                                           AT OR FOR THE YEAR
                                                                                             ENDED JUNE 30,
SELECTED FINANCIAL RATIOS AND OTHER DATA:                                                   2006         2005

PERFORMANCE RATIOS:
Return on assets (ratio of net earnings to average total assets)                            0.90%        0.98%
Return on equity (ratio of net earnings to average equity)                                  5.32         5.25
Average interest rate spread (1)                                                            3.01         3.55
Net interest margin (2)                                                                     3.42         3.89
Efficiency ratio (3)                                                                       59.58        59.82
Non-interest expense to average total assets                                                2.21         2.43
Average interest-earning assets to average interest-bearing liabilities                   115.06       118.67

PER SHARE AND RELATED DATA:
Basic earnings per share                                                                 $  0.55      $  0.53
Diluted earnings per share                                                                  0.55         0.53
Dividends per share (4)                                                                     0.52         0.31
Book value per share (5)                                                                   10.22        10.48
Dividend payout ratio (6)                                                                  94.55%       58.49%

ASSET QUALITY RATIOS:
Non-performing assets to total assets                                                       0.31%        0.18%
Non-performing loans to total loans                                                         0.35         0.10
Allowance for loan losses to non-performing loans                                         136.84       470.13
Allowance for loan losses to total loans                                                    0.47         0.45

CAPITAL RATIOS:
Equity to total assets at end of period                                                    16.73%       18.62%
Average equity to average assets                                                           16.87        18.69
Risk-based capital ratio                                                                   20.40        22.40

OTHER DATA:
Number of full service offices                                                              2            2

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

(5) Book value per share is based on total stockholders' equity and 1,686,662 and 1,644,242 outstanding shares of common stock at June 30, 2006 and 2005, respectively.

(6) The dividend payout ratio represents dividends per share divided by basic earnings per share.

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

OVERVIEW OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Dearborn Savings Association is a full-service, community-oriented savings association whose primary lending activity is the origination of loans secured by real estate, and, specifically, one- to four-family residential real estate. As of June 30, 2006, $91.8 million, or 98.7%, of our total loan portfolio consisted of loans secured by real estate. As of that date, $54.6 million, or 58.7% of our total loan portfolio consisted of one- to four-family residential real estate loans. We intend to continue to increase our focus on originating non-residential real estate and land loans, which generally are originated with higher interest rates compared to one- to four-family residential real estate loans. In addition, most of these loans are originated with adjustable interest rates, which assists us in managing interest rate risk.

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

Net earnings increased $37,000, or 4.4%, to $873,000 for the year ended June 30, 2006, from $836,000 for the year ended June 30, 2005. An increase in non-interest income was partially offset by an increase in provision for loan losses and an increase in general, administrative and other expense.

During the last twelve months, we elected to keep in our portfolio substantially all of our fixed-rate, one- to four-family residential real estate loans. As a result, our one- to four-family residential loan portfolio grew by $7.2 million, or 15.2%, to $54.6 million at June 30, 2006 from $47.4 million at June 30, 2005. Funding was provided by savings inflows, matured and/or called investments and additional Federal Home Loan Bank borrowings.

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

We actively evaluate interest rate risk in connection with our lending, investing and deposit-taking activities. Generally, our loans, which represent the significant majority of our assets, have longer terms to maturity than our deposits, which represent the significant majority of our liabilities. As of June 30, 2006, $24.5 million, or 26.3% of our loan portfolio consisted of loans that will mature or reprice during the year ended June 30, 2007. In contrast, as of June 30, 2006, $67.5 million, or 88.3% of our deposits as of that date, consisted of deposits that mature in less than one year.

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

The tables below set forth, as of June 30, 2006 and 2005, the estimated changes in our NPV that would result from the designated instantaneous changes in the U.S. Treasury yield curve. Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions including relative levels of market interest rates, loan prepayments and deposit decay, and should not be relied upon as indicative of actual results.

                                                        JUNE 30, 2006
                                                                                       NPV AS A PERCENTAGE OF
                                                                                     PRESENT VALUE OF ASSETS (3)
                                            ESTIMATED INCREASE (DECREASE)           -----------------------------
     CHANGE IN                                         IN NPV                                           INCREASE
  INTEREST RATES         ESTIMATED       ---------------------------------             NPV             (DECREASE)
(BASIS POINTS) (1)        NPV (2)            AMOUNT             PERCENT             RATIO (4)        (BASIS POINTS)
                                                 (Dollars in thousands)

      +300                $10,293           $(5,613)              (35)%               10.54%              (472)
      +200                 12,207            (3,699)              (23)                12.23               (303)
      +100                 14,108            (1,798)              (11)                13.82               (144)
        -                  15,906                -                 -                  15.26                 -
      -100                 17,355             1,449                 9                 16.35                109
      -200                 18,202             2,296                14                 16.94                168


                                                        JUNE 30, 2005

                                                                                       NPV AS A PERCENTAGE OF
                                                                                     PRESENT VALUE OF ASSETS (3)
                                            ESTIMATED INCREASE (DECREASE)           -----------------------------
     CHANGE IN                                         IN NPV                                           INCREASE
  INTEREST RATES         ESTIMATED       ---------------------------------             NPV             (DECREASE)
(BASIS POINTS) (1)        NPV (2)            AMOUNT             PERCENT             RATIO (4)        (BASIS POINTS)
                                                 (Dollars in thousands)

      +300                $12,766           $(3,963)              (24)%               14.03%              (341)
      +200                 14,279            (2,450)              (15)                15.39               (205)
      +100                 15,671            (1,058)               (6)                16.58                (86)
        -                  16,729                -                 -                  17.44                 -
      -100                 17,017               288                 2                 17.61                 17
      -200                 16,998               269                 2                 17.50                  6

---------------------

(1) Assumes an instantaneous uniform change in interest rates at all maturities.
(2) NPV is the discounted present value of expected cash flows from assets, liabilities and off-balance sheet contracts.
(3) Present value of assets represents the discounted present value of incoming cash flows on interest-earning assets.
(4)  NPV Ratio represents NPV divided by the present value of assets.

The table set forth above indicates that at June 30, 2006, in the event of an immediate 200 basis point decrease in interest rates, we would be expected to experience a 14% increase in NPV and a 168 basis point increase in NPV ratio. In the event of an immediate 200 basis point increase in interest rates, we would be expected to experience a 23% decrease in NPV and a 303 basis point decrease in NPV ratio.

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

                                                                        YEAR ENDED JUNE 30,
                                                              2006                                2005
                                                  AVERAGE      INTEREST                  AVERAGE    INTEREST
                                                OUTSTANDING     EARNED/       YIELD/   OUTSTANDING    EARNED/     YIELD/
                                                  BALANCE        PAID          RATE      BALANCE       PAID        RATE
                                                                       (Dollars in thousands)
INTEREST-EARNING ASSETS:
  Loans                                            $82,456      $ 5,229         6.34%    $67,738     $ 4,159        6.14%
  Mortgage-backed securities                           631           23         3.65       1,178          40        3.40
  Investment securities                              4,453          157         3.53       5,389         184        3.41
  Interest-bearing deposits and other                2,883          132         4.58       5,360         137        2.56
                                                   -------      -------                  -------     -------
    Total interest-earning assets                   90,423        5,541         6.13      79,665       4,520        5.67

  Non-interest-earning assets                        6,951                                 5,584
                                                   -------                               -------

    Total assets                                   $97,374                               $85,249
                                                   =======                               =======

INTEREST-BEARING LIABILITIES:
  Savings deposits                                 $15,005          301           2.01   $18,717         265          1.42
  Money market/NOW deposits                          9,045           66           0.73     8,948          59          0.66
  Certificates of deposit                           47,381        1,748           3.69    34,084         868          2.55
                                                   -------      -------                  -------     -------
    Total deposits                                  71,431        2,115           2.96    61,749       1,192          1.93
  FHLB advances                                      7,159          338           4.72     5,380         233          4.33
                                                   -------      -------                  -------     -------
    Total interest-bearing liabilities              78,590        2,453           3.12    67,129       1,425          2.12
                                                                                ------               -------          ----

  Non-interest-bearing liabilities                   2,359                                 2,189
                                                   -------                               -------

    Total liabilities                               80,949                                69,318

  Stockholders' equity                              16,425                                15,931
                                                   -------                               -------

    Total liabilities and stockholders' equity     $97,374                               $85,249
                                                   =======                               =======

Net interest income                                             $ 3,088                              $ 3,095
                                                                =======                              =======

Net interest rate spread (1)                                                      3.01%                               3.55%
                                                                                ======                              ======

Net interest-earning assets (2)                    $11,833                               $12,536
                                                   =======                               =======

Net interest margin (3)                                                           3.42%                               3.89%
                                                                                ======                              ======

Average interest-earning assets to
  interest-bearing liabilities                                                  115.06%                             118.67%
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

                                                  YEAR ENDED JUNE 30,
                                                     2006 VS. 2005

                                                 INCREASE
                                                (DECREASE)
                                                  DUE TO
                                           VOLUME          RATE        TOTAL
                                                    (In thousands)
INTEREST-EARNINGS ASSETS:
  Loans                                   $   930      $   140      $ 1,070
  Investment securities                       (33)           4          (29)
  Mortgage-backed securities                  (20)           3          (17)
  Interest-bearing deposits and other         (80)          77           (3)
                                          -------      -------      -------

     Total interest-earnings assets           797          224        1,021

INTEREST-BEARING LIABILITIES:
  Passbook accounts                           (60)          96           36
  Money market/NOW accounts                   -              7            7
  Certificates of deposit                     410          470          880
                                          -------      -------      -------
     Total deposits                           350          573          923

FHLB Advances                                  83           22          105
                                          -------      -------      -------

Total interest-bearing liabilities            433          595        1,028
                                          -------      -------      -------

     Change in net interest income        $   364      $  (371)     $    (7)
                                          =======      =======      =======


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

COMPARISON OF FINANCIAL CONDITION AT JUNE 30, 2006 AND JUNE 30, 2005

ASSETS. Total assets increased $10.5 million, or 11.4%, to $103.1 million at June 30, 2006 from June 30, 2005. The increase in assets reflects a $12.1 million increase in loans, net to $88.5 million at June 30, 2006 from $76.4 million at June 30, 2005, an increase of $457,000 in office premises and equipment, net of depreciation to $2.1 million at June 30, 2006 from $1.6 million at June 30, 2005, and a $1.0 million increase in cash surrender value of life insurance to $2.8 million at June 30, 2006 from $1.9 million at June 30, 2005. These increases were partially offset by an $829,000 decrease in certificates of deposit in other financial institutions, a $517,000 decrease in interest-bearing deposits in other financial institutions, to $488,000 at June 30, 2006 from $1.0 million at June 30, 2005, and a decrease in mortgage-backed securities available for sale of $412,000, to $423,000 at June 30, 2006 from $835,000 at June 30, 2005. The increase in cash surrender value of life insurance reflects a $900,000 purchase of policies on certain directors of the Corporation. The decrease in certificates of deposit resulted primarily from maturities. The increase in loans, net reflects increases in several categories of mortgage loans. Significant increases occurred in the one- to four-family loan category, which increased $7.2 million or 17.6%, in multi-family loans, which increased $594,000, or 18.8% and in nonresidential real estate and land loans, which increased $5.6 million, or 27.1%. Since completing our stock offering, our primary focus has been to grow the loan portfolio by utilizing the capital raised, while continuing to diversify our product mix. Nonresidential real estate and land loans contribute to increased yield, as well as improve our interest rate risk, since these loans generally have variable rates. In order to fund mortgage loans, as well as the ongoing construction of our new headquarters, scheduled to open during the calendar fourth quarter of 2006, we decreased interest-bearing deposits in other financial institutions, decreased certificates of deposits in other financial institutions and utilized the proceeds from the repayments of mortgage-backed securities.

LIABILITIES. Total liabilities increased $10.5 million, or 14.0%, to $85.8 million at June 30, 2006 from $75.3 million at June 30, 2005. The increase in liabilities reflects a $1.0 million, or 14.3%, increase in borrowings (consisting solely of Federal Home Loan Bank of Indianapolis advances), to $8.0 million at June 30, 2006 from $7.0 million at June 30, 2005, and a $9.5 million, or 14.2%, increase in deposits to $76.4 million at June 30, 2006 from $66.9 million at June 30, 2005. The increase in deposits consisted of an increase of $14.0 million in certificates of deposit, partially offset by a decrease of $4.1 million in passbook accounts. The growth in certificates of deposit included $5.0 million of public funds, as well as growth related to the higher interest rates offered during the period.

STOCKHOLDERS' EQUITY. Stockholders' equity remained unchanged at $17.2 million at June 30, 2006 and June 30, 2005. A $163,000 increase in the unrealized losses of securities available for sale coupled with dividends paid of $851,000 were offset by net earnings of $873,000 and a decrease of $124,000 in shares acquired by stock benefit plans.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED JUNE 30, 2006 AND 2005

GENERAL. Net earnings increased $37,000, or 4.4%, to $873,000 for the year ended June 30, 2006, from $836,000 for the year ended June 30, 2005. The increase resulted primarily from a $160,000 increase in other income, partially offset by a $36,000 increase in provision for losses on loans and an increase of $83,000 in general, administrative and other expense. During the years ended June 30, 2006 and 2005, all significant elements of income or loss arose from our continuing operations.

INTEREST INCOME. Interest income increased $1.0 million, or 22.6%, to $5.5 million for the year ended June 30, 2006, from $4.5 million for the year ended June 30, 2005. The increase in interest income resulted primarily from a $1.1 million increase in interest income on loans, partially offset by a $17,000 decrease in interest income on mortgage-backed securities and a $22,000 decrease in interest income on investment securities.

Interest income on loans increased $1.1 million, or 25.7%, to $5.2 million for the year ended June 30, 2006, compared to the year ended June 30, 2005. The increase in interest income on loans reflects an increase of $14.8 million, or 21.9%, in the average balance of loans to $82.5 million from $67.7 million, and an increase in the average yield to 6.34% from 6.14%. The increase in average yield reflects the current interest rate environment which has seen a steady upward trend of mortgage rates due to the Federal Reserve's continued tightening of short-term market interest rates. The increase in the average balance of loans reflects our retaining substantially all real estate loan production in our portfolio.

Interest income on investment securities decreased $22,000, or 11.9%, to $162,000 for the year ended June 30, 2006 from $184,000 for the year ended June 30, 2005. The decrease in interest income on investment securities was due primarily to a $936,000 decrease in the average balance to $4.5 million for the year ended June 30, 2006 from $5.4 million for the year ended June 30, 2005, offset by an increase in the average yield to 3.53% from 3.41%. The increase in interest rates reflects the continued rise in short-term market interest rates and the decrease in the average balance resulted from calls of securities without subsequent reinvestment.

Interest income on mortgage-backed securities decreased $17,000, or 42.5%, to $23,000 for the year ended June 30, 2006 from $40,000 for the year ended June 30, 2005. The decrease was due primarily to a $547,000, or 46.4%, decrease in the average balance of mortgage-backed securities, partially offset by an increase in the average yield to 3.65% from 3.40%.

INTEREST EXPENSE. Interest expense increased $1.0 million, or 72.1%, to $2.5 million for the year ended June 30, 2006 compared to the year ended June 30, 2005. The increase in interest expense resulted from a $923,000 increase in interest expense on deposits, and a $105,000 increase in interest expense on borrowings.

Interest expense on deposits increased $923,000, or 77.4%, to $2.1 million for the year ended June 30, 2006, compared to the year ended June 30, 2005. The increase was due to an increase in the average rate paid on deposits to 2.96% from 1.93%, and a $9.7 million, or 15.7%, increase in the average balance of deposits. The average rate paid on certificates of deposit increased to 3.69% from 2.55%, the average rate paid on money market/NOW deposits increased to 0.73% from 0.66%, and the average rate paid on savings deposits increased to 2.01% from 1.42%. The rate paid on money market/NOW accounts has remained basically unchanged, reflecting management's decision to pay nearly a zero rate on regular checking accounts. The increase in the cost of deposits was due to the increase in interest rates in the overall economy during the period. The interest rates offered on deposits by Dearborn Savings were increased to match rates offered by competitors to maintain deposit share and fund loan growth.

Interest expense on borrowings (consisting solely of Federal Home Loan Bank of Indianapolis advances) increased $105,000 to $338,000 for the year ended June 30, 2006 from $233,000 for the year ended June 30, 2005. The increase was due to both a $1.8 million, or 33.1%, increase in the average balance of borrowings and an increase in the average cost of borrowings to 4.72% in fiscal 2006 from 4.33% in fiscal 2005.

NET INTEREST INCOME. Net interest income decreased $7,000, or 0.02%, to remain basically unchanged at $3.1 million for the years ended June 30, 2006 and June 30, 2005. Our interest rate spread decreased to 3.01% from 3.55% and our net interest margin decreased to 3.42% from 3.89%, while average net interest-earning assets decreased to $11.8 million for the year ended June 30, 2006 from $12.5 million for the year ended June 30, 2005.

PROVISION FOR LOSSES ON LOANS. We establish provisions for losses on loans, which are charged to operations, at a level necessary to absorb known and inherent losses that are both probable and reasonably estimable at the date of the financial statements. In evaluating the level of the allowance for loan losses, management considers historical loss experience, the types of loans and the amount of loans in the loan portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available or as future events change. Based on our evaluation of these factors, management made a provision of $89,000 for the year ended June 30, 2006 compared to a provision of $53,000 for the year ended June 30, 2005. We used the same methodology and generally similar assumptions in assessing the allowance for both years. The allowance for loan losses was $442,000, or 0.47% of gross loans outstanding at June 30, 2006, as compared with $362,000, or 0.45% of gross loans outstanding at June 30, 2005. The level of the allowance is based on estimates, and ultimate losses may vary from the estimates.

Determining the amount of the allowance for loan losses necessarily involves a high degree of judgment. Management reviews the level of the allowance on a quarterly basis, at a minimum, and establishes the provision for losses on loans based on the composition of the loan portfolio, delinquency levels, loss experience, economic conditions, and other factors related to the collectibility of the loan portfolio. The provision for the year ended June 30, 2006 was predicated primarily upon growth in the entire real estate loan portfolio.

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

OTHER INCOME. Other income increased $160,000, or 44.2%, to $522,000 for the year ended June 30, 2006 from $362,000 for the year ended June 30, 2005. The increase resulted primarily from a gain on the sale of an investment of $159,000 and a $29,000 increase in income received on the cash surrender value of life insurance, partially offset by a decrease of $13,000 in gain on sale of loans to $43,000 for the year ended June 30, 2006 from $56,000 for the year ended June 30, 2005 and a decrease of $23,000 in other income to $201,000 for the year ended June 30, 2006 from $224,000 for the year ended June 30, 2005. The gain on sale of investment securities resulted from our redemption of our investment in the common stock of another financial institution, as that entity was acquired during the current period in an all-cash transaction. Income received on the cash surrender value of life insurance was higher due to our purchase of $900,000 of additional coverage in August, 2005. We sold $2.8 million of loans during the year ended June 30, 2006 at less attractive pricing compared to $2.3 million of such sales during the year ended June 30, 2005. The decrease in other operating income was attributed primarily to unexpected income of $22,800 related to the conversion of a mutual life insurance company, of which we were a policy holder, to a public entity, offset by a $44,000 increase in the amortization of mortgage servicing rights.

GENERAL, ADMINISTRATIVE AND OTHER EXPENSE. General, administrative and other expense increased $83,000 or 4.0%, to $2.2 million for the year ended June 30, 2006 from $2.1 million for the year ended June 30, 2005. The increase resulted primarily from a $101,000, or 8.3%, increase in employee compensation and benefits expense to $1.3 million for the year ended June 30, 2006 from $1.2 million for the year ended June 30, 2005, partially offset by a decrease of $22,000 or 12.7%, in occupancy and equipment expense to $151,000 for the year ended June 30, 2006 from $173,000 for the year ended June 30, 2005. The increase in employee compensation and benefits resulted from normal merit increases and increases in benefit plan costs, including the directors deferred compensation plan, the employee SEP plan and the employee stock ownership plan (ESOP).

INCOME TAXES. The provision for income taxes was $497,000 for the year ended June 30, 2006 and $500,000 for the year ended June 30, 2005, reflecting effective tax rates of 36.3% and 37.4%, respectively. The income tax provision includes both federal and Indiana state taxes.


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

Compensation cost is required to be recognized in the first annual period that begins after December 15, 2005, or July 1, 2006 as to the Corporation. The Corporation has not granted options under its stock option plan. Future grants of stock options will require recognition of expense pursuant to the provisions of SFAS No. 123(R).

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets - an amendment of SFAS No. 140," to simplify the accounting for separately recognized servicing assets and servicing liabilities. Specifically, SFAS No. 156 amends SFAS No. 140 to require an entity to take the following steps:

     o Separately recognize financial assets as servicing assets or servicing liabilities, each time it undertakes an obligation to service a financial asset by entering into certain kinds of servicing contracts;
     o Initially measure all separately recognized servicing assets and liabilities at fair value, if practicable; and
     o Separately present servicing assets and liabilities subsequently measured at fair value in the statement of financial condition and additional disclosures for all separately recognized servicing assets and servicing liabilities.

Additionally, SFAS No. 156 permits, but does not require, an entity to choose either the amortization method or the fair value measurement method for measuring each class of separately recognized servicing assets and servicing liabilities. SFAS No. 156 also permits a servicer that uses derivative financial instruments to offset risks on servicing to use fair value measurement when reporting both the derivative financial instrument and related servicing asset or liability.

SFAS No. 156 applies to all separately recognized servicing assets and liabilities acquired or issued after the beginning of an entity's fiscal year that begins after September 15, 2006, or April 1, 2007 as to the Corporation, with earlier application permitted. The Corporation is currently evaluating SFAS No. 156, but does not expect it to have a material effect on the Corporation's financial condition or results of operations.


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

At June 30, 2006, our portfolio of available-for-sale securities had a fair market value of $4.8 million. Proceeds from the sale of loans in the secondary market totaled $2.8 million and $2.3 million for the years ended June 30, 2006 and 2005, respectively.

We obtain additional sources of funds through Federal Home Loan Bank advances, of which $8.0 million were outstanding at June 30, 2006. At June 30, 2006 we had the ability to borrow an additional $36.3 million under our credit facilities with the Federal Home Loan Bank of Indianapolis.

Our cash flows are derived from operating activities, investing activities and financing activities as reported in the "Consolidated Statements of Cash Flows" in our consolidated financial statements beginning on page 17 of this document. Our primary investing activities are the origination of one- to four-family residential and non-residential real estate and other loans, and the purchase of investment securities and mortgage-backed securities. During the years ended June 30, 2006 and 2005, our loan originations, including purchases totaled $38.5 million and $44.2 million, respectively. Purchases of securities available for sale totaled $150,000 and $492,000 for the years ended June 30, 2006 and 2005, respectively. These activities were funded primarily by principal repayments on loans and securities, proceeds from the sale of loans and advances borrowed from the Federal Home Loan Bank of Indianapolis. Deposit flows are generally affected by the level of market interest rates, the interest rates and other conditions on deposit products offered by our banking competitors, and other factors. The net increase in total deposits was $9.5 million for the year ended June 30, 2006 compared to a net decrease of $1.3 million for the year ended June 30, 2005.

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

The following table sets forth information regarding the Corporation's obligations and commitments to make future payments under contract as of June 30, 2006.

                                                                       PAYMENTS DUE BY PERIOD
                                                        LESS                                        MORE
                                                        THAN            1-3           3-5           THAN
                                                       1 YEAR          YEARS         YEARS         5 YEARS          TOTAL
                                                                                (In thousands)
Contractual obligations:
  Advances from the Federal Home Loan Bank             $ 4,000        $ 1,000        $ 3,000        $   -          $ 8,000
  Certificate of deposit maturities                     45,448          8,204            715              4         54,371

Amount of commitments and expiration per period
  Commitments to originate mortgage loans                1,996            -              -              -            1,996
  Home equity and commercial lines of credit             7,461            -              -              -            7,461
  Undisbursed loans in process                           4,197            -              -              -            4,197
                                                       -------        -------        -------        -------        -------

Total contractual obligations                          $63,102        $ 9,204        $ 3,715        $     4        $76,025
                                                       =======        =======        =======        =======        =======

We are committed to maintaining a strong liquidity position. We monitor our liquidity position on a daily basis. We anticipate that we will have sufficient funds to meet our current funding commitments. Based on our deposit retention experience and current pricing strategy, we anticipate that a significant portion of maturing time deposits will be retained.

As of June 30, 2006, management was not aware of any known trends, events or uncertainties that have or are reasonably likely to have a material impact on our liquidity. As of June 30, 2006, we had no material commitments for capital expenditures. For additional information, see Notes C and H of the Notes to our Consolidated Financial Statements.


                        COMMON STOCK AND RELATED MATTERS

DSA Financial Corporation's common stock is quoted on the Over-the-Counter Bulletin Board under the symbol "DSFN." As of September 25, 2006, DSA Financial Corporation had four registered market makers, 247 stockholders of record (excluding the number of persons or entities holding stock in street name through various brokerage firms), and 1,684,362 shares outstanding.

The following table sets forth market price and dividend information for shares of DSA Financial Corporation's common stock for the last two years.

YEAR ENDED
JUNE 30, 2006            HIGH             LOW            CASH DIVIDENDS DECLARED

Fourth quarter           $13.10          $11.50                    $.1050
Third quarter             13.00           10.75                     .1050
Second quarter            11.80           10.50                     .1050
First quarter             15.00           11.10                     .2000

YEAR ENDED
JUNE 30, 2005            HIGH             LOW            CASH DIVIDENDS DECLARED

Fourth quarter           $15.00           $9.75                    $.1050
Third quarter             11.00            9.90                     .1035
Second quarter            11.50            9.67                     .1035
First quarter             10.00            9.30                        -

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

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Board of Directors
DSA Financial Corporation

We have audited the accompanying consolidated statements of financial condition of DSA Financial Corporation as of June 30, 2006 and 2005, and the related consolidated statements of earnings, comprehensive income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of DSA Financial Corporation as of June 30, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.


/s/ GRANT THORNTON LLP


Cincinnati, Ohio
September 8, 2006

                                                DSA FINANCIAL CORPORATION

                                     CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                                 June 30, 2006 and 2005
                                            (In thousands, except share data)


         ASSETS                                                                                2006             2005
Cash and due from banks                                                                     $   1,920         $   3,038
Interest-bearing deposits in other financial institutions                                         488             1,005
                                                                                            ---------         ---------
         Cash and cash equivalents                                                              2,408             4,043

Certificates of deposit in other financial institutions                                           -                 829
Investment securities designated as available for sale - at market                              4,385             4,550
Mortgage-backed securities designated as available for sale - at market                           423               835
Loans receivable - net                                                                         88,477            76,379
Real estate acquired through foreclosure                                                          -                  87
Office premises and equipment - at depreciated cost                                             2,092             1,635
Stock in Federal Home Loan Bank - at cost                                                       1,152             1,150
Accrued interest receivable on loans                                                              411               337
Accrued interest receivable on investments                                                         23                27
Cash surrender value of life insurance                                                          2,845             1,869
Prepaid expenses and other assets                                                                 421               543
Prepaid income taxes                                                                               23               104
Deferred income taxes                                                                             414               141
                                                                                            ---------         ---------

         Total assets                                                                       $ 103,074         $  92,529
                                                                                            =========         =========

         LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits                                                                                    $  76,412         $  66,891
Borrowings from the Federal Home Loan Bank                                                      8,000             7,000
Advances by borrowers for taxes and insurance                                                     128               208
Accounts payable on mortgage loans serviced for others                                             61                67
Accrued interest payable                                                                           20                16
Other liabilities                                                                               1,208             1,114
                                                                                            ---------         ---------
         Total liabilities                                                                     85,829            75,296

Stockholders' equity
  Preferred stock - 10,000 and 1,000,000 shares of $0.01 par value authorized
     as of June 30, 2006 and June 30, 2005, respectively; no shares issued                        -                 -
  Common stock - 2,500,000 shares of $0.01 par value authorized; 1,686,662 shares issued and outstanding as of June 30, 2006;  5,000,000 shares of $0.01 par value
    authorized: 1,644,242 shares issued and outstanding as of June 30, 2005                        17                16
  Additional paid-in capital                                                                   10,817            10,284
  Retained earnings, restricted                                                                 7,682             7,660
  Accumulated comprehensive income (loss), net of related tax effects                            (110)               53
  Shares acquired by stock benefit plans                                                       (1,161)             (780)
                                                                                            ---------         ---------
         Total stockholders' equity                                                            17,245            17,233
                                                                                            ---------         ---------

         Total liabilities and stockholders' equity                                         $ 103,074         $  92,529
                                                                                            =========         =========




The accompanying notes are an integral part of these statements.



                                 DSA FINANCIAL CORPORATION

                            CONSOLIDATED STATEMENTS OF EARNINGS

                            Years ended June 30, 2006 and 2005
                             (In thousands, except share data)


                                                                    2006           2005
Interest income
  Loans                                                           $ 5,229         $ 4,159
  Mortgage-backed securities                                           23              40
  Investment securities                                               157             184
  Interest-bearing deposits and other                                 132             137
                                                                  -------         -------
         Total interest income                                      5,541           4,520

Interest expense
  Deposits                                                          2,115           1,192
  Borrowings                                                          338             233
                                                                  -------         -------
         Total interest expense                                     2,453           1,425
                                                                  -------         -------

         Net interest income                                        3,088           3,095

Provision for losses on loans                                          89              53
                                                                  -------         -------

         Net interest income after provision
           for losses on loans                                      2,999           3,042

Other income
  Gain on sale of loans                                                43              56
  Gain (loss) on sale of investment securities                        159              (2)
  Gain on sale of real estate acquired through foreclosure             19              13
  Cash surrender value of life insurance                              100              71
  Other operating                                                     201             224
                                                                  -------         -------
         Total other income                                           522             362

General, administrative and other expense
  Employee compensation and benefits                                1,319           1,218
  Occupancy and equipment                                             151             173
  Data processing                                                     134             131
  Other operating                                                     547             546
                                                                  -------         -------
         Total general, administrative and other expense            2,151           2,068
                                                                  -------         -------

         Earnings before income taxes                               1,370           1,336
Income taxes
  Current                                                             649             481
  Deferred                                                           (152)             19
                                                                  -------         -------
         Total income taxes                                           497             500
                                                                  -------         -------

         NET EARNINGS                                             $   873         $   836
                                                                  =======         =======

         EARNINGS PER SHARE
           Basic                                                  $   .55         $   .53
                                                                  =======         =======
           Diluted                                                $   .55         $   .53
                                                                  =======         =======


The accompanying notes are an integral part of these statements.


                                         DSA FINANCIAL CORPORATION

                              CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                     Years ended June 30, 2006 and 2005
                                               (In thousands)


                                                                                       2006           2005

Net earnings                                                                         $  873         $  836

Other comprehensive income (loss), net of tax:
  Unrealized holding gains (losses) on securities during the year, net of taxes (benefits) of $(53) and $132 in
    fiscal 2006 and 2005, respectively                                                  (72)           178

Reclassification adjustment for realized (gains) losses included in earnings, net of taxes (benefits) of $68 and $(1) in fiscal
  2006 and 2005, respectively                                                           (91)             1
                                                                                     ------         ------

Comprehensive income                                                                 $  710         $1,015
                                                                                     ======         ======

Accumulated comprehensive income (loss)                                              $ (110)        $   53
                                                                                     ======         ======




The accompanying notes are an integral part of these statements.

                            DSA FINANCIAL CORPORATION

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                   For the years ended June 30, 2006 and 2005
                        (In thousands, except share data)

                                                                                                UNREALIZED
                                                                                               GAINS (LOSSES)   SHARES
                                                                                                ON SECURITIES  ACQUIRED
                                                                      ADDITIONAL                 DESIGNATED    BY STOCK
                                                            COMMON      PAID-IN    RETAINED     AS AVAILABLE    BENEFIT
                                                             STOCK      CAPITAL    EARNINGS       FOR SALE       PLANS       TOTAL
Balance at July 1, 2004                                    $     49    $  2,224    $  7,337    $   (126)     $   (225)   $  9,259

Net earnings for the year ended June 30, 2005                    -          -           836         -             -           836
Exchange of pre-existing shares                                 (49)         49         -           -             -           -
Proceeds from issuance of common stock                           16       8,003         -           -            (679)      7,340
Dividends of $0.31 per common share                              -          -          (513)        -             -          (513)
Unrealized gains on securities designated as
  available for sale, net of realized gains and losses
  and related tax effects                                        -          -           -           179           -           179
Amortization expense of stock benefit plans                      -            8         -           -             124         132
                                                           --------    --------    --------    --------      --------    --------

Balance at June 30, 2005                                         16      10,284       7,660          53          (780)     17,233

Net earnings for the year ended June 30, 2006                    -          -           873         -             -           873
Dividends of $0.515 per common share                             -          -          (851)        -             -          (851)
Unrealized losses on securities designated as
  available for sale, net of realized gains and losses
  and related tax effects                                        -          -           -          (163)          -          (163)
Amortization expense of stock benefit plans                      -           29         -           -             124         153
Issuance of shares for stock benefit plan                         1         504         -           -            (505)        -
                                                           --------    --------    --------    --------      --------    --------

Balance at June 30, 2006                                   $     17    $ 10,817    $  7,682    $   (110)     $ (1,161)   $ 17,245
                                                           ========    ========    ========    ========      ========    ========


The accompanying notes are an integral part of these statements.


                                             DSA FINANCIAL CORPORATION

                                       CONSOLIDATED STATEMENTS OF CASH FLOWS

                                        Years ended June 30, 2006 and 2005
                                                  (In thousands)

                                                                                         2006               2005
Cash flows from operating activities:
  Net earnings for the year                                                             $    873         $    836
  Adjustments to reconcile net earnings to net
  cash provided by (used in) operating activities:
    Amortization of discounts and premiums on loans,
      investments and mortgage-backed securities - net                                        (4)             (20)
    Amortization of deferred loan origination fees                                            (3)             (34)
    Amortization of mortgage servicing rights                                                 66               22
    Depreciation and amortization                                                             79               99
    Amortization expense of stock benefit plan                                               153              132
    Gain on sale of real estate acquired through foreclosure                                 (19)             (13)
    (Gain) loss on sale of investment securities                                            (159)               2
    Origination of loans for sale in the secondary market                                 (2,767)          (2,159)
    Proceeds from sale of loans in the secondary market                                    2,788            2,301
    Gain on sale of loans                                                                    (21)             (38)
    Federal Home Loan Bank stock dividends                                                    (2)             (47)
    Provision for losses on loans                                                             89               53
    Increase in cash surrender value of life insurance                                      (100)             (66)
    Increase (decrease) in cash due to changes in:
      Accrued interest receivable on loans                                                   (74)             (79)
      Accrued interest receivable on investments                                               4                7
      Prepaid expenses and other assets                                                       56              349
      Accounts payable on mortgage loans serviced for others                                  (6)              (7)
      Accrued interest payable                                                                 4                6
      Other liabilities                                                                       94              149
       Income taxes:
        Current                                                                               81              (80)
        Deferred                                                                            (152)              19
                                                                                        --------         --------
         Net cash provided by operating activities                                           980            1,432

Cash flows provided by (used in) investing activities:
  Purchase of investment securities designated as available for sale                        (150)            (492)
  Proceeds from sale of investment securities designated as available
    for sale                                                                                 203              498
  Proceeds from maturity and principal repayments of investment securities                    10            2,555
  Principal repayments on mortgage-backed securities                                         391              672
  Principal repayments on loans                                                           23,354           24,571
  Loan disbursements                                                                     (35,086)         (37,283)
  Loans purchased                                                                           (693)          (4,758)
  Purchase of office premises and equipment                                                 (536)            (541)
  (Increase) decrease in certificates of deposit in other financial institutions             831             (582)
  Purchase of cash surrender value of life insurance                                        (900)             (29)
  Redemption of cash surrender value of life insurance                                        24              -
  Additions to real estate acquired through foreclosure                                       (4)             (10)
  Proceeds from sale of real estate acquired through foreclosure                             351               96
                                                                                        --------         --------
         Net cash used in investing activities                                           (12,205)         (15,303)
                                                                                        --------         --------

         Net cash used in operating and investing
           activities (balance carried forward)                                          (11,225)         (13,871)
                                                                                        --------         --------

                                             DSA FINANCIAL CORPORATION

                                 CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

                                        Years ended June 30, 2006 and 2005
                                                  (In thousands)


                                                                                         2006               2005
         Net cash used in operating and investing
           activities (balance brought forward)                                         $(11,225)        $(13,871)

Cash flows provided by (used in) financing activities:
  Net increase (decrease) in deposit accounts                                              9,521           (1,312)
  Repayment of Federal Home Loan Bank borrowings                                          (6,000)          (3,000)
  Proceeds from Federal Home Loan Bank borrowings                                          7,000            5,000
  Advances by borrowers for taxes and insurance                                              (80)             (47)
  Proceeds from issuance of common stock                                                     -              7,222
  Dividends on common stock                                                                 (851)            (513)
                                                                                        --------         --------
         Net cash provided by financing activities                                         9,590            7,350
                                                                                        --------         --------

Net decrease in cash and cash equivalents                                                 (1,635)          (6,521)

Cash and cash equivalents at beginning of year                                             4,043           10,564
                                                                                        --------         --------

Cash and cash equivalents at end of year                                                $  2,408         $  4,043
                                                                                        ========         ========


Supplemental disclosure of cash flow information: Cash paid during the year for:
    Income taxes                                                                        $    550         $    561
                                                                                        ========         ========

    Interest on deposits and borrowings                                                 $  2,449         $  1,419
                                                                                        ========         ========

Supplemental disclosure of noncash investing activities:
  Unrealized gains (losses) on securities designated as available
    for sale, net of related tax effects                                                $    (72)        $    178
                                                                                        ========         ========

  Recognition of mortgage servicing rights in accordance with
    SFAS No. 140                                                                        $     22         $     18
                                                                                        ========         ========

  Transfers from loans to real estate acquired through foreclosure                      $    278         $    159
                                                                                        ========         ========

  Loans originated upon sale of real estate acquired through foreclosure                $     37         $    -
                                                                                        ========         ========


The accompanying notes are an integral part of these statements.

                            DSA FINANCIAL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             June 30, 2006 and 2005


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Prior to July 28, 2004, Dearborn Financial Corporation ("Dearborn Financial" or the "Corporation") was a stock holding company whose activities were primarily limited to holding the stock of its wholly-owned subsidiary, Dearborn Savings Association, F.A. ("Dearborn" or the "Association"). The Corporation and the Association were organized using a two-tier mutual holding company structure. Effective July 28, 2004, the Corporation completed a reorganization and second-step stock offering, whereby Dearborn Financial was succeeded by a new Delaware corporation named DSA Financial Corporation, as sole owner of the Association. See Note J for additional information as to the reorganization. Future references herein to "DSA Financial" or the "Corporation" include Dearborn Financial Corporation prior to the reorganization.

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

    1.  PRINCIPLES OF CONSOLIDATION
    -------------------------------

    The consolidated financial statements include the accounts of the Corporation and the Association. All intercompany transactions and balances have been eliminated.

    2.  INVESTMENT SECURITIES AND MORTGAGE-BACKED SECURITIES
    --------------------------------------------------------

    DSA Financial accounts for investment and mortgage-backed securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that investments be categorized as held to maturity, trading, or available for sale. Securities classified as held to maturity are carried at cost only if the Corporation has the positive intent and ability to hold these securities to maturity. Securities designated as available for sale are carried at fair value with resulting unrealized gains or losses recorded to stockholders' equity.

                            DSA FINANCIAL CORPORATION

                             June 30, 2006 and 2005


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    2. INVESTMENT SECURITIES AND MORTGAGE-BACKED SECURITIES (continued)
    -------------------------------------------------------------------

    Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

    Realized gains and losses on sales of securities are recognized using the specific identification method.

    3.  LOANS RECEIVABLE
    --------------------

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

    Loans held for sale are carried at the lower of cost or market determined in the aggregate. In computing cost, deferred loan origination fees are deducted from the principal balances of the related loans. The Association had no loans held for sale at June 30, 2006 and 2005.

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

                            DSA FINANCIAL CORPORATION

                             June 30, 2006 and 2005


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    3. LOANS RECEIVABLE (continued)
    -------------------------------

    The Association recorded amortization related to mortgage servicing rights totaling approximately $66,000 and $22,000 for the years ended June 30, 2006 and 2005, respectively. At June 30, 2006 and 2005, the carrying value of the Association's mortgage servicing rights, which approximated fair value, totaled $238,000 and $282,000, respectively. Mortgage servicing rights are included within prepaid expenses and other assets in the consolidated statements of financial condition.

    The Association was servicing mortgage loans of $33.7 million and $34.2 million at June 30, 2006 and 2005, respectively, that had been sold to the Federal Home Loan Mortgage Corporation and other investors.

    4.  LOAN ORIGINATION FEES
    -------------------------

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

    5.  ALLOWANCE FOR LOAN LOSSES
    -----------------------------

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

                            DSA FINANCIAL CORPORATION

                             June 30, 2006 and 2005


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    5. ALLOWANCE FOR LOAN LOSSES (continued)
    ----------------------------------------

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

    The Association had no loans that were defined as impaired as of June 30, 2006 and 2005.

    6.  REAL ESTATE ACQUIRED THROUGH FORECLOSURE
    --------------------------------------------

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

    7.  INVESTMENT IN FEDERAL HOME LOAN BANK STOCK
    ----------------------------------------------

    Dearborn is required as a condition of membership in the Federal Home Loan Bank of Indianapolis (FHLB) to maintain an investment in FHLB common stock. The stock is redeemable at par and, therefore, its cost is equivalent to its redemption value. Dearborn's ability to redeem FHLB shares is dependent on the redemption practices of the FHLB of Indianapolis. At June 30, 2006, the FHLB of Indianapolis placed no restrictions on redemption of shares in excess of a member's required investment in the stock.

    8.  OFFICE PREMISES AND EQUIPMENT
    ---------------------------------

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

                            DSA FINANCIAL CORPORATION

                             June 30, 2006 and 2005


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    9.  INCOME TAXES
    ----------------

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

    10.  BENEFIT PLANS
    ------------------

    In addition to providing employees with access to a Simplified Employee Pension Plan, DSA Financial has a supplemental retirement plan which provides retirement benefits to certain key officers and directors. DSA Financial's obligations under the plan have been funded via the purchase of key man life insurance policies, of which the Corporation is the beneficiary. Expense under the plan totaled approximately $75,000 and $71,000 for the fiscal years ended June 30, 2006 and 2005, respectively.

    In connection with the Reorganization, Dearborn implemented an Employee Stock Ownership Plan ("ESOP"), which provides retirement benefits for substantially all employees who have completed one year of service and have attained the age of 21. The ESOP acquired 67,876 shares through the Reorganization and allocated 6,889 and 7,746 to plan participants for the fiscal years ended June 30, 2006 and 2005, respectively. Expense under the ESOP totaled approximately $79,000 and $69,000 for the fiscal years ended June 30, 2006 and 2005, respectively.

    Additionally, during fiscal 2003 DSA Financial implemented a Recognition and Retention Plan (RRP). The RRP contains 50,889 shares (as adjusted) of DSA Financial common stock issued from previously authorized shares. All shares within the RRP were awarded to members of the board of directors and employees upon adoption of the plan. Common stock granted under the RRP vests ratably over a five-year period. DSA Financial recognized expense related to the RRP of $56,000 for each of the fiscal years ended June 30, 2006 and 2005.

    At the Annual Meeting of Stockholders held in November 2005, the Corporation's shareholders approved the DSA Financial Corporation 2005 Stock-Based Incentive Plan (Plan). The Plan provides for both stock option awards and restricted stock awards of 67,876 and 42,422 shares, respectively. On April 20, 2006, the Corporation awarded 42,420 shares of restricted stock to directors and certain officers and employees of the Corporation. These awards will vest over a five year period beginning on the date of the award. DSA Financial recognized expense related to this plan of $25,000 for the fiscal year ended June 30, 2006. No stock option awards were granted in fiscal 2006.

                            DSA FINANCIAL CORPORATION

                             June 30, 2006 and 2005


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    11.  CASH AND CASH EQUIVALENTS
    ------------------------------

    For purposes of reporting cash flows, cash and cash equivalents includes cash and due from banks and interest-bearing deposits in other financial institutions with original terms to maturity of less than ninety days.

    12.  EARNINGS PER SHARE
    -----------------------

    Basic earnings per share is computed based upon the weighted-average common shares outstanding during the year, less 60,130 and 67,876 unallocated ESOP shares for the fiscal years ended June 30, 2006 and 2005, respectively. Weighted-average common shares deemed outstanding totaled 1,592,034 and 1,576,366 for the years ended June 30, 2006 and 2005, respectively.

    The Corporation had no dilutive or potentially dilutive securities at June 30, 2006 and 2005.

    13.  FAIR VALUE OF FINANCIAL INSTRUMENTS
    ----------------------------------------

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

    The following methods and assumptions were used by DSA Financial in estimating its fair value disclosures for financial instruments at June 30, 2006 and 2005:

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

               LOANS RECEIVABLE: The loan portfolio has been segregated into categories with similar characteristics, such as one- to four-family residential, multi-family residential and nonresidential real estate. These loan categories were further delineated into fixed-rate and adjustable-rate loans. The fair values for the resultant loan categories were computed via

                            DSA FINANCIAL CORPORATION

                             June 30, 2006 and 2005


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    13. FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)
    ---------------------------------------------------

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

               COMMITMENTS TO EXTEND CREDIT: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. At June 30, 2006 and 2005, the fair value of loan commitments was not material.

    Based on the foregoing methods and assumptions, the carrying value and fair value of DSA Financial's financial instruments at June 30, 2006 and 2005, are as follows:

                                                                           2006                         2005
                                                                 CARRYING        FAIR          CARRYING        FAIR
                                                                   VALUE         VALUE           VALUE         VALUE
                                                                                (In thousands)
Financial assets
  Cash and cash equivalents                                      $ 2,408        $ 2,408        $ 4,043        $ 4,043
  Certificates of deposit in other financial institutions            -              -              829            829
  Investment securities                                            4,385          4,385          4,550          4,550
  Mortgage-backed securities                                         423            423            835            835
  Loans receivable                                                88,477         83,191         76,379         76,286
  Stock in Federal Home Loan Bank                                  1,152          1,152          1,150          1,150
                                                                 -------        -------        -------        -------

                                                                 $96,845        $91,559        $87,786        $87,693
                                                                 =======        =======        =======        =======

Financial liabilities
  Deposits                                                       $76,412        $76,546        $66,891        $66,934
  Borrowings from the Federal Home Loan Bank                       8,000          7,948          7,000          7,124
  Advances by borrowers for taxes and insurance                      128            128            208            208
                                                                 -------        -------        -------        -------

                                                                 $84,540        $84,622        $74,099        $74,266
                                                                 =======        =======        =======        =======

                            DSA FINANCIAL CORPORATION

                             June 30, 2006 and 2005


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    14.  CASH SURRENDER VALUE OF LIFE INSURANCE
    -------------------------------------------

    The cash surrender value of bank-owned life insurance policies represents the value of life insurance policies on certain directors and officers of the Corporation for which the Corporation is the beneficiary. The Corporation accounts for these assets using the cash surrender value method in determining the carrying value of the insurance policies.

    15.  ADVERTISING
    ----------------

    Advertising costs are expensed when incurred. The Corporation's advertising expense totaled $65,000 and $56,000 for the fiscal years ended June 30, 2006 and 2005, respectively.

    16.  RECLASSIFICATIONS
    ----------------------

    Certain prior year amounts have been reclassified to conform to the 2006 financial statement presentation.

    17.  EFFECTS OF RECENT ACCOUNTING PRONOUNCEMENTS
    ------------------------------------------------

    In December 2004, the Financial Accounting Standards Board (the "FASB") issued a revision to Statement of Financial Accounting Standards ("SFAS") No. 123 which establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, primarily on accounting for transactions in which an entity obtains employee services in share-based transactions. This Statement, SFAS No. 123(R) "Share-Based Payment", requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award, with limited exceptions. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award - the requisite service period. No compensation cost is recognized for equity instruments for which employees do not render the requisite service. Employee share purchase plans will not result in recognition of compensation cost if certain conditions are met.

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

                            DSA FINANCIAL CORPORATION

                             June 30, 2006 and 2005


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    17. EFFECTS OF RECENT ACCOUNTING PRONOUNCEMENTS (continued)
    -----------------------------------------------------------

    Compensation cost is required to be recognized in the first annual period that begins after December 15, 2005, or July 1, 2006 as to the Corporation. The Corporation has not granted options under its stock-based incentive plan. Future grants of stock options will require recognition of expense pursuant to the provisions of SFAS No. 123(R).

    In March 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 156, "Accounting for Servicing of Financial Assets - an amendment of SFAS No. 140," to simplify the accounting for separately recognized servicing assets and servicing liabilities. Specifically, SFAS No. 156 amends SFAS No. 140 to require an entity to take the following steps:

          o Separately recognize financial assets as servicing assets or servicing liabilities, each time it undertakes an obligation to service a financial asset by entering into certain kinds of servicing contracts;
          o Initially measure all separately recognized servicing assets and liabilities at fair value, if practicable; and
          o Separately present servicing assets and liabilities subsequently measured at fair value in the statement of financial condition and additional disclosures for all separately recognized servicing assets and servicing liabilities.

    Additionally, SFAS No. 156 permits, but does not require, an entity to choose either the amortization method or the fair value measurement method for measuring each class of separately recognized servicing assets and servicing liabilities. SFAS No. 156 also permits a servicer that uses derivative financial instruments to offset risks on servicing to use fair value measurement when reporting both the derivative financial instrument and related servicing asset or liability.

    SFAS No. 156 applies to all separately recognized servicing assets and liabilities acquired or issued after the beginning of an entity's fiscal year that begins after September 15, 2006, or July 1, 2007 as to the Corporation, with earlier application permitted. The Corporation is currently evaluating SFAS No. 156, but does not expect it to have a material effect on the Corporation's financial condition or results of operations.

                            DSA FINANCIAL CORPORATION

                             June 30, 2006 and 2005


NOTE B - INVESTMENT AND MORTGAGE-BACKED SECURITIES

    The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair value of investment securities at June 30, 2006 and 2005 are shown below:

                                                                 2006
                                                            GROSS         GROSS     ESTIMATED
                                         AMORTIZED     UNREALIZED    UNREALIZED          FAIR
                                              COST          GAINS        LOSSES         VALUE
                                                             (In thousands)
AVAILABLE FOR SALE:
  U.S. Government agency obligations        $3,496        $    -        $  136        $3,360
  Corporate equity securities                  150             6             -           156
  Municipal obligations                        394             -             8           386
  Asset management fund                        500             -            17           483
                                            ------        ------        ------        ------

     Total investment securities
       available for sale                   $4,540        $    6        $  161        $4,385
                                            ======        ======        ======        ======


                                                                  2005
                                                            GROSS         GROSS     ESTIMATED
                                         AMORTIZED     UNREALIZED    UNREALIZED          FAIR
                                              COST          GAINS        LOSSES         VALUE
                                                              (In thousands)
AVAILABLE FOR SALE:
  U.S. Government agency obligations        $3,494        $    5        $   47        $3,452
  Corporate equity securities                   44           155             -           199
  Municipal obligations                        404             3             -           407
  Asset management fund                        500             -             8           492
                                            ------        ------        ------        ------

     Total investment securities
       available for sale                   $4,442        $  163        $   55        $4,550
                                            ======        ======        ======        ======

                            DSA FINANCIAL CORPORATION

                             June 30, 2006 and 2005


NOTE B - INVESTMENT AND MORTGAGE-BACKED SECURITIES (continued)

    The amortized cost and estimated fair value of investment securities, excluding corporate equity securities and the asset management fund, at June 30, 2006, by term to maturity are shown below.

                                                   ESTIMATED
                                     AMORTIZED          FAIR
                                          COST         VALUE
                                             (In thousands)
     AVAILABLE FOR SALE
       Due in one year or less          $1,011        $  985
       Due in one to five years            546           534
       Due in five years or more         2,333         2,227
                                        ------        ------

                                        $3,890        $3,746
                                        ======        ======

    Proceeds from sales of investment securities totaled $203,000 during the fiscal year ended June 30, 2006, resulting in gross realized gains of $159,000. Proceeds from sales of investment securities totaled $498,000 during the fiscal year ended June 30, 2005, resulting in gross realized losses of $2,000.

    The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair value of mortgage-backed securities at June 30, 2006 and 2005 are shown below:

                                                                       2006
                                                                 GROSS       GROSS   ESTIMATED
                                                  AMORTIZED UNREALIZED  UNREALIZED        FAIR
                                                       COST      GAINS      LOSSES       VALUE
                                                                  (In thousands)
     AVAILABLE FOR SALE:
       Federal Home Loan Mortgage
         Corporation participation certificates        $ 29        $ -        $  -        $ 29
       Federal National Mortgage
         Association participation certificates         431          -          37         394
                                                       ----        ---        ----        ----

          Total mortgage-backed securities
            available for sale                         $460        $ -        $ 37        $423
                                                       ====        ===        ====        ====

                                                                        2005
                                                                 GROSS       GROSS   ESTIMATED
                                                  AMORTIZED UNREALIZED  UNREALIZED        FAIR
                                                       COST      GAINS      LOSSES       VALUE
                                                                  (In thousands)
     AVAILABLE FOR SALE:
       Federal Home Loan Mortgage
         Corporation participation certificates        $183        $ -        $  2        $181
       Federal National Mortgage
         Association participation certificates         669          -          15         654
                                                       ----        ---        ----        ----

          Total mortgage-backed securities
            available for sale                         $852        $ -        $ 17        $835
                                                       ====        ===        ====        ====

                            DSA FINANCIAL CORPORATION

                             June 30, 2006 and 2005


NOTE B - INVESTMENT AND MORTGAGE-BACKED SECURITIES (continued)

    The amortized cost of mortgage-backed securities designated as available for sale, by contractual terms to maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.

                                        2006       2005
                                        (In thousands)

     Due within one year               $ 81        $129
     Due in one to five years            69         277
     Due in five to ten years            66          90
     Due in ten to twenty years         145         246
     Due after twenty years              99         110
                                       ----        ----

                                       $460        $852
                                       ====        ====

    The tables below indicate the length of time individual securities have been in a continuous unrealized loss position at June 30, 2006 and 2005:

                                                                JUNE 30, 2006

                                       LESS THAN 12 MONTHS                 12 MONTHS OR LONGER                    TOTAL
       DESCRIPTION OF              NUMBER OF    FAIR    UNREALIZED    NUMBER OF  FAIR     UNREALIZED  NUMBER OF    FAIR   UNREALIZED
         SECURITIES               INVESTMENTS   VALUE     LOSSES    INVESTMENTS  VALUE      LOSSES   INVESTMENTS  VALUE     LOSSES
                                                                    (Dollars in thousands)
     U.S. Government agency
       obligations                       1     $  484     $   12          2     $2,876     $  124          3     $3,360    $  136
     Mortgage-backed
       securities                        -          -        -            4        403         37          4        403        37
     Municipal obligations               1        263          8          -         -          -           1        263         8
     Asset management fund               -          -        -            1        483         17          1        483        17
                                    ------     ------     ------     ------     ------     ------     ------     ------    ------

     Total temporarily impaired
       securities                        2     $  747     $   20          7     $3,762     $  178          9     $4,509    $  198
                                    ======     ======     ======     ======     ======     ======     ======     ======    ======


                                                               JUNE 30, 2005

                                       LESS THAN 12 MONTHS                 12 MONTHS OR LONGER                    TOTAL
       DESCRIPTION OF              NUMBER OF    FAIR    UNREALIZED    NUMBER OF  FAIR     UNREALIZED  NUMBER OF    FAIR   UNREALIZED
         SECURITIES               INVESTMENTS   VALUE     LOSSES    INVESTMENTS  VALUE      LOSSES   INVESTMENTS  VALUE     LOSSES
                                                                    (Dollars in thousands)
     U.S. Government agency
       obligations                       -     $    -     $    -          2     $2,953     $   47          2     $2,953     $   47
     Mortgage-backed
       securities                        4        415          5          2        421         12          6        836         17
     Asset management fund               -          -          -          1        492          8          1        492          8
                                    ------     ------     ------     ------     ------     ------     ------     ------     ------

     Total temporarily impaired
       securities                        4     $  415     $    5          5     $3,866     $   67          9     $4,281     $   72
                                    ======     ======     ======     ======     ======     ======     ======     ======     ======

    Management has the intent and ability to hold these securities for the foreseeable future. The decline in fair value is primarily due to an increase in market interest rates. The fair values are expected to recover as securities approach maturity dates.

                            DSA FINANCIAL CORPORATION

                             June 30, 2006 and 2005


NOTE C - LOANS RECEIVABLE

    The composition of the loan portfolio at June 30 is as follows:

                                                         2006             2005
                                                             (In thousands)
     Residential real estate
       One- to four-family                            $ 48,208         $ 41,006
       Multi-family                                      3,762            3,168
       Construction                                      7,370            8,180
       Home equity and improvement                       6,390            6,412
     Nonresidential real estate and land                26,105           20,542
     Other                                               1,238            1,381
                                                      --------         --------
                                                        93,073           80,689
     Other items:
       Deferred loan origination costs                      43               25
       Undisbursed portion of loans in process          (4,197)          (3,973)
       Allowance for loan losses                          (442)            (362)
                                                      --------         --------

                                                      $ 88,477         $ 76,379
                                                      ========         ========

    As depicted above, Dearborn's lending efforts have historically focused on one- to four-family and multi-family residential real estate loans, which comprise approximately $61.5 million, or 70%, of the total loan portfolio at June 30, 2006, and $54.8 million, or 72%, of the total loan portfolio at June 30, 2005. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided Dearborn with adequate collateral coverage in the event of default. Nevertheless, Dearborn, as with any lending institution, is subject to the risk that real estate values could deteriorate in its primary lending area of southeastern Indiana, thereby impairing collateral values. However, management is of the belief that residential real estate values in Dearborn's primary lending area are presently stable.

    In the normal course of business, Dearborn has made loans to its officers, directors and their related business interests. In the opinion of management, such loans are consistent with sound lending practices and are within applicable regulatory lending limitations. The aggregate dollar amount of loans outstanding to officers, directors and their related business interests totaled $2.9 million and $2.6 million at June 30, 2006 and 2005, respectively. During fiscal 2006, loans disbursed to officers and directors totaled $1.2 million and principal repayments totaled $900,000.

                            DSA FINANCIAL CORPORATION

                             June 30, 2006 and 2005


NOTE C - LOANS RECEIVABLE  (continued)

    The activity in the allowance for loan losses is summarized as follows for the years ended June 30:

                                                            2006           2005
                                                               (In thousands)

     Beginning balance                                      $ 362         $ 336
     Provision for losses on loans                             89            53
     Charge-offs of loans                                     (10)          (27)
     Recoveries                                                 1             -
                                                            -----         -----

     Ending balance                                         $ 442         $ 362
                                                            =====         =====

     At June 30, 2006, Dearborn's allowance for loan losses consisted solely of a general allowance, which is includible as a component of regulatory risk-based capital

     Nonperforming loans totaled $323,000 and $77,000 at June 30, 2006 and 2005, respectively. Interest income that would have been recognized had such nonperforming loans been performing in accordance with their contractual terms totaled $1,000 and $4,000 for the fiscal years ended June 30, 2006 and 2005, respectively


NOTE D - OFFICE PREMISES AND EQUIPMENT

    Office premises and equipment at June 30 are summarized as follows:

                                                              2006         2005
                                                                (In thousands)

     Land                                                    $1,383       $1,300
     Buildings and improvements                               1,147          815
     Furniture and equipment                                    500          379
     Automobiles                                                 59           59
                                                             ------       ------
                                                              3,089        2,553
       Less accumulated depreciation and amortization           997          918
                                                             ------       ------

                                                             $2,092       $1,635
                                                             ======       ======

    The Corporation began construction of a new headquarters for Dearborn Savings during fiscal 2006. Construction is expected to be concluded by November 2006. Management has estimated costs of construction, equipment and furnishings to amount to $1.9 million, of which $379,000 has been incurred and paid as of June 30, 2006.

                            DSA FINANCIAL CORPORATION

                             June 30, 2006 and 2005


NOTE E - DEPOSITS

    Deposits consist of the following major classifications at June 30:

                                                  WEIGHTED-AVERAGE RATE AT
                                                          JUNE 30,                       2006                         2005
     DEPOSIT TYPE                                 2006              2005       AMOUNT             %         AMOUNT             %
                                                                              (Dollars in thousands)
     Passbook accounts                            2.39%             1.78%     $13,029           17.0%      $17,094          25.6%
     Money market accounts                        2.43%             0.93%       2,915            3.8         3,304           4.9
     NOW accounts                                 0.48%             0.40%       6,097            8.0         6,090           9.1
                                                                              -------          -----       -------          ----

          Total transaction accounts                                           22,041           28.8        26,488           39.6

     Certificates of deposit
       Less than 2.00%                                                            469            0.6         6,590            9.9
       2.00 - 4.00%                                                            13,428           17.6        29,802           44.5
       Greater than 4.00%                                                      40,474           53.0         4,011            6.0
                                                                              -------          -----       -------          ----

          Total certificates of deposit           4.22%             3.03%      54,371           71.2        40,403          60.4
                                                                              -------          -----       -------          ----

          Total deposits                                                      $76,412          100.0%      $66,891          100.0%
                                                                              =======          =====       =======          ====

    The Association had certificate of deposit accounts with balances greater than $100,000 totaling $25.2 million and $13.6 million at June 30, 2006 and 2005, respectively.

    Interest expense on deposits for the fiscal years ended June 30 is summarized as follows:

                                                2006           2005
                                                   (In thousands)

     Passbook accounts                         $  301        $  266
     NOW and money market accounts                 66            59
     Certificates of deposit                    1,748           867
                                               ------        ------

                                               $2,115        $1,192
                                               ======        ======

    Maturities of outstanding certificates of deposit at June 30 are summarized as follows:

    MATURING IN FISCAL YEAR ENDED JUNE 30,        2006           2005
                                                     (In thousands)

                    2006                        $   -          $27,660
                    2007                         45,448          8,894
                    2008                          5,454          2,449
                    2009                          2,750          1,163
                    2010                            325            127
          2011 and thereafter                       394            110
                                                -------        -------

                                                $54,371        $40,403
                                                =======        =======

    In the ordinary course of business, the Association accepted deposits from its officers and directors. At June 30, 2006 and 2005, deposits from officers and directors totaled $665,000 and $644,000, respectively.

                            DSA FINANCIAL CORPORATION

                             June 30, 2006 and 2005


NOTE F - BORROWINGS FROM THE FEDERAL HOME LOAN BANK

    Advances from the Federal Home Loan Bank of Indianapolis, collateralized at June 30, 2006 by pledges of certain residential mortgage loans totaling $14.5 million and Dearborn's investment in Federal Home Loan Bank stock are summarized as follows:

    INTEREST                MATURING IN                      JUNE 30,
    RATE                  FISCAL YEAR ENDING           2006           2005
                                                      (Dollars in thousands)

     3.39%                     2006                  $   -          $1,000
     4.13% - 5.32%             2007                   4,000          2,000
     4.31%                     2008                   1,000          1,000
     5.99%                     2010                   1,000          1,000
     4.50% - 5.48%             2011                   2,000          2,000
                                                     ------         ------

                                                     $8,000         $7,000
                                                     ======         ======

     Weighted-average interest rate                    4.87%          4.56%
                                                     ======         ======

    Of the $4.0 million in advances that mature in fiscal 2007, $2.0 million are six-month variable-rate advances with an interest rate of 5.32% as of June 30, 2006. These variable-rate advances can be paid off at the discretion of the Association. The advances scheduled to mature in 2010 and 2011 are subject to call by the Federal Home Loan Bank every 90 days based on the annual anniversary of the borrowing date.

    In addition to these advances, Dearborn has a line of credit with the Federal Home Loan Bank. At June 30, 2006 and 2005, Dearborn did not have a balance outstanding on the line of credit.


NOTE G - INCOME TAXES

    The provision for income taxes on earnings differs from that computed at the statutory corporate rate for the fiscal years ended June 30 as follows:

                                                                   2006         2005
                                                                     (In thousands)
     Federal income taxes computed
       at the 34% statutory rate                                 $ 429         $ 415
     Increase (decrease) in taxes resulting from:
       Tax-exempt interest                                          (5)           (6)
       Increase in cash surrender value of life insurance          (34)          (24)
       Provision for state income taxes                            105           109
       Other                                                         2             6
                                                                 -----         -----

     Income tax provision per consolidated
       financial statements                                      $ 497         $ 500
                                                                 =====         =====

                            DSA FINANCIAL CORPORATION

                             June 30, 2006 and 2005


NOTE G - INCOME TAXES (continued)

    The composition of DSA Financial's net deferred tax asset at June 30 is as follows:

                                                                                 2006           2005
                                                                                    (In thousands)
     TAXES (PAYABLE) REFUNDABLE ON TEMPORARY
     DIFFERENCES AT STATUTORY RATE:
       Deferred tax assets:
         Deferred compensation                                                   $ 369         $ 334
         General loan loss allowance                                               188           154
         Stock benefit plan                                                         43            32
         Unrealized losses on securities designated as available for sale           82            -
                                                                                 -----         -----
                   Deferred tax assets                                             682           520

       Deferred tax liabilities:
         Accrual versus cash basis of accounting                                    -            (54)
         Book/tax depreciation differences                                         (27)          (45)
         Capitalized mortgage servicing rights                                    (101)         (120)
         Deferred loan origination costs                                           (85)          (74)
         FHLB stock dividends                                                      (48)          (48)
         Unrealized gains on securities designated as available for sale            -            (38)
         Other                                                                      (7)           -
                                                                                 -----         -----
                   Deferred tax liabilities                                       (268)         (379)
                                                                                 -----         -----

                   Net deferred tax asset                                        $ 414         $ 141
                                                                                 =====         =====

    Prior to 1997, Dearborn was allowed a special bad debt deduction based on a percentage of earnings, generally limited to 8% of otherwise taxable income and subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. This percentage of earnings bad debt deduction had accumulated to approximately $1.2 million as of June 30, 2006. If the amounts that qualified as deductions for federal income tax purposes are later used for purposes other than for bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. The amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction is approximately $390,000 at June 30, 2006.


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

                            DSA FINANCIAL CORPORATION

                             June 30, 2006 and 2005


NOTE H - COMMITMENTS (continued)

    At June 30, 2006, Dearborn had outstanding commitments of approximately $2.0 million to originate fixed-rate residential and nonresidential loans. Dearborn was also obligated under unused lines of credit secured by one- to four-family residential real estate totaling $5.3 million and commercial lines of credit totaling $2.1 million. Additionally, Dearborn had issued a letter of credit totaling $1.0 million to a member of its Board of Directors. In the opinion of management, outstanding loan commitments equaled or exceeded prevalent market interest rates as of June 30, 2006, such loans were underwritten in accordance with normal underwriting policies, and all commitments will be funded via cash flow from operations and existing excess liquidity. Fees received in connection with these commitments have not been recognized in earnings.

    The Association accounts for financial letters of credit in accordance with FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires a guarantor entity, at the inception of a guarantee covered by the measurement provisions of the Interpretation, to record a liability for the fair value of the obligation undertaken in issuing the guarantee. The Association issues financial and performance letters of credit that require the Association to make payments if the customer fails to perform certain financial contractual obligations. The approximate terms of these letters of credit are one year to five years. The Association defines the fair value of these letters of credit as the fees received from the customer.

    The maximum potential undiscounted amount of future payments of these letters of credit as of June 30, 2006, is $1.0 million. The Association obtains collateral, such as real estate or cash on deposit, for these letters of credit. The Association generally expects that the estimated proceeds obtained on liquidation of collateral would cover the maximum potential amount of future payments under a guarantee.


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

                            DSA FINANCIAL CORPORATION

                             June 30, 2006 and 2005


NOTE I - REGULATORY CAPITAL (continued)

    As of June 30, 2006 and 2005, management believes that Dearborn met all capital adequacy requirements to which it was subject.

                                                                AS OF JUNE 30, 2006
                                                                                                  TO BE "WELL-
                                                                                               CAPITALIZED" UNDER
                                                                     FOR CAPITAL               PROMPT CORRECTIVE
                                             ACTUAL                ADEQUACY PURPOSES           ACTION PROVISIONS
                                        ----------------         -------------------         --------------------
                                         AMOUNT    RATIO           AMOUNT    RATIO             AMOUNT     RATIO
                                                               (Dollars in thousands)
    Tangible capital                    $14,148    13.7%         =>$1,546    =>1.5%          =>$5,154     =>  5.0%

    Core capital                        $14,148    13.7%         =>$4,123    =>4.0%          =>$6,184     =>  6.0%

    Risk-based capital                  $14,590    20.4%         =>$5,734    =>8.0%          =>$7,167     =>10.0%



                                                                AS OF JUNE 30, 2005
                                                                                                  TO BE "WELL-
                                                                                               CAPITALIZED" UNDER
                                                                     FOR CAPITAL               PROMPT CORRECTIVE
                                             ACTUAL                ADEQUACY PURPOSES           ACTION PROVISIONS
                                        ----------------         -------------------         --------------------
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

    The Association is subject to regulations imposed by the OTS regarding the amount of capital distributions payable by the Association to the Corporation. Generally, the Association's payment of dividends is limited, without prior OTS approval, to net income for the current calendar year plus the two preceding calendar years, less capital distributions paid over the comparable time period. Insured institutions are required to file an application with the OTS for capital distributions in excess of this limitation. During fiscal 2006, the Association requested and received OTS approval to pay a $1.2 million dividend to DSA Financial. The dividend was paid in the period subsequent to June 30, 2006.

                            DSA FINANCIAL CORPORATION

                             June 30, 2006 and 2005


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

    The Association may not declare, pay a cash dividend on, or repurchase any or its common stock, if the effect thereof would cause retained earnings to be reduced below either the amount required for the liquidation account or the OTS regulatory capital requirements.

                            DSA FINANCIAL CORPORATION

                             June 30, 2006 and 2005


NOTE K - DSA FINANCIAL CORPORATION CONDENSED FINANCIAL STATEMENTS

    The following condensed financial statements summarize the financial position of DSA Financial Corporation as of June 30, 2006 and 2005, and the results of its operations and its cash flows for the fiscal years ended June 30, 2006 and 2005.

                                        DSA FINANCIAL CORPORATION
                                    STATEMENTS OF FINANCIAL CONDITION
                                          June 30, 2006 and 2005
                                              (In thousands)
     ASSETS                                                                        2006             2005

     Interest-bearing deposits in Dearborn Savings Association                 $  2,473         $  3,223
     Certificates of deposit in other financial institutions                        -                 31
     Investment securities designated as available for sale - at market             156              199
     Loans receivable from ESOP                                                     557              612
     Investment in Dearborn Savings Association                                  14,058           13,214
     Prepaid income taxes                                                            28               21
     Deferred income taxes                                                           18              -
                                                                               --------         --------

           Total assets                                                        $ 17,290         $ 17,300
                                                                               ========         ========

     LIABILITIES AND STOCKHOLDERS' EQUITY

     Accrued expenses and other liabilities                                    $     45         $     22
     Deferred income taxes                                                          -                 45
                                                                               --------         --------

           Total liabilities                                                         45               67

     Stockholders' equity
       Common stock and additional paid-in capital                               10,834           10,300
       Retained earnings                                                          7,682            7,660
       Shares acquired by stock benefit plans                                    (1,161)            (780)
       Unrealized gains (losses) on securities designated
         as available for sale, net of tax effects                                 (110)              53
                                                                               --------         --------
           Total stockholders' equity                                            17,245           17,233
                                                                               --------         --------

           Total liabilities and stockholders' equity                          $ 17,290         $ 17,300
                                                                               ========         ========


                                        DSA FINANCIAL CORPORATION
                                          STATEMENTS OF EARNINGS
                                    Years ended June 30, 2006 and 2005
                                              (In thousands)

                                                                                 2006               2005
     Revenue
       Interest income                                                         $   40           $     40
       Gain on sale of investment securities                                      159                 -
       Equity in earnings of Dearborn Savings Association                         848                894
                                                                               ------           --------
           Total revenue                                                        1,047                934

     General and administrative expenses                                          158                129
                                                                               ------           --------

     Earnings before income taxes (credits)                                       889                805

     Income taxes (credits)                                                        16                (31)
                                                                               ------           --------

           NET EARNINGS                                                        $  873           $    836
                                                                               ======           ========

                            DSA FINANCIAL CORPORATION

                             June 30, 2006 and 2005


NOTE K - DSA FINANCIAL CORPORATION CONDENSED FINANCIAL STATEMENTS (continued)

                                             DSA FINANCIAL CORPORATION
                                              STATEMENTS OF CASH FLOWS
                                         Years ended June 30, 2006 and 2005
                                                   (In thousands)
                                                                                              2006            2005
     Cash flows from operating activities:
       Net earnings for the year                                                           $   873         $   836
       Equity in undistributed earnings of Dearborn Savings Association                       (848)           (894)
       Gain on sale of investment securities designated as available for sale                 (159)             -
       Amortization expense of stock benefit plans                                              80              64
       Increase (decrease) in cash due to changes in:
         Prepaid expenses and other assets                                                      -                5
         Prepaid income taxes                                                                   (7)            (43)
         Other liabilities                                                                      23               3
                                                                                           -------         -------
           Net cash used in operating activities                                               (38)            (29)

     Cash flows from investing activities:
       Purchase of investment in Dearborn Savings Association                                   -           (2,902)
       Purchase of investment securities designated as available for sale                     (150)             -
       Proceeds from sale of investment securities designated as available for sale            203              -
       Decrease in certificates of deposit in other financial institutions                      31              -
       Disbursement of loan to ESOP                                                             -             (679)
       Principal repayments on loan to ESOP                                                     55              67
                                                                                           -------         -------
           Net cash provided by (used in) investing activities                                 139          (3,514)

     Cash flows from financing activities:
       Proceeds from issuance of common stock                                                   -            7,265
       Dividends paid                                                                         (851)           (513)
                                                                                           -------         -------
           Net cash provided by (used in) financing activities                                (851)          6,752
                                                                                           -------         -------

     Net increase (decrease) in cash and cash equivalents                                     (750)          3,209

     Cash and cash equivalents at beginning of year                                          3,223              14
                                                                                           -------         -------

     Cash and cash equivalents at end of year                                              $ 2,473         $ 3,223
                                                                                           =======         =======

                             STOCKHOLDER INFORMATION

================================================================================


ANNUAL MEETING

The Annual Meeting of Stockholders will be held at 4:00 p.m. on November 9, 2006 at the branch office of Dearborn Savings Association, located at 141 Ridge Avenue, Lawrenceburg, Indiana.

STOCK LISTING

The Company's Common Stock trades over-the-counter on the OTC Bulletin Board under the symbol "DSFN.OB"

SPECIAL COUNSEL

Luse Gorman Pomerenk & Schick, P.C.
5335 Wisconsin Avenue, N.W., Suite 400
Washington, D.C.  20015

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Grant Thornton LLP
4000 Smith Road, Suite 500
Cincinnati, Ohio  45209


TRANSFER AGENT

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey  07016-3572

If you have any questions concerning your stockholder account, please call our transfer agent, noted above, at (800) 456-0596. This is the number to call if you require a change of address, records or information about lost certificates.

ANNUAL REPORT ON FORM 10-KSB

A copy of the Corporation's Form 10-KSB for the fiscal year ended June 30, 2006, will be furnished without charge to stockholders upon written request to the Secretary, DSA Financial Corporation, 118 Walnut Street, Lawrenceburg, Indiana 47025.

                                      DIRECTORS AND OFFICERS

                        DIRECTORS                                              OFFICERS

    Robert P. Sonntag                                      Edward L. Fischer
    CHAIRMAN OF THE BOARD                                  PRESIDENT AND CHIEF EXECUTIVE OFFICER,
    RETIRED FROM PRIVATE ACCOUNTING PRACTICE               DEARBORN SAVINGS

    Ronald J. Denney                                       Thomas J. Sicking
    VICE CHAIRMAN OF THE BOARD                             VICE PRESIDENT
    FUNERAL DIRECTOR - FITCH DENNEY FUNERAL HOME
                             Steven R. Doll
    David P. Lorey                                         VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
    PRIVATE LAND OWNER AND DEVELOPER
                                                           Delmar C. Schiferl
    Richard Meador, III                                    VICE PRESIDENT AND DIRECTOR OF LENDING
    RETIRED TEACHER AND FOOTBALL COACH

    Dr. Dennis Richter
    OPTOMETRIST

    Edward L. Fischer
    PRESIDENT AND CHIEF EXECUTIVE OFFICER,
    DEARBORN SAVINGS
